           As filed with the Securities and Exchange Commission on June 19, 2003
                                                     Registration No. 333-105210
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          -----------------------------
                               The Journal Company
             (Exact name of registrant as specified in its charter)

            Wisconsin                                     2711                                     20-0020198
(State or other jurisdiction of      (Primary Standard Industrial Classification Code          (I.R.S. Employer
 incorporation or organization)                          Number)                              Identification No.)

                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2425
                        (Address, including zip code, and
                    telephone number, including area code, of
                    registrant's principal executive offices)
                   -------------------------------------------
                                 Steven J. Smith
                      Chairman and Chief Executive Officer
                               The Journal Company
                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2425
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:

      Benjamin F. Garmer, III                             Alan M. Klein
          Russell E. Ryba                         Simpson Thacher & Bartlett LLP
          Foley & Lardner                              425 Lexington Avenue
     777 East Wisconsin Avenue                       New York, New York 10017
     Milwaukee, Wisconsin 53202                          (212) 455-2000
          (414) 271-2400

                                 ---------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         ------------------------------

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                         Proposed Maximum
          Title of Each Class of                        Aggregate Offering                               Amount of
        Securities to be Registered                          Price (1)                                Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
    Class A Common Stock, $.01 par value ............       $250,000,000                                $20,225 (2)
====================================================================================================================================

   (1) Estimated in accordance with Rule 457(o) under the Securities Act of 1933 solely for purposes of calculating the registration fee.
   (2)  Fee previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  The information in this prospectus is not complete and may be changed. We   +
+  may not sell these securities until the registration statement filed with   +
+  the Securities and Exchange Commission is effective. This prospectus is     +
+  not an offer to sell these securities nor a solicitation of an offer to     +
+  buy these securities in any state where the offer or sale is not            +
+  permitted.                                                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


PROSPECTUS (Subject to Completion)
Issued June 19, 2003


                                     Shares

                       [JOURNAL COMMUNICATIONS, INC. LOGO]

                              CLASS A COMMON STOCK

                               ------------------

Journal Communications, Inc. is offering          shares of our class A common
stock. This is our initial public offering, and there has been no public market for our class A common stock. We anticipate that the initial public offering price will be between $ and $ per share.

                               ------------------

We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN."

                               ------------------

Investing in our class A common stock involves risks. See "Risk Factors" beginning on page 8.

                               ------------------

                              PRICE $      A SHARE

                               ------------------

                                                        Underwriting
                                                        Discounts and        Proceeds to Journal
                                   Price to Public       Commissions         Communications, Inc.
                                  -----------------  ------------------    -----------------------
Per Share ......................  $                  $                     $
Total ..........................  $                  $                     $

Journal Communications, Inc. has granted the underwriters the right to purchase up to an additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
           , 2003.

                               ------------------

MORGAN STANLEY                                             ROBERT W. BAIRD & CO.


CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                                             MERRILL LYNCH & CO.


               , 2003

                                TABLE OF CONTENTS


Prospectus Summary .....................................    1
Risk Factors ...........................................    8
Forward-Looking Statements .............................   22
Use of Proceeds ........................................   24
Dividend Policy ........................................   25
Capitalization .........................................   26
Selected Financial Data ................................   28
Management's Discussion and Analysis of Financial
  Condition and Results of Operations ..................   31
Business ...............................................   63
Management .............................................   88
JESTA and Employee Ownership ...........................   96
Principal Shareholders .................................   97
The Share Exchange and Tender Offer ....................   98
Certain Relationships and Related Transactions .........  101
Description of Capital Stock ...........................  103
Description of Indebtedness ............................  118
Shares Eligible for Future Sale ........................  119
U.S. Federal Tax Consequences ..........................  121
Underwriters ...........................................  124
Legal Matters ..........................................  127
Experts ................................................  127
Where You Can Find More Information ....................  127
Index to Consolidated Financial Statements .............  F-1


                          ----------------------------

       Prior to and in connection with this offering, the shareholders of Journal Communications, Inc. will exchange all of their shares for shares of its wholly-owned subsidiary The Journal Company, as we describe in "The Share Exchange and the Tender Offer." Upon completion of the share exchange, The Journal Company will change its name to "Journal Communications, Inc." In this prospectus, when the distinction is not important, we use the terms "company," "we," "us" and "our" to refer to both Journal Communications, Inc. prior to the share exchange with The Journal Company and to Journal Communications, Inc. after the share exchange. When the distinction is important, we use the term "Old Journal" to refer to Journal Communications, Inc. before the share exchange, and the term "New Journal" to refer to Journal Communications, Inc. after the share exchange. We are filing a Registration Statement on Form S-4 in connection with the share exchange.

       We use the terms "class A common stock" and "class A shares" to refer to New Journal class A common stock that we are offering in this prospectus and that we intend to apply for listing on the New York Stock Exchange under the symbol "JRN." We use the terms "class B common stock" and "class B shares" to refer to New Journal class B-1 and class B-2 common stock, collectively. As we describe below under "The Share Exchange and the Tender Offer," the class B shares will be subject to restrictions on transfer and, for certain initial time periods, restrictions on conversion. After expiration of those periods, each class B-1 and class B-2 share will become convertible at the option of the holder into one share of class A common stock, subject to purchase option procedures contained in our articles of incorporation (as described below under "Description of Capital Stock"). We use the terms "class C common stock" and "class C shares" to refer to New Journal class C common stock. We use the term "common stock" to refer to the class A common stock, class B common stock and class C common stock, collectively.

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of class A common stock and seeking offers to buy shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the class A common stock.

       All information in this prospectus assumes that the share exchange is completed before the commencement of this offering. Completion of the share exchange is a condition to the closing of this offering.

       Until         , 2003, which is 25 days after the commencement of this
offering, all dealers that buy, sell or trade our class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our class A common stock, we encourage you to read this prospectus in its entirety, especially the risks of investing in our class A common stock discussed under "Risk Factors" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                   Our Company

       Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

Our Competitive Strengths

       We believe our principal competitive strengths are:


    . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began in 1937 with the establishment of an employee stock trust which owns 90% of our common stock prior to this offering. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in the stock trust, representing 58% of our full-time workforce. For the last 66 years, employee ownership has driven shareholder value by enabling us to attract and retain motivated people with a high level of commitment to our business and whose spirit of teamwork has significantly energized our company. While our employee stock trust will terminate at the closing of this offering, we believe our capital structure in place after completion of this offering will encourage employee ownership and continue to provide us with the benefits of an entrepreneurial employee ownership culture, given that our employees and former employees will own our "high vote" class B shares and control __% of our total voting power immediately after completion of this offering.

    . Leading Market Position in Wisconsin and Broadcasting Presence in Mid-Sized Growth Markets. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area, which strongly positions our diversified media operations to serve southeastern Wisconsin. We also own and operate 39 other broadcasting assets located in mid-sized growth markets with diversified economies, many of which have large universities or state capitals. These markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation.

    . Profitable and Differentiated Telecommunications Business. Our telecommunications network covers approximately 4,400 route miles primarily in the Great Lakes region, terminating not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers made purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment. We believe this disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe that our deep network penetration, financial stability and reputation for high quality customer service differentiates us from many of our competitors.


    . Diversified Operations with Multiple Growth Opportunities. Our diverse group of businesses helps reduce risks associated with any single business and mitigates our exposure to economic and advertising cycles. In addition, it allows us to strategically direct the cash flow generated by our operations across platforms to help effectively deploy our capital to take advantage of growth opportunities as and where they may arise.


    . Experienced Management Team. Our senior management team has in-depth operating experience and a deep understanding of our culture. Over the past 10 years, this team has successfully completed and integrated approximately 40 acquisitions. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company.


Our Growth Strategy

       Building on these strengths, we will seek to continue our growth through the following strategies:

    . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. We also intend to further streamline our publishing operations and maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history.

    . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations in six geographic markets. These stations were generally owned by smaller, local operators lacking the management or financial resources of our company. We will continue to seek to acquire and integrate broadcast stations in certain existing markets, as well as in new markets with profiles similar to those we presently serve.

    . Continue Disciplined Investment in our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business so we can remain a premier regional provider of carrier and enterprise services and continue to generate returns on our invested capital.

    . Focus on Improving Operating Performance and Margin Expansion. We intend to continue our cost reduction initiatives across our businesses, which we believe will generate increased operating efficiency and cost savings and drive operating margin improvement. We also will continue to promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time.

The Recapitalization

       The Journal Employees' Stock Trust, which we refer to as "JESTA," is an employee stock trust created to offer our employees the opportunity to participate in ownership of Old Journal. JESTA was created by Harry J. Grant, chairman of Old Journal from 1937 to his death in 1963. Prior to this offering, JESTA owned 90% of Old Journal's common stock, and the Grant family shareholders owned the balance. JESTA participants own units representing beneficial interests in the stock trust, with each unit representing beneficial ownership in one share of Old Journal common stock.

       Historically, employee purchases of units have been financed through borrowings from local financial institutions, and we have supported employee ownership through payment of cash dividends to unitholders. In 2002, we paid a dividend of $1.20 per unit, or a total of $31.6 million. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling $432.4 million.


       We intend that our offering of class A shares to the public in this offering and our subsequent tender offer to former JESTA unitholders for a portion of their class B shares (which we refer to as the "recapitalization") will provide those unitholders an opportunity to gain liquidity for their units or retire debt incurred to purchase those units. Our new capital structure (including a publicly traded common stock) is also intended to allow us to continue our longstanding tradition of employee ownership and better grow our businesses. We anticipate that many of our employees will avail themselves of the opportunity to participate in the tender offer, including members of our senior management team, who we anticipate may offer to sell shares in the tender offer. The Grant family shareholders have agreed not to participate in the tender offer. While we intend to terminate JESTA as part of the recapitalization, we will continue to encourage employee ownership of our class B shares following the offering through certain provisions of our articles of incorporation that require employees interested in selling class B shares to first offer them for sale to our other employees. We believe these provisions will facilitate the continuance of the competitive benefits we have enjoyed from employee ownership as well as maintain control of our class B common stock within our employee group (see "Description of Capital Stock").


                               ------------------

       Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2725. Our web site is www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus and you should not consider information on our web site as part of this prospectus.

                                  The Offering

Class A common stock offered .................................................                 shares

Common stock estimated to be outstanding after this offering and before completion of the tender offer:

       Class A common stock ..................................................                 shares
       Class B common stock ..................................................                 shares
       Class C common stock ..................................................                 shares

Common stock estimated to be outstanding after this offering and after completion of the tender offer, assuming the tender offer is fully subscribed and completed at the public offering price:

       Class A common stock ..................................................                 shares
       Class B common stock ..................................................                 shares
       Class C common stock ..................................................                 shares

Over-allotment option ........................................................                 shares

Voting rights:
       Class A common stock ..................................................  One vote per share
       Class B common stock ..................................................  10 votes per share
       Class C common stock ..................................................  Two votes per share

Use of proceeds ..............................................................  We anticipate that net proceeds from this
                                                                                offering will be approximately $   million.
                                                                                We intend to use all of the net proceeds from
                                                                                this offering, plus up to an additional $
                                                                                million in funds that we expect to obtain
                                                                                from a new debt facility, to fund the tender
                                                                                offer as described in "The Share Exchange and
                                                                                the Tender Offer."

The share exchange ...........................................................  Prior to this offering, the shareholders of
                                                                                Journal Communications, Inc. will exchange
                                                                                all of their shares for shares of The Journal
                                                                                Company, as we describe in "The Share
                                                                                Exchange and the Tender Offer." Upon
                                                                                completion of the share exchange, The Journal
                                                                                Company will change its name to "Journal
                                                                                Communications, Inc." The class A common
                                                                                stock, class B common stock and class C
                                                                                common stock referred to in this prospectus
                                                                                will constitute our capital structure after
                                                                                the share exchange.

Dividend policy ..............................................................  Our board of directors expects to continue to declare dividends on our common stock after
                                                                                this offering, in its discretion and in light
                                                                                of all relevant factors, including earnings,
                                                                                general business conditions and working
                                                                                capital requirements. Pursuant to our
                                                                                articles of incorporation, each class of
                                                                                common stock has equal rights with respect to
                                                                                cash dividends, except that dividends on
                                                                                class C shares are

                                                                                cumulative and will not be less than $
                                                                                per year. Our board of directors
                                                                                currently anticipates it will initially
                                                                                declare annual dividends of $   per class
                                                                                A and class B share and $   per class C
                                                                                share.

Proposed New York Stock Exchange symbol ......................................  JRN

       Unless we specifically state otherwise, the information in this prospectus does not take into account:

  .    the sale of up to    class A shares that the underwriters have the option
       to purchase from us solely to cover over-allotments; and

  .        class B shares to be authorized and reserved for issuance under our
       2003 equity incentive plan and our 2003 employee stock purchase plan.

       If the underwriters exercise their over-allotment option in full and
without taking into account the tender offer, then    class A shares,    class B
shares and    class C shares will be outstanding after this offering. If the underwriters exercise their over-allotment option in full and if the tender offer is fully subscribed and completed at the public offering price, then
class A shares,    class B shares and    class C shares will be outstanding
after the tender offer.

                             Summary Financial Data

       The following table presents our summary consolidated historical financial data. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The summary consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the first quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.


                                                        Year Ended December 31,                   First Quarter Ended/(3)/
                                       -----------------------------------------------------------------------------------
                                                                                                    March 24,    March 23,
                                        1998/(1)/  1999/(2)/      2000       2001        2002         2002         2003
                                       ----------  ----------  ---------  ----------  ----------  -----------   ----------
                                                             (in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue:
     Publishing .....................  $ 344,565   $  347,137  $ 345,321  $  320,615  $  311,138  $    69,517   $   68,337
     Broadcasting ...................    115,113      130,857    149,886     134,801     152,749       30,680       29,462
     Telecommunications .............     81,875      101,428    126,586     151,992     148,674       34,905       33,750
     Printing services ..............    107,564       91,663    107,334     114,612      97,841       25,028       21,025
     Other ..........................     81,916       82,275     90,105      86,767      90,974       19,925       21,893
                                       ---------   ----------  ---------  ----------  ----------  -----------   ----------
          Total operating revenue ...    731,033      753,360    819,232     808,787     801,376      180,055      174,467
Operating expense ...................    636,858      642,806    710,041     724,683     687,303      159,575      155,215
                                       ---------   ----------  ---------  ----------  ----------  -----------   ----------
Operating earnings ..................     94,175      110,554    109,191      84,104     114,073       20,480       19,252
Net earnings/(4)/ ...................  $  60,708   $   69,449  $  66,384  $   47,757  $   57,920  $     7,338   $   11,302
                                       =========   ==========  =========  ==========  ==========  ===========   ==========
Earnings Per Share Amounts
Continuing operations before
    accounting change ...............  $    2.08   $     2.56  $    2.43  $     1.76  $     2.46  $      0.46   $     0.44
Net earnings ........................  $    2.16   $     2.54  $    2.45  $     1.70  $     2.19  $      0.27   $     0.44

Balance Sheet Data:
Total assets ........................  $ 583,684   $  638,506  $ 687,035  $  730,778  $  744,752  $   715,531   $  740,838
Total debt ..........................  $      --   $   12,115  $      --  $    4,420  $   90,775  $    69,395   $   75,870
Shareholders' equity ................  $ 447,884   $  465,697  $ 508,519  $  532,880  $  476,544  $   466,487   $  480,073

Other Financial Data:
Depreciation ........................  $  33,549   $   36,657  $  38,710  $   40,882  $   44,726  $     9,977   $   10,433
Amortization ........................  $   8,618   $    8,940  $  11,408  $   10,814  $    1,909  $       352   $      396
EBITDA/(5)/ .........................  $ 136,342   $  156,151  $ 159,309  $  135,800  $  160,708  $    30,809   $   30,081
Capital expenditures ................  $  44,821   $   68,529  $  96,758  $   90,172  $   53,169  $    16,323   $   16,784
Dividends ...........................  $  31,057   $   31,286  $  36,765  $   37,866  $   31,597  $     7,942   $    7,775

Cash Flow Data:
Net cash provided by (used for):
     Operating activities ...........  $ 106,181   $  117,481  $ 133,123  $  118,411  $   86,060  $    24,530   $   37,579
     Investing activities ...........  $ (63,412)  $ (199,893) $ (94,030) $ (108,144) $  (51,409) $   (16,257)  $  (16,755
     Financing activities ...........  $ (25,371)  $  (38,798) $ (33,035) $  (11,918) $  (31,714) $    (9,004)  $  (22,680)


--------------------

(1) Includes two radio stations in Omaha, Nebraska from January 1; two radio stations in Knoxville, Tennessee from April 20; one radio station in Oracle, Arizona from June 9; three radio stations in the Boise, Idaho market from July 1; and two radio stations in Ontario, Oregon from July 1 (which we sold in April 2000). See footnote (1) to "Selected Financial Data."

(2) From June 14, 1999, includes three radio stations in Wichita, Kansas; one radio station in Arkansas City, Kansas, one radio station in Augusta, Kansas; two radio stations in Springfield, Missouri; one radio station in Sparta, Missouri; two radio stations in Tulsa, Oklahoma; one radio station in Henryetta, Oklahoma; and two radio stations in Omaha, Nebraska. Also includes one television station in Palm Springs, California from August 1, 1999. See footnote (2) to "Selected Financial Data."

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." See footnote (4) to "Selected Financial Data." Had Statement No. 142, been applied retroactively as of January 1, 1998, our adjusted net earnings would have been $62,693, $73,365, $71,907, $53,287, $57,920, $7,338 and $11,302 for fiscal 1998 through 2002 and the first quarters ended March 24, 2002 and March 23, 2003, respectively, and our adjusted basic and diluted net earnings per share for the same periods would have been $2.23, $2.68, $2.65, $1.90, $2.19, $0.27 and
       $0.44, respectively.

(5) We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


       The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:



                                                                                                            First Quarter Ended
                                                              Year Ended December 31,                   -------------------------
                                    ----------------------------------------------------------------      March 24,      March 23,
                                       1998         1999         2000          2001          2002          2002            2003
                                    ---------    ---------    ---------    -----------    ----------    -----------     ----------
                                                                         (in thousands)
Net earnings ....................   $ 60,708     $ 69,449     $ 66,384      $ 47,757      $ 57,920        $ 7,338        $11,302
Total other (income) and
    expense .....................     (6,237)      (4,227)        (884)       (1,235)         (339)          (486)           414
Provision for income taxes ......     41,998       44,537       44,162        35,860        49,418          8,714          7,536
(Gain) loss from discontinued
    operations, net .............     (2,294)         795         (471)        1,722           565         (1,595)            --
Cumulative effect of accounting
    change, net .................         --           --           --            --         6,509          6,509             --
Depreciation ....................     33,549       36,657       38,710        40,882        44,726          9,977         10,433
Amortization ....................      8,618        8,940       11,408        10,814         1,909            352            396
                                    --------     --------     --------      --------      --------        -------        -------
EBITDA ..........................   $136,342     $156,151     $159,309      $135,800      $160,708        $30,809        $30,08
                                    ========     ========     ========      ========      ========        =======        =======

                                  RISK FACTORS

       An investment in our class A common stock involves risk. You should carefully consider the risks we describe below before deciding to invest in our class A common stock. The market price of our class A common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

       Approximately 47.5% of our revenue in 2002 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or further economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

       Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or further economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

       In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 36.1% of our operating revenue in 2002.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

       Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

     In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages and the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

     Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.


     In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. On June 2, 2003, the FCC voted to relax rules that currently restrict media ownership; as a result of this decision, it is likely that additional industry consolidation will occur.


Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.


     Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations experience increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

     Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

     Our acquisition strategy includes certain risks. For example:

   . we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

   . we may fail to achieve acquisition synergies;

   . we may encounter regulatory delays or other impediments in connection with proposed transactions;

   . our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

   . key personnel at acquired companies may leave employment; or

   . we may be required to focus resources on integration of operations rather than more profitable areas.

     In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

     We have in the past and may in the future "cluster" multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

     We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the price of newsprint or a reduction in the availability of newsprint.

     The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.7 million in 2002, which was 12.1% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

We may encounter difficulties or delays associated with our new printing facility for the Milwaukee Journal Sentinel, which could adversely affect our financial condition and results of operations.

     Our daily newspaper, the Milwaukee Journal Sentinel, completed construction of a new $112 million production facility in West Milwaukee, Wisconsin to house all printing, packaging, inserting and transportation processes. Although the installation and start-up of the new offset lithography presses is complete, we cannot assure you that we will not encounter unexpected difficulties or delays in connection with the new printing equipment or employee training on new press operation. Any such difficulties could result in a reduction in consumer confidence, a decline in circulation and a decline in advertising revenue, and could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our publishing business.

     Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent "do not call" legislation at both the federal and state levels. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

     The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

   . audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

   . satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

   . in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

   . expanded approval of low-power FM radio, which could result in additional
     FM radio broadcast outlets designed to serve small, localized areas.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

     New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

     In addition, video compression techniques, now in use with direct broadcast satellites and, potentially soon, for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

     The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

     Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks' programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

     We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

     In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

     Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players' strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

     Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the Federal Communications Commission (which we refer to as the "FCC") that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

     Our business depends upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

     If we or any of our officers, directors or significant shareholders materially violate the FCC's rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success.

We could experience delays in expanding our business due to antitrust laws.

     The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.


         The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest in any market and require FCC approval for transfers of control and assignments of licenses. These restrictions include a national limit on broadcast television stations to an aggregate audience reach of 35% of all households. The cap on aggregate audience reach will increase to 45% of all households after the rules adopted by the FCC on June 2, 2003, become effective. Media ownership restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. When the FCC's new rules become effective, a party may own up to three television stations in the very largest markets, up to two television stations in medium markets and one television station in smaller markets. The FCC's new rules also relax restrictions on common ownership of broadcast stations and newspapers within the same area.

         When the FCC's new rules become effective, television operators that are currently at the 35% limit on national audience reach will be able to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks' ability to acquire additional stations could give them "leverage" over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The FCC's decision to relax these restrictions may cause us to face increasing competition with larger and more diversified entities for circulation and advertising revenue.


Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

         We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

         Advances in transmission equipment used with fiber optic technology have resulted in significant per circuit price declines in the fiber optic cable transmission industry. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases which would have an adverse effect on our results of operations.

         While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

         Although we have expended significant resources in building our telecommunications network and the developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

     .   a need for new product offerings, specifically local access capacity;

     .   an increasing number of customers;

     .   demand for greater transmission capacity;

     .   changes in our customers' service requirements; and

     .   technological advances.

         These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers' confidence and our business reputation.

         Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer's leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

     To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

     The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called "IRUs") from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

     While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

     We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

     WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002, and both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. Continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

     Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, the FCC continues to consider and approve the applications of the incumbent local exchange carriers (ILECs) to expand service offerings to include long distance services. One such ILEC (SBC) has been granted this right in certain parts of its operating region and is expected to receive qualified approval to offer this service in much of Norlight's footprint during 2003 and 2004. Increased competition by SBC resulting from these regulatory changes may adversely affect our revenue. In addition, the FCC has recently completed its second Triennial Review of the Telecommunications Act of 1996. A number of changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

The role of the states in regulation of companies providing telecommunications services is increasing, although the rules continue to vary substantially from state to state, and we may become increasingly subject to burdensome and restrictive state regulations.

     The FCC's Triennial Review appears to have expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity and state public utility commission involvement is anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

     Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We are dependent on a few large customers, and the loss of one of those customers could have a material adverse impact on our results of operations.


     Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2002, a large computer hardware OEM (original equipment manufacturer) accounted for 37.6% of our printing services revenue and a different customer (SAB/Miller Brewing Company) accounted for 50.7% of our label printing business' revenue. As a result, the loss of either of these customers could have a material adverse affect on our business. We cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments. Many of our customer contracts with our printing services customers are extendable for one-year terms, and the majority of the remaining printing services customer contracts are terminable at the will of the parties.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

     Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. These increases will be likely to force customers to mail fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

     Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

     Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

     We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.


     Currently, there are 13 bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Ten of our 13 agreements will expire within the next two years. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Public Offering

There may be future sales of a substantial amount of class A shares upon conversion of class B shares, including sales by shareholders who own a large amount of class B shares, that may depress the price of class A common stock.

     Substantial numbers of our shares are held by employees, retirees and the Grant family shareholders. These holders have not had access to a public market in which to sell their shares. We cannot assure you that these significant shareholders will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the class A common stock.

     Once the applicable restrictions on conversion of our class B common stock expire, those shares will be eligible to be converted into class A shares and sold in the public market (subject to certain prior purchase options under our articles of incorporation). Specifically, approximately shares of class B-1 common stock will become convertible after 360 days following the date of this prospectus, and approximately shares of class B-2 common stock will become convertible after 540 days following the date of this prospectus. The foregoing share amounts do not give effect to the tender offer. If our existing shareholders sell substantial amounts of our common stock in the public market following the end of the applicable restriction period, or if there is a perception that these sales may occur, the market price of our class A common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Before this offering, we entered into an agreement with the Grant family shareholders that allows them to exercise unlimited piggyback registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time). The Grant family shareholders also have unlimited demand registration rights with respect to their shares of our class A common stock (including shares of class A common stock received upon conversion of class B common stock after expiration of the restricted periods, and shares of class A common stock received upon conversion of class C common stock at any time) beginning 720 days after the date of this prospectus, although we would not be required to register any shares pursuant to a demand registration if the number of shares to be registered are less than.

Prior to this offering, there has not been a public market for our class A common stock. The price of our class A common stock may fluctuate substantially, which could negatively affect our shareholders.

     Prior to this offering, there has been no public market for our class A common stock. We cannot be certain that future market prices for our class A shares will equal or exceed the public offering price per share set forth on the cover page of this prospectus. The price at which our class A common stock will trade will depend upon a number of factors (some of which are beyond our control) including, but not limited to:

   . changes in earnings estimates by financial analysts;

   . our failure to meet financial analysts' performance expectations;

   . changes in market valuations of other diversified media companies or other companies in our industries;

   . the expiration of the applicable public sale restriction periods to which the class B-1 and or class B-2 shares are subject, which could result in additional shares being sold in the market; and

  .  general market and economic conditions.

     Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Fluctuations such as these may negatively affect the market price of our class A common stock. In addition, many of the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Class A shareholders will not be able to control any of our management policies or business decisions because they will have substantially less voting power than holders of class B common stock.

     Our common stock is divided into shares of class A, class B and class C common stock. The holders of class B common stock have 10 votes per share on all matters, holders of class A common stock have one vote per share, and holders of class C common stock have two votes per share. Upon completion of this offering and without giving effect to the tender offer, class B common stock will constitute about % of our total voting power. As a result, holders of class B shares will be able to exercise a controlling influence over our business and will have the power to elect our directors.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

     A number of provisions that are in our articles of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as our board of directors may determine. Additionally, our articles provide that a two-thirds vote of our common stock is required to undertake certain change of control transactions, a sale of our Journal Sentinel subsidiary, or a relocation of our corporate headquarters outside of Milwaukee, Wisconsin. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock. The rights of the holders of class A common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

     In addition, our capital structure may deter a potential change in control because our voting power will be concentrated in our class B common stock. These shares will be held by our current shareholders and cannot be transferred at any time except to certain persons. Any attempted transfer of class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, and therefore may be a deterrent to a potential acquisition transaction.

You might not be able to sell your stock if an active market for our class A common stock does not develop or continue.

     Prior to the offering, you could not buy or sell our common stock publicly. We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN." However, an active public market for our class A common stock may not develop or be sustained after the completion of the offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your class A shares at a price that is attractive to you or at all.

In connection with the recapitalization, we may incur more debt than we historically have, which we would need to service.

     In addition to the net proceeds from this offering, we may draw funds from a new debt facility that we intend to enter into to fund the tender offer. Historically, we have operated with very little debt as our cash flow from operations has generally been sufficient to meet our cash needs. If we are unable to repay any debt borrowed in connection with the tender offer or are forced to raise additional debt, several important consequences to the holders of our common stock could result, including, but not limited to, the following:

  . a substantial portion of our cash flow from operations could be dedicated to debt service and would not be available for other purposes, including for funding future expansion and ongoing capital expenditures;

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes could be impaired;

  . our leveraged position could limit our ability to compete, expand and make capital improvements; and

  . our level of indebtedness could increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

                           FORWARD-LOOKING STATEMENTS

     We make certain statements in this prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," Management's Discussion and Analysis of Financial Conditions and Results of Operations," and "Business," and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this prospectus to identify forward-looking statements.

     These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in "Risk Factors" and the following:

  .  changes in advertising demand;

  .  changes in newsprint prices and other costs of materials;

  . changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

  .  the availability of quality broadcast programming at competitive prices;

  .  changes in network affiliation agreements;

  . quality and rating of network over-the-air broadcast programs available to our customers;

  . effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

  . effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues and the introduction of new technologies;

  . effects of bankruptcies and government investigations on customers of our telecommunications wholesale services;

  . the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

  .  changes in interest rates;

  .  the outcome of pending or future litigation;

  .  energy costs;

  . the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

  .  changes in general economic conditions.

     We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

                                 USE OF PROCEEDS

     We will receive net proceeds from this offering of approximately $ million, after deducting the underwriting discounts and estimated offering
expenses, or approximately $     million if the underwriters exercise their
over-allotment option in full.

     We intend to use the net proceeds from this offering, plus up to an
additional $    million in funds that we expect to obtain from our new $
million debt facility, to fund the tender offer as described under "The Share Exchange and the Tender Offer."

     We anticipate that the price offered in the tender offer will be at or above the offering price of the class A shares in this offering. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer.

     We anticipate that holders of class B common stock will be able to offer to
sell in the tender offer, without any fees or commissions, up to     % and
possibly up to      % of their class B shares. In this manner, tenders of up to
      % of a holder's class B shares will be accepted, and to the extent some
holders tender less than      % of their class B shares, then this shortfall
will be allocated to the holders that have tendered more than the       % amount
(but no more than      %) on a pro rata basis.

     The final percentages will be set by our board of directors at the time the tender offer is commenced. The board will take into consideration the amount of net proceeds we receive in this offering, the availability of funds under our new debt facility and the market price of the class A common stock. No final decision will be made until the time the tender offer is commenced, and even then, we could change the terms of the tender offer prior to its completion. We cannot assure you that the tender offer will occur on these terms.

     In connection with our share exchange, the holders of Old Journal common stock and beneficial interests in Old Journal common stock will be entitled to exercise dissenters' rights. To the extent dissenters' rights are exercised, a portion of the proceeds of this offering may be used to satisfy our resulting obligations.

                                 DIVIDEND POLICY

     The following table sets forth the per share cash dividends declared and paid on Old Journal common stock for the periods indicated on an actual basis
and as adjusted to give effect to the   -for-one share exchange ratio:

                                                                                                     First
                                                                                                    Quarter
                                        1998         1999        2000         2001        2002       2003
                                      --------     --------    --------     --------    --------  -----------
Actual dividends per share              $1.10         $1.14      $1.35       $1.35       $1.20        $0.30

As adjusted dividends per share to
give effect to the      -for-one
share exchange ratio                    $             $          $           $           $            $


     Old Journal's board of directors' policy has been to declare dividends each quarter. New Journal's board of directors expects to continue to declare dividends on our common stock after this offering. The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not
be less than $   per year. Our board of directors currently anticipates it will
initially declare annual dividends of $   per class A and class B share and $
per class C share.


     In addition, we intend to declare a special dividend of $   on each class B
share outstanding immediately following the share exchange. The special dividend will be paid on those shares following the completion of this offering.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization as of March 23, 2003:

..    of Old Journal on an actual basis, without giving effect to any adjustments resulting from the share exchange, this offering, borrowings under our new debt facility or the tender offer;

..    of New Journal on an as adjusted basis to reflect the share exchange, this
     offering and $     million in borrowings under our new debt facility to
     repay $     million in outstanding borrowings under our existing debt
     facility; and

..    of New Journal on an as adjusted, pro forma basis to reflect the tender offer, assuming the use of all of the net proceeds from this offering and
     $     million in additional borrowings under a new debt facility to fund the tender offer at a price per share equal to the public offering price per share of our class A common stock, which would result in the purchase
     of up to     million shares of class B common stock in the tender offer.
     Shares purchased in the tender offer are reflected as treasury stock in the table below. We anticipate that the price offered in the tender offer will be at or above the offering price of the class A shares in this offering. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer. We cannot assure you that the tender offer will occur on these assumed terms. See "The Share Exchange and the Tender Offer" for details on the tender offer.

     This table does not reflect the exercise by holders of Old Journal common stock of dissenters' rights in connection with the share exchange. You should read this table together with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      March 23, 2003
                                                                          ---------------------------------------------
                                                                                                           As Adjusted
                                                                            Actual       As Adjusted        Pro Forma
                                                                          ----------    -------------     -------------
                                                                              (in thousands, except per share data)
Cash and cash equivalents .............................................   $    6,599
                                                                          ==========
Debt:
   Current debt .......................................................   $   75,870
   Long-term debt .....................................................           --
                                                                          ----------
            Total debt ................................................       75,870

Shareholders' equity:
   Common stock (units)/(1)/ ..........................................        3,600
   Preferred stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual);
       shares authorized (as adjusted and as adjusted pro forma);
    and no shares issued (as adjusted and as adjusted pro forma) ......           --
   Class A common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual);
       shares authorized (as adjusted and as adjusted pro forma);
    and      shares issued (as adjusted and as adjusted pro forma) ....           --
   Class B common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual); /(2)/
       shares authorized (as adjusted and as adjusted pro forma);
    and      shares issued (as adjusted and as adjusted pro forma) ....           --
   Class C common stock, par value $0.01 per share;
    no shares authorized and no shares outstanding (actual); /(3)/
       shares authorized (as adjusted and as adjusted pro forma);
    and       shares issued (as adjusted and as adjusted pro forma) ...           --
   Retained earnings ..................................................      584,888
   Treasury stock, at cost;
     no shares (actual and as adjusted)
     ____ shares (as adjusted, pro forma) .............................           --
   Treasury units of beneficial interest, at cost .....................     (108,417)
   Accumulated other comprehensive loss ...............................            2
                                                                          ----------
            Total shareholders' equity ................................      480,073
                                                                          ----------
            Total capitalization ......................................   $  555,943
                                                                          ==========


(1) Common stock at March 23, 2003 consisted of Old Journal common stock, par value $0.125, with 28,800,000 shares authorized and 28,800,000 shares outstanding. JESTA is the record owner of 25,920,000 of the shares of Old Journal common stock, with each such share represented by a unit of beneficial interest in JESTA. We have made a rescission offer to certain unitholders for a total of 318,517 of those units that were sold without compliance with certain state securities laws. The maximum aggregate amounts we would pay for units pursuant to the rescission offer is $11.2 million; however, we cannot estimate actual amounts because we cannot determine how many units will be offered by unitholders for purchase in the rescission offer. We expect the rescission offer will be completed prior to the closing of this offering, and payments will be made for rescinded units within 15 days of completion of the rescission offer.

(2)  Class B common stock includes restricted class B-1 (   authorized after the
     share exchange;     issued) and class B-2 (    authorized after the share
     exchange;    issued). We intend to declare a special dividend of $    on
     each class B share outstanding immediately following the share exchange. The special dividend will be paid on those shares following the completion of this offering.

(3) The shares of class C common stock listed as outstanding are held by the Grant family shareholders and subject to an agreement with us that we describe under "Certain Relationships and Related Transactions."

                             SELECTED FINANCIAL DATA

     The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this prospectus. The selected consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.


                                                                                                          First Quarter Ended/(3)/
                                                           Year Ended December 31,                       --------------------------
                                        -------------------------------------------------------------     March 24,      March 23,
                                         1998/(1)/    1999/(2)/     2000          2001        2002          2002            2003
                                        ----------  -----------  -----------   ----------  ----------    ----------     -----------
                                                              (in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue ....................  $  731,033  $   753,360  $   819,232   $  808,787  $  801,376    $  180,055     $  174,467
Operating costs and expenses .........     636,858      642,806      710,041      724,683     687,303       159,575        155,215
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
Operating earnings /(4)/..............      94,175      110,554      109,191       84,104     114,073        20,480         19,252
Non-operating income
    (expense), net ...................       6,237        4,227          884        1,235         339           486           (414)
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
Earnings from continuing
    operations before income
    taxes and accounting change ......     100,412      114,781      110,075       85,339     114,412        20,966         18,838
Income taxes .........................      41,998       44,537       44,162       35,860      49,418         8,714          7,536
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
Earnings from continuing
    operations before accounting
    change ...........................      58,414       70,244       65,913       49,479      64,994        12,252         11,302
Gain (loss) from discontinued
    operations, net of taxes .........       2,294         (795)         471       (1,722)       (565)        1,595             --
Cumulative effect of accounting
    change, net of taxes .............          --           --           --           --      (6,509)       (6,509)            --
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
Net earnings/(4)(5)/ .................  $   60,708  $    69,449  $    66,384   $   47,757  $   57,920    $    7,338     $   11,302
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========
Weighted average shares
outstanding-basic and
diluted ..............................      28,124       27,393       27,101       28,084      26,430        26,775         25,916
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========

Basic and Diluted Earnings Per
Share Amounts
Continuing operations before
    accounting change ................  $     2.08  $      2.56  $      2.43   $     1.76  $     2.46    $     0.46     $     0.44
Discontinued operations, net of
    taxes ............................        0.08        (0.02)        0.02        (0.06)      (0.02)         0.06             --
Cumulative effect of accounting
    change, net of taxes .............          --           --           --           --       (0.25)        (0.25)            --
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
Net earnings/(4)(5)/ .................  $     2.16  $      2.54  $      2.45   $     1.70  $     2.19    $     0.27     $     0.44
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========
Cash dividends .......................  $     1.10  $      1.14  $      1.35   $     1.35  $     1.20    $     0.30     $     0.30
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========

Segment Data
Operating revenue:
    Publishing .......................  $  344,565  $   347,137  $   345,321   $  320,615  $  311,138    $   69,517     $   68,337
    Broadcasting .....................     115,113      130,857      149,886      134,801     152,749        30,680         29,462
    Telecommunications ...............      81,875      101,428      126,586      151,992     148,674        34,905         33,750
    Printing services ................     107,564       91,663      107,334      114,612      97,841        25,028         21,025
    Other ............................      81,916       82,275       90,105       86,767      90,974        19,925         21,893
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
        Total operating
         revenue .....................  $  731,033  $   753,360  $   819,232   $  808,787  $  801,376    $  180,055     $  174,467
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========

Operating earnings (loss):
/(4)/
    Publishing .......................  $   48,196  $    48,670  $    39,265   $   24,898  $   30,315    $    5,235     $    3,582
    Broadcasting .....................      34,015       27,817       30,435       15,453      33,384         4,703          3,406
    Telecommunications ...............      24,092       32,474       40,114       48,007      40,956        10,316          9,212
    Printing services ................     (13,450)       2,621        3,336         (756)      2,131           750          1,122
    Other ............................       1,322       (1,028)      (3,959)      (3,498)      7,287          (524)         1,930
                                        ----------  -----------  -----------   ----------  ----------    ----------     ----------
        Total operating
         earnings ....................  $   94,175  $   110,554  $   109,191   $   84,104  $  114,073    $   20,480     $   19,252
                                        ==========  ===========  ===========   ==========  ==========    ==========     ==========

                                                          Year Ended December 31,                            First Quarter Ended
                                --------------------------------------------------------------------   -----------------------------
                                                                                                         March 24,       March 23,
                                   1998           1999         2000           2001           2002          2002             2003
                                -----------  ------------  ------------   -----------    -----------   ------------     ------------
Other Financial Data:
Depreciation /(5)/ ............ $   33,549   $    36,657   $    38,710    $   40,882     $   44,726     $    9,977       $   10,433
Amortization /(5)/ ............ $    8,618   $     8,940   $    11,408    $   10,814     $    1,909     $      352       $      396
EBITDA /(5)/ .................. $  136,342   $   156,151   $   159,309    $  135,800     $  160,708     $   30,809       $   30,081
Capital expenditures .......... $   44,821   $    68,529   $    96,758    $   90,172     $   53,169     $   16,323       $   16,784
Cash dividends ................ $   31,057   $    31,286   $    36,765    $   37,866     $   31,597     $    7,942       $    7,775

Cash Flow Data:
Net cash provided by
(used for):
   Operating activities ....... $  106,181   $   117,481   $   133,123    $  118,411     $   86,060     $   24,530       $   37,579
   Investing activities ....... $  (63,412)  $  (199,893)  $   (94,030)   $ (108,144)    $  (51,409)    $  (16,257)      $  (16,755)
   Financing activities ....... $  (25,371)  $   (38,798)  $   (33,035)   $  (11,918)    $  (31,714)    $   (9,004)      $  (22,680)

                                                               As of December 31,                                  As of
                                --------------------------------------------------------------------   -----------------------------
                                                                                                         March 24,        March 23,
                                 1998 /(1)/   1999 /(2)/       2000           2001           2002          2002             2003
                                -----------  ------------  ------------   -----------    -----------   ------------     ------------
                                                                        (in thousands)
Balance Sheet Data:
Property and equipment, net ... $  175,602   $   214,615   $   271,293    $  320,436     $  324,405     $  326,784       $  330,661
Intangible assets, net ........ $  119,588   $   258,876   $   253,239    $  261,346     $  249,605     $  252,456       $  249,209
Total assets .................. $  583,684   $   638,506   $   687,035    $  730,778     $  744,752     $  715,531       $  740,838
Total debt .................... $       --   $    12,115   $        --    $    4,420     $   90,775     $   69,395       $   75,870
Shareholders' equity .......... $  447,484   $   465,697   $   508,519    $  532,880     $  476,544     $  466,487       $  480,073


---------------------

(1) Includes Omaha, Nebraska radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM (renamed KHLP-AM) from January 1; Knoxville, Tennessee radio stations WQBB-FM (renamed WQIX-FM, WBON-FM) and WQBB-AM from April 20; Oracle, Arizona radio station KLQB-FM (renamed KIXD-FM, KGMG-FM) from June 9; and Caldwell, Idaho radio stations KCID-AM and KCID-FM (renamed KTHI-FM), Payette, Idaho radio station KQXR-FM, Boise, Idaho radio stations KGEM-AM and KJOT-FM and Ontario, Oregon radio stations KSRV-AM and KSRV-FM from July 1. We sold KSRV-AM and KSRV-FM in April 2000.

(2) Includes Wichita, Kansas ratio stations KFDI-AM, KFDI-FM and KICT-FM; Arkansas City, Kansas radio station KYQQ-FM; Augusta, Kansas radio station KLLS-FM (renamed KFXJ-FM); Springfield, Missouri radio stations KTTS-FM and KTTS-AM (renamed KTTF-AM, KSGF-AM); Sparta, Missouri radio station KLTQ-FM (renamed KMXH-FM, KSPW-FM); Tulsa, Oklahoma radio stations KVOO-FM and KVOO-AM (renamed KFAQ-AM); Henryetta, Oklahoma radio station KCKI-FM (renamed KXBL-FM); and Omaha, Nebraska radio stations WOW-FM (renamed KMXM-FM, KQCH-FM) and WOW-AM (renamed KOMJ-AM) from June 14; and Palm Springs, California television station KMIR-TV from August 1.

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).


(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings and earnings per share are presented below, assuming this accounting change is applied retroactively as of January 1, 1998. The adjustment represents amortization expense for indefinite-lived intangible assets in 1998 through 2001.



                                                          Year Ended December 31,                               First Quarter Ended
                               ---------------------------------------------------------------------------    ----------------------
                                                                                                               March 24,   March 23,
                                1998 /(1)/      1999 /(2)/         2000             2001           2002           2002         2003
                               -----------     -----------    ------------     -----------    ------------    ---------  -----------
                                                                (in thousands, except per share amounts)
Net earnings ................. $   60,708      $    69,449     $    66,384      $   47,757     $   57,920     $  7,338   $   11,302
Adjustment ...................      1,985            3,916           5,523           5,530             --           --           --
                               -----------     ------------    ------------     -----------    -----------    ---------  -----------
Adjusted net earnings ........ $   62,693      $    73,365     $    71,907      $   53,287     $   57,920     $  7,338   $   11,302
                               ===========     ============    ============     ===========    ===========    =========  ===========
Adjusted basic and diluted
earnings per share ........... $     2.23      $      2.68     $      2.65      $     1.90     $     2.19     $   0.27   $     0.44
                               ===========     ============    ============     ===========    ===========    =========  ===========

(5) We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:



                                                         Year Ended December 31,                             First Quarter Ended
                               ------------------------------------------------------------------------  -------------------------
                                                                                                            March 24,     March 23,
                                  1998           1999            2000             2001           2002        2002         2003
                               ------------   ------------  ------------     -----------    -----------  -----------   -----------
                                                                            (in thousands)
Net earnings.................  $   60,708     $    69,449   $    66,384      $   47,757     $   57,920   $    7,338    $   11,302
Total other (income) and
    expense..................      (6,237)         (4,227)         (884)         (1,235)          (339)        (486)          414
Provision for income taxes...      41,998          44,537        44,162          35,860         49,418        8,714         7,536
(Gain) loss from
    discontinued operations,
    net......................      (2,294)            795          (471)          1,722            565       (1,595)           --
Cumulative effect of
    accounting change, net...          --              --            --              --          6,509        6,509            --
Depreciation.................      33,549          36,657        38,710          40,882         44,726        9,977        10,433
Amortization.................       8,618           8,940        11,408          10,814          1,909          352           396
                               ------------   ------------  ------------     -----------    -----------  -----------   -----------
EBITDA                         $  136,342     $   156,151   $   159,309      $  135,800     $  160,708   $   30,809    $   30,081
                               ============   ============  ============     ===========    ===========  ===========   ===========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our unaudited consolidated financial statements for the quarters ended March 24, 2002 and March 23, 2003, including the notes thereto, appearing elsewhere in this prospectus, and our audited consolidated financial statements for the three years ended December 31, 2002, including the notes thereto, appearing elsewhere in this prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

     Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. We previously reported eight business segments, which included our corporate operations and the operations of each one of our wholly-owned subsidiaries. In order to better reflect our operations as a diversified media and communications company, and to reflect certain changes in the way our management receives internal financial information, we determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate previously reported segments and identify new segments by type of business rather than by names of individual operating entities. As a result, we changed our reportable business segments in 2002 to the following: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment consists of wholesale and business-to-business telecommunications services provided through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business. Also included in other are corporate expenses and eliminations.

Acquisition and Sale

     On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22.1 million.

     On March 2, 2001, we sold certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

Results of Operations

     First Quarter Ended March 23, 2003 compared to First Quarter Ended March 24, 2002

     Consolidated

     Our consolidated operating revenue in the first quarter of 2003 was $174.5 million, a decrease of $5.6 million, or 3.1%, compared to $180.1 million in the first quarter of 2002. Our consolidated operating costs and expenses in the first quarter of 2003 were $102.6 million, a decrease of $1.2 million, or 1.2%, compared to $103.8 million in the first quarter of 2002. Our consolidated selling and administrative expenses in the first quarter of 2003 were $52.6 million, a decrease of $3.2 million, or 5.5%, compared to $55.8 million in the first quarter of 2002.

     The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for the first quarter of 2002 and 2003:

                                                                           Percent of                  Percent of
                                                                             Total                        Total
                                                                           Operating                   Operating
                                                              2002          Revenue        2003         Revenue
                                                          ------------   ------------  -----------    ----------
                                                                             (dollars in millions)
Operating revenue:
Publishing ...........................................      $   69.5         38.6%      $   68.3         39.1%
Broadcasting .........................................          30.7         17.0           29.5         16.9
Telecommunications ...................................          34.9         19.4           33.8         19.4
Printing services ....................................          25.0         13.9           21.0         12.0
Other ................................................          20.0         11.1           21.9         12.6
                                                          ------------   ------------  -----------    ----------
         Total operating revenue .....................      $  180.1        100.0%      $  174.5        100.0%

Total operating costs and expenses ...................      $  103.8         57.6%      $  102.6         58.8%
Selling and administrative expenses ..................          55.8         31.0           52.6         30.1
                                                          ------------   ------------  -----------    ----------
Total operating costs and expenses and selling and
  administrative expenses ............................         159.6         88.6          155.2         88.9
                                                          ------------   ------------  -----------    ----------
         Total operating earnings ....................      $   20.5         11.4%      $   19.3         11.1%
                                                          ============   ============  ===========    ==========

          The decrease in total operating revenue was primarily due to Olympic, political and issue advertising in our television broadcasting business in the first quarter of 2002, a reduction in revenue from our largest customer in our printing services business, service disconnections in our wholesale telecommunications business and the decrease in circulation revenue and classified advertising in our publishing businesses. These decreases were partially offset by increases in our label printing business and our commercial telecommunications business.

          The decrease in total operating costs and expenses was primarily due to the closure of our CD-ROM mastering and replication operations of our printing services business. The decrease in selling and administrative expenses was primarily due to the decrease in administrative payroll and benefits expense resulting from our cost control initiatives.

          Our consolidated operating earnings in the first quarter of 2003 were $19.3 million, a decrease of $1.2 million, or 6.0%, compared to $20.5 million in the first quarter of 2002. The following table presents our operating earnings by segment for the first quarter of 2002 and 2003:

                                                                           Percent of                      Percent of
                                                                             Total                           Total
                                                                           Operating                       Operating
                                                               2002         Earnings        2003           Earnings
                                                          ------------   ------------   --------------   -----------
                                                                                (dollars in millions)
Publishing ...........................................      $    5.2         25.4%       $    3.6           18.7%
Broadcasting .........................................           4.7         22.9             3.4           17.6
Telecommunications ...................................          10.3         50.2             9.2           47.7
Printing services ....................................           0.8          3.9             1.1            5.7
Other ................................................          (0.5)        (2.4)            2.0           10.3
                                                          ------------   ------------   --------------   -----------
Total operating earnings .............................      $   20.5        100.0%       $   19.3          100.0%
                                                          ============   ============   ==============   ===========

          The decrease in total operating earnings was primarily due to the $5.6 million decrease in operating revenue, the additional costs related to the daily newspaper's new production facility and the decrease in the profit margin on operating revenue on telecommunications services due to service disconnections and price reductions during 2002, partially offset by decreases in operating costs and expenses and selling and administrative expenses resulting from our cost control initiatives.


     Our consolidated EBITDA in the first quarter of 2003 was $30.1 million, a decrease of $0.7 million, or 2.4%, compared to $30.8 million in the first quarter of 2002. EBITDA is defined as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

     The following table presents a reconciliation of our net earnings to EBITDA for the first quarter of 2002 and 2003:



                                                                      First Quarter Ended
                                                            ------------------------------------
                                                                 March 24,        March 23,
                                                                   2002             2003
                                                            -----------------   ----------------
                                                                       (in millions)
Net earnings ...........................................    $       7.3         $      11.3
Total other (income) and expense .......................           (0.5)                0.4
Provision for income taxes .............................            8.7                 7.6
(Gain) loss from discontinued operations, net ..........           (1.6)                 --
Cumulative effect of accounting change, net ............            6.5                  --
Depreciation ...........................................           10.0                10.4
Amortization ...........................................            0.4                 0.4
                                                            -----------------   ----------------
EBITDA .................................................    $      30.8         $      30.1
                                                            =================   ================


     The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting and telecommunications reportable segments partially offset by an increase in operating earnings in our other reportable segment.

     Publishing


     Operating revenue from publishing in the first quarter of 2003 was $68.3 million, a decrease of $1.2 million, or 1.7%, compared to $69.5 million in the first quarter of 2002. Operating earnings from publishing were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002.

     The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for the first quarter of 2002 and 2003:

                                              2002                                          2003
                             ------------------------------------------    ------------------------------------------
                                            Community                                     Community
                                Daily       Newspapers                        Daily       Newspapers
                              Newspaper     & Shoppers         Total        Newspaper     & Shoppers        Total
                             ------------  -------------   ------------    -----------  ---------------  ------------
                                                                   (in millions)
Operating revenue .........     $ 48.0       $ 21.5          $ 69.5          $ 47.9         $ 20.4           $ 68.3
                             ============  =============   ============    ===========  ===============  ============
Operating earnings
(loss) ....................     $  5.6       $ (0.4)         $  5.2          $  4.2         $ (0.6)          $  3.6
                             ============  =============   ============    ===========  ===============  ============


          The following table presents our publishing operating revenue by category for the first quarter of 2002 and 2003:

                                                        2002                                     2003
                                    -----------------------------------------    ---------------------------------------
                                                    Community                                    Community
                                       Daily        Newspapers                      Daily        Newspapers
                                     Newspaper      & Shoppers        Total       Newspaper      & Shoppers      Total
                                    -----------    ------------    ----------    -----------    -----------   ----------
                                                                           (in millions)
Advertising revenue:
   Retail .......................      $ 15.7         $  11.9       $  27.6        $ 16.4         $  11.6      $ 28.0
   Classified ...................        13.8             2.0          15.8          13.6             1.5        15.1
   General ......................         2.4              --           2.4           2.5              --         2.5
   Other ........................         3.8             0.2           4.0           3.9             0.4         4.3
                                    -----------    ------------    ----------    ----------     -----------   ---------
   Total advertising revenue ....        35.7            14.1          49.8          36.4            13.5        49.9
Circulation revenue .............        10.5             0.8          11.3           9.7             0.7        10.4
Other revenue ...................         1.8             6.6           8.4           1.8             6.2         8.0
                                    -----------    ------------    ----------    ----------     -----------   ---------
Total operating revenue .........      $ 48.0         $  21.5       $  69.5        $ 47.9         $  20.4      $ 68.3
                                    ===========    ============    ==========    ==========     ===========   =========

          Advertising revenue in the first quarter of 2003 accounted for 73.1% of total publishing revenue compared to 71.7% in the first quarter of 2002. Retail advertising revenue in the first quarter of 2003 was $28.0 million, an increase of $0.4 million, or 1.4%, compared to $27.6 million in the first quarter of 2002. The increase is comprised of a $0.9 million increase in daily newspaper retail preprints partially offset by a $0.3 million decrease in community newspaper retail advertising and a $0.2 million decrease in daily newspaper retail ROP (run-of-press) advertisements. The shift toward retail preprints of certain major local advertisers has continued in 2003.

          Classified advertising revenue in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. At the daily newspaper, decreases in employment advertising of $0.4 million and automotive advertising of $0.4 million were partially offset by increases in general advertising of $0.5 million and real estate advertising of $0.1 million. The decrease in employment advertising, which accounted for almost 40.1% of total classified advertising in the first quarter of 2003, represented a 7.3% decrease from the first quarter of 2002. We believe the decrease in employment and automotive advertising resulted primarily from continuing economic weakness and uncertainty.

          General advertising revenue in the first quarter of 2003 was $2.5 million, an increase of $0.1 million, or 4.2%, compared to $2.4 million in the first quarter of 2002. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

          The following table presents the advertising linage of our daily newspaper by category for the first quarter of 2002 and 2003:

                                                           2002               2003                 Change
                                                    ----------------    --------------------    ------------
                                                                       (inches in thousands)
Advertising linage (in inches):
     Retail ....................................           155.5               148.2                - 4.7%
     Classified ................................           196.4               186.7                - 4.9%
     General ...................................            10.7                11.2                + 4.7%
                                                    ----------------    --------------------
Total advertising linage (in inches) ...........           362.6               346.1                - 4.6%
                                                    ================    ====================

Preprint pieces (in millions) ..................           182.7               190.2                + 4.1%
                                                    ================    ====================

     Total advertising linage in the first quarter of 2003 decreased 4.6% compared to the first quarter of 2002. The decrease was largely due to a 4.9% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 4.7% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 4.1% primarily as a result of the shift to preprint advertising from certain major local retail customers.

     The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for the first quarter of 2002 and 2003:

                                                 2002           2003        Change
                                             -----------  -----------   -------------
Full pages of advertising:
    Community newspapers ...............        19,834       19,174         -  3.3%
    Shoppers ...........................        22,752       20,406         - 10.3%
                                             -----------  -----------
Total full pages of advertising ........        42,586       39,580         -  7.1%
                                             ===========  ===========

Revenue per page .......................       $304.87      $311.51         +  2.2%
                                             ===========  ===========

     Total pages of full page advertising in the first quarter of 2003 decreased 7.1% compared to the first quarter of 2002. The decrease was largely due to a 10.3% decrease in advertising in shoppers and a 3.3% decrease in advertising in community newspapers. Revenue per page increased 2.2% due to rate increases.

     Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, niche publications and event marketing, in the first quarter of 2003 was $4.3 million, an increase of $0.3 million, or 7.5%, compared to $4.0 million in the first quarter of 2002. The increase was largely due to increased online classified advertising and event marketing.

     Circulation revenue in the first quarter of 2003 accounted for 15.2% of total publishing revenue compared to 16.3% in the first quarter of 2002. Circulation revenue in the first quarter of 2003 was $10.4 million, a decrease of $0.9 million, or 8.0%, compared to $11.3 million in the first quarter of 2002. The decrease in circulation revenue is mainly attributed to an increase in circulation reduced rate offerings at the daily newspaper. Average net paid circulation for the Milwaukee Journal Sentinel's weekday edition increased 5.3% in the first quarter of 2003 compared to the first quarter of 2002. Average net paid circulation for Milwaukee Journal Sentinel's Sunday edition increased 0.8% in the first quarter of 2003 compared to the first quarter of 2002. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts. Average paid circulation for our community newspapers decreased 0.8% in the first quarter of 2003 compared to the first quarter of 2002.

     Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in the first quarter of 2003 accounted for 11.7% of total publishing revenue compared to 12.1% in the first quarter of 2002. Other revenue in the first quarter of 2003 was $8.0 million, a decrease of $0.4 million, or 4.8%, compared to $8.4 million in the first quarter of

     2002. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

          Publishing operating earnings in the first quarter of 2003 were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. Contributing to the decrease was $3.9 million in additional net costs related to the daily newspaper's new production facility in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002.

          As of March 30, 2003, all production and distribution of the daily newspaper have been transitioned to the new production facility. Although the facility is operational, many final adjustments to the equipment have not yet been made and our operators are still learning how to effectively utilize the features of the new equipment. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties. We do not expect to achieve full benefit from the operating efficiencies of the new production facility before at least the end of the year.

          The threatened outbreak of hostilities in Iraq in March 2003 and the war itself have resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

          Broadcasting


          Operating revenue from broadcasting in the first quarter of 2003 was $29.5 million, a decrease of $1.2 million, or 4.0%, compared to $30.7 million in the first quarter of 2002. Operating earnings from broadcasting in the first quarter of 2003 were $3.4 million, a decrease of $1.3 million, or 27.6%, compared to $4.7 million in the first quarter of 2002.

          The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for the first quarter of 2002 and 2003:

                                                2002                                  2003
                             -----------------------------------------   --------------------------------------
                                Radio        Television      Total          Radio      Television      Total
                             -----------   -------------   -----------   -----------  ------------   ----------
                                                                   (in millions)
Operating revenue .........     $ 14.9         $ 15.8        $ 30.7         $ 14.4      $  15.1        $ 29.5
                             ===========   =============   ===========   ===========  ============   ==========
Operating earnings ........     $  1.6         $  3.1        $  4.7         $  1.7      $   1.7        $  3.4
                             ===========   =============   ===========   ===========  ============   ==========


          Operating revenue from our radio stations in the first quarter of 2003 was $14.4 million, a decrease of $0.5 million, or 3.4%, compared to $14.9 million in the first quarter of 2002. The decrease was primarily attributed to a $0.5 million decrease in local advertising revenue and a $0.3 million decrease from other advertising revenue, offset by a $0.3 million increase in national advertising revenue across most markets.

          Operating earnings from our radio stations in the first quarter of 2003 were $1.7 million, an increase of $0.1 million, or 6.3%, compared to $1.6 million in the first quarter of 2002. The increase was primarily attributed to a decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

          Operating revenue from our television stations in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. The decrease was primarily attributed to a $2.7 million decrease in Olympic, political and issue advertising revenue partially offset by a $1.5 million increase in local advertising revenue and a $0.5 million increase in national advertising revenue.

     Operating earnings from our television stations in the first quarter of 2003 were $1.7 million, a decrease of $1.4 million, or 45.2%, compared to $3.1 million in the first quarter of 2002. The decrease was primarily attributed to the $0.7 million decrease in revenue and increases in depreciation, syndicated programming costs, selling and technology expenses at certain television stations.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a $0.3 million negative impact on our broadcasting revenue due to reduced spending levels by some advertisers. There was hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks, our local news products and syndicated and local programming during their coverage of the war.

     Telecommunications


     Operating revenue from telecommunications in the first quarter of 2003 was $33.8 million, a decrease of $1.1 million, or 3.3%, compared to $34.9 million in the first quarter of 2002. Operating earnings from telecommunications in the first quarter of 2003 were $9.2 million, a decrease of $1.1 million, or 10.7%, compared to $10.3 million in the first quarter of 2002.

     Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in the first quarter of 2003 was $21.4 million, a decrease of $1.9 million, or 8.2%, compared to $23.3 million in the first quarter of 2002. Due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service. We believe this is primarily the result of financially weaker customers going out of business, along with current customers eliminating excess network capacity and thus minimizing their costs. While we are not always able to determine the specific reason a customer may disconnect service, we believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers' "end-user" customer base. Monthly recurring revenue from wholesale services at the end of the first quarter of 2003 was $7.4 million compared to $7.5 million at the beginning of 2003 and $8.0 million at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.1 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.


     Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in the first quarter of 2003 was $12.4 million, an increase of $0.8 million, or 6.9%, compared to $11.6 million in the first quarter of 2002. The increase was attributed to an increase in long distance services and the addition of new customers and service offerings. Monthly recurring revenue from commercial advanced data services at the end of the first quarter of 2003 of $3.1 million compared to $3.0 million at the beginning of 2003 and at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.2 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

     The decrease in operating earnings from telecommunications was primarily attributed to service disconnections and the decrease in profit margins on services provided due to price reductions in 2002. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings during 2003.

     WorldCom and Global Crossing together accounted for 27.7% and 29.9% of our telecommunications revenue in the first quarter of 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

         We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

         Printing Services


         Operating revenue from printing services in the first quarter of 2003 was $21.0 million, a decrease of $4.0 million, or 16.0%, compared to $25.0 million in the first quarter of 2002. Operating earnings from printing services in the first quarter of 2003 were $1.1 million, an increase of $0.3 million, or 49.6%, compared to $0.8 million in the first quarter of 2002.


         The decrease in printing services operating revenue was primarily attributed to the reduction in revenue from our largest customer due to a change in their business, the closure of our Ireland operations in early 2002 and the elimination of our assembly and fulfillment operations in the fall of 2002 from our CD-ROM mastering and replications operation. Our entire CD-ROM operation was closed in February 2003.

         The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These increases were partially offset by the decrease in revenue and $0.3 million in closure costs related to the CD-ROM mastering and replications operations.

         A large computer hardware OEM (original equipment manufacturer) accounted for 28.4% and 34.4% of our printing services revenue in the first quarter of 2003 and 2002, respectively. The loss of this business could have a material adverse effect on our results of operations.

         Other


         Other operating revenue in the first quarter of 2003 was $21.9 million, an increase of $1.9 million, or 9.9%, compared to $20.0 million in the first quarter of 2002. Other operating earnings in the first quarter of 2003 were $2.0 million, an increase of $2.5 million compared to losses of $0.5 million in the first quarter of 2002.

         The following table presents our other operating revenue and operating earnings by business for the first quarter of 2002 and 2003:

                                               2002                                                    2003
                       -----------------------------------------------------  ----------------------------------------------------
                                       Direct      Corporate                                  Direct      Corporate
                          Label      Marketing        and                        Label      Marketing        and
                         Printing     Services    Eliminations     Total        Printing     Services    Eliminations     Total
                       ------------ ------------ -------------- ------------  ------------ ------------ -------------- -----------
                                                                       (in millions)
Operating revenue ....     $ 12.1       $  8.7         $ (0.8)      $ 20.0        $ 13.7       $  8.9         $ (0.7)      $ 21.9
                       ============ ============ ============== ============  ============ ============ ============== ===========
Operating earnings
(loss) ...............     $ (0.2)      $ (1.0)        $  0.7       $ (0.5)       $  0.3       $  0.4         $  1.3       $  2.0
                       ============ ============ ============== ============  ============ ============ ============== ===========


     The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation in new products for our consumer goods and beverage customers and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $4.6 million and $4.8 million of postage amounts billed to customers in the first quarter of 2003 and 2002, respectively.

     The increase in other operating earnings was primarily attributed to the $1.3 million loss on impairment of a customer list recorded in the first quarter of 2002 at our direct marketing services business, the increase in operating revenue from our label printing and direct marketing services businesses and the decrease in operating costs and expenses resulting from our cost control initiatives.

     SAB/Miller Brewing Company accounted for 43.6% and 54.7% of our label printing business' revenue in the first quarter of 2003 and 2002, respectively. In 2003, our label printing business was in the third year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Non Operating Income and Taxes from Continuing Operations

     Interest income and dividends in the first quarter of 2003 were $0.1 million, a decrease of $0.5 million, or 87.8%, compared to $0.6 million in the first quarter of 2002. The decrease was primarily attributed to the decrease in cash and cash equivalents and interest income received in the first quarter of 2002 from refunds of state income taxes. Interest expense in the first quarter of 2003 was $0.5 million compared to $0.1 million in the first quarter of 2002. Gross interest expense from borrowings under our credit agreement in the first quarter of 2003 was $0.5 million compared to $0.3 million in the first quarter of 2002. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in the first quarter of 2003 was $0.1 million compared to $0.2 million in the first quarter of 2002.

     The effective tax rate on continuing operations was 40.0% in the first quarter of 2003 compared to 41.4% in the first quarter of 2002. The difference between the statutory federal tax rate and the effective tax rate in the first quarter of 2002 was primarily the result of non deductible expenses related to litigation that was settled in 2002.

     Discontinued Operations

     In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

     On April 29, 2002, the board of directors of our French printing services subsidiary, approved a resolution to proceed through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

     The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, the first quarter of 2002 has been restated to reflect this treatment.

     Net revenue from discontinued operations in the first quarter of 2002 was $1.6 million. Net assets of discontinued operations at March 23, 2003 and December 31, 2002 were zero. Income from discontinued operations in the first quarter of 2002 was $1.6 million. Applicable income tax benefits were $2.7 million in the first quarter of 2002.

     Cumulative Effect of Accounting Change

     Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

     2002 compared to 2001

     Consolidated

     Our consolidated operating revenue in 2002 was $801.4 million, a decrease of $7.4 million, or 0.9%, compared to $808.8 million in 2001. Our consolidated operating costs and expenses in 2002 were $447.6 million, a decrease of $16.1 million, or 3.5%, compared to $463.7 million in 2001. Our consolidated selling and administrative expenses in 2002 were $239.7 million, a decrease of $21.3 million, or 8.2%, compared to $261.0 million in 2001.

     The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2001 and 2002:

                                                                     Percent of                  Percent of
                                                                       Total                        Total
                                                                     Operating                    Operating
                                                          2001        Revenue         2002         Revenue
                                                       ----------   ------------   ----------   ------------
                                                                      (dollars in millions)
Operating revenue:
Publishing ..........................................   $  320.6          39.6%     $  311.1          38.8%
Broadcasting ........................................      134.8          16.7         152.8          19.1
Telecommunications ..................................      152.0          18.8         148.7          18.6
Printing services ...................................      114.6          14.2          97.8          12.2
Other ...............................................       86.8          10.7          91.0          11.3
                                                       ----------   ------------   ----------   ------------
         Total operating revenue ....................      808.8         100.0         801.4         100.0

Total operating costs and expenses ..................      463.7          57.3         447.6          55.9
Selling and administrative expenses .................      261.0          32.3         239.7          29.9
                                                       ----------   ------------   ----------   ------------
Total operating costs and expenses and selling
  and administrative expenses .......................      724.7          89.6         687.9          85.8
                                                       ----------   ------------   ----------   ------------
         Total operating earnings ...................   $   84.1          10.4%     $  114.1          14.2%
                                                       ==========   ============   ==========   ============

     The decrease in total operating revenue was primarily due to the decrease in classified advertising in our publishing businesses, service disconnections and price reductions in our telecommunications business and the consolidation of our U. S. printing services operations and the continued slowdown in our publication printing services business. These decreases were partially offset by increases in Olympic, political and issue advertising in our television broadcasting business. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

     The decrease in total operating costs and expenses and selling and administrative expenses was primarily due to the decrease in the total cost of newsprint, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the decrease in operating costs and expenses resulting from our cost control initiatives.

     Our consolidated operating earnings in 2002 were $114.1 million, an increase of $30.0 million, or 35.6%, compared to $84.1 million in 2001. The following table presents our operating earnings by segment for 2001 and 2002:


                                                                     Percent of                  Percent of
                                                                       Total                        Total
                                                                     Operating                    Operating
                                                          2001        Revenue         2002         Revenue
                                                       ----------   ------------   ----------   ------------
                                                                      (dollars in millions)
Publishing ..........................................   $   24.9          29.6%     $   30.3          26.6%
Broadcasting ........................................       15.5          18.4          33.4          29.3
Telecommunications ..................................       48.0          57.1          41.0          35.9
Printing services ...................................       (0.8)         (0.9)          2.1           1.8
Other ...............................................       (3.5)         (4.2)          7.3           6.4
                                                       ----------   ------------   ----------   ------------
         Total operating earnings ...................   $   84.1         100.0%     $  114.1         100.0%
                                                       ==========   ============   ==========   ============


     The increase in total operating earnings was primarily due to the decrease in the total cost of newsprint, the increase in Olympic, political and issue advertising, the decrease in operating costs and expenses resulting from cost control initiatives, workforce reductions and the closure or transition of certain business units, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks offset by the decrease in the profit margin on telecommunication services. Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets," and, accordingly, we ceased amortizing goodwill, broadcast licenses and network affiliation agreements. If Statement No. 142 had been adopted effective January 1, 2001, our total operating earnings would have been $92.1 million.


     Our consolidated EBITDA in 2002 was $160.7 million, an increase of $24.9 million, or 18.3%, compared to $135.8 million in 2001. EBITDA is defined as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


     The following table presents a reconciliation of our net earnings to EBITDA for 2001 and 2002:

                                                         Year Ended December 31,
                                                    --------------------------------
                                                         2001              2002
                                                    --------------    --------------
                                                             (in millions)
Net earnings .....................................   $    47.8         $      57.9
Total other (income) and expense .................        (1.3)               (0.3)
Provision for income taxes .......................        35.9                49.4
(Gain) loss from discontinued operations, net ....         1.7                 0.6
Cumulative effect of accounting change, net ......          --                 6.5
Depreciation .....................................        40.9                44.7
Amortization .....................................        10.8                 1.9
                                                    --------------    --------------
EBITDA ...........................................   $   135.8         $     160.7
                                                    ==============    ==============

     The increase in total EBITDA was primarily due to increases in operating earnings in our publishing, broadcasting, printing services and other reportable segments offset by a decrease in our telecommunications segment.

     Publishing


     Operating revenue from publishing in 2002 was $311.1 million, a decrease of $9.5 million, or 3.0%, compared to $320.6 million in 2001. Operating earnings from publishing were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001.

     The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for 2001 and 2002:

                                                2001                                     2002
                               --------------------------------------  --------------------------------------
                                             Community                                Community
                                  Daily      Newspapers                   Daily      Newspapers
                                Newspaper    & Shoppers      Total      Newspaper    & Shoppers      Total
                               -----------  ------------  -----------  -----------  ------------  -----------
                                                                (in millions)
Operating revenue ...........   $   218.8    $    101.8    $   320.6    $   212.9    $     98.2    $   311.1
                               ===========  ============  ===========  ===========  ============  ===========
Operating earnings ..........   $    23.3    $      1.6    $    24.9    $    28.7    $      1.6    $    30.3
                               ===========  ============  ===========  ===========  ============  ===========


     The following table presents our publishing operating revenue by category for 2001 and 2002:

                                                2001                                     2002
                               --------------------------------------  --------------------------------------
                                             Community                                Community
                                  Daily      Newspapers                   Daily      Newspapers
                                Newspaper    & Shoppers      Total      Newspaper    & Shoppers      Total
                               -----------  ------------  -----------  -----------  ------------  -----------
                                                                (in millions)
Advertising revenue:
    Retail ..................   $    74.6    $     55.7    $   130.3    $    75.5    $     56.9    $   132.4
    Classified ..............        67.9          10.9         78.8         62.4           9.8         72.2
    General .................         9.7            --          9.7         10.1            --         10.1
    Other ...................        14.1           1.4         15.5         15.9           1.5         17.4
                               -----------  ------------  -----------  -----------  ------------  -----------
Total advertising revenue ...       166.3          68.0        243.3        163.9          68.2        232.1
Circulation revenue .........        48.1           3.3         51.4         45.3           3.2         48.5
Other revenue ...............         4.4          30.5         34.9          3.7          26.8         30.5
                               -----------  ------------  -----------  -----------  ------------  -----------
Total operating revenue .....   $   218.8    $    101.8    $   320.6    $   212.9    $     98.2    $   311.1
                               ===========  ============  ===========  ===========  ============  ===========

     Advertising revenue in 2002 accounted for 74.6% of total publishing revenue compared to 73.1% in 2001. Retail advertising revenue in 2002 was $132.4 million, an increase of $2.1 million, or 1.6%, compared to $130.3 million in 2001. The increase is comprised of a $3.0 million increase in daily newspaper retail preprints and a $1.2 million increase in community newspaper retail advertising and inserts, in part due to rate increases, offset by a $2.1 million decrease in daily newspaper retail ROP (run-of-press) advertisements. We believe the shift toward retail preprints in 2002 was due in part to changes in marketing strategies of certain major national retail advertisers. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

     Classified advertising revenue in 2002 was $72.2 million, a decrease of $6.6 million, or 8.4%, compared to $78.8 million in 2001. At the daily newspaper, decreases in employment advertising of $8.6 million and real estate advertising of $0.1 million were partially offset by increases in automotive advertising of $2.8 million and general advertising of $0.4 million. The decrease in employment advertising, which accounted for almost 37.5% of total classified advertising in 2002, represented a 27.0% decrease from 2001. We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty; however, with each quarter in 2002 compared to 2001, the decrease in total classified advertising has reduced.

The increase in automotive advertising is primarily attributed to auto manufacturers promoting 0% financing programs.

     General advertising revenue in 2002 was $10.1 million, an increase of $0.4 million, or 4.1%, compared to $9.7 million in 2001. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

     The following table presents the advertising linage of our daily newspaper by category for 2001 and 2002:

                                                                      2001                 2002             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Advertising linage (in inches):
    Retail ...............................................              812.0                 773.6           -4.7%
    Classified ...........................................              970.6                 922.4           -5.0%
    General ..............................................               51.1                  52.7           +3.1%
                                                                      -------               -------
Total advertising linage (in inches) .....................            1,833.7               1,748.7           -4.7%
                                                                      =======               =======

Preprint pieces (in millions) ............................              719.5                 773.5           +7.5%
                                                                     ========               =======

     Total advertising linage in 2002 decreased 4.7% compared to 2001. The decrease was largely due to a 5.0% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 3.1% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 7.5% primarily as a result of the shift to preprint advertising from a major national retail customer.

     The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2001 and 2002:

                                                                      2001                 2002             Change
                                                                ------------------    ----------------    ------------
                                                                                (inches in thousands)
Full pages of advertising:
    Community newspapers .................................            94,898               93,888             -1.1%
    Shoppers .............................................           113,846              105,545             -7.3%
                                                                    --------             --------
Total full pages of advertising ..........................           208,744              199,433             -4.5%
                                                                    ========             ========

Revenue per page .........................................          $ 288.61             $ 305.86             +6.0%
                                                                    ========             ========

     Total pages of full page advertising in 2002 decreased 4.5% compared to 2001. The decrease was largely due to a 7.3% decrease in advertising in the shoppers and a 1.1% decrease in advertising in the community newspapers. Revenue per page increased 6.0% due to rate increases.

     Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline and event marketing, in 2002 was $17.4 million, an increase of $1.9 million, or 12.3%, compared to $15.5 million in 2001. The increase was largely due to increased direct mail advertising and online classified advertising.

     Circulation revenue in 2002 accounted for 15.6% of total publishing revenue compared to 16.0% in 2001. Circulation revenue in 2002 was $48.5 million, a decrease of $2.9 million, or 5.6%, compared to $51.4 million in 2001. The decrease was mainly attributed to the 4.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's weekday edition and 3.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's Sunday edition, a 3.5% decrease in paid circulation for our community newspapers and greater discounts given to new subscribers. In January 2002, we eliminated home delivery of the Milwaukee Journal Sentinel in all but 12 counties in southeastern Wisconsin. As of the end of 2002, this decision contributed to a decrease in net paid circulation for the daily and Sunday edition of 3.6% and 4.9%, respectively. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts.

     Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in 2002 accounted for 9.8% of total publishing revenue compared to 10.9% in 2001. Other revenue in 2002 was $30.5 million, a decrease of $4.4 million, or 12.6%, compared to $34.9 million in 2001. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers and the loss of three commercial printing customers.

     Publishing operating earnings in 2002 were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. Contributing to the increase was a $12.3 million reduction in the cost of newsprint and ink compared to 2001 and a $6.8 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper. These cost reductions were partially offset by $4.6 million in start up costs in 2002 related to the new production facility.

     We anticipate that our new production facility will be fully operational in early 2003. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

     Broadcasting


     Operating revenue from broadcasting in 2002 was $152.7 million, an increase of $17.9 million, or 13.3%, compared to $134.8 million in 2001. Operating earnings from broadcasting in 2002 were $33.4 million, an increase of $17.9 million, or 116.0%, compared to $15.5 million in 2001.


     On December 31, 2001, we acquired the business and certain of the assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho, for approximately $22.1 million in cash. We began operating the stations on January 1, 2002.


     The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for 2001 and 2002:

                                                2001                                     2002
                               --------------------------------------  --------------------------------------
                                  Radio      Television      Total        Radio      Television      Total
                               -----------  ------------  -----------  -----------  ------------  -----------
                                                                (in millions)
Operating revenue ............  $    73.9    $     60.9    $   134.8    $    78.2    $     74.5    $   152.7
                               ===========  ============  ===========  ===========  ============  ===========
Operating earnings ...........  $     5.9    $      9.6    $    15.5    $    15.2    $     18.2    $    33.4
                               ===========  ============  ===========  ===========  ============  ===========


     Operating revenue from our radio stations in 2002 was $78.2 million, an increase of $4.3 million, or 5.8%, compared to $73.9 million in 2001. The increase was primarily attributed to a $2.9 million increase in local advertising revenue and a $0.7 million increase from national advertising revenue across most markets, and a $0.7 million increase in political and issue advertising revenue. These increases in advertising revenue from the radio stations reflect a $0.5 million adverse impact in 2001 from advertising cancellations and the loss of advertising spots following the September 11 terrorist attacks.

     Operating earnings from our radio stations in 2002 were $15.2 million, an increase of $9.3 million, or 157.6%, compared to $5.9 million in 2001. The increase was primarily attributed to the discontinuation of $5.7 million of goodwill and broadcast license amortization expense, the $4.3 million increase in revenue and the decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

     Operating revenue from our television stations in 2002 was $74.5 million, an increase of $13.6 million, or 22.3%, compared to $60.9 million in 2001. The increase was primarily attributed to a $7.8 million increase in Olympic, political and issue advertising revenue, a $4.6 million increase in local advertising revenue and a $1.5 million increase in national advertising revenue. Included in the revenue increase is $5.3 million from the two stations in Idaho that were acquired on December 31, 2001. These increases in advertising revenue from the television stations reflect in part the $1.3 million adverse impact in 2001 of the loss of advertising spots during the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

     Operating earnings from our television stations in 2002 were $18.2 million, an increase of $8.6 million, or 89.6%, compared to $9.6 million in 2001. The increase was primarily attributed to the $13.6 million increase in revenue, the discontinuation of $1.0 million of goodwill, broadcast license and network affiliation agreement amortization expense and the effects of cost control initiatives at all of our television stations.

     The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has had a negative impact on our broadcast results due to reduced spending levels by some advertisers. There was a hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war.

     Telecommunications


     Operating revenue from telecommunications in 2002 was $148.7 million, a decrease of $3.3 million, or 2.2%, compared to $152.0 million in 2001. Operating earnings from telecommunications in 2002 were $41.0 million, a decrease of $7.0 million, or 14.7%, compared to $48.0 million in 2001.


     Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2002 was $97.3 million, a decrease of $5.3 million, or 5.2%, compared to $102.6 million in 2001. The decrease was primarily attributed to service disconnections and price reductions. Monthly recurring revenue from wholesale services at the end of 2002 was $7.5 million compared to $8.1 million at the beginning of 2002 and $7.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $1.3 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

     Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2002 was $51.4 million, an increase of $2.0 million, or 4.0%, compared to $49.4 million in 2001. The increase was primarily attributed to an increase in long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2002 of $3.0 million was virtually equal to the amount at the beginning of 2002 and $0.2 million higher than the $2.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $0.7 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

     The decrease in operating earnings from telecommunications was primarily attributed to service disconnections, the decrease in profit margins on services provided due to price reductions and the increase in depreciation expense of $2.5 million resulting from the completion of several capital investment initiatives during 2001. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings into 2003.

     WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. We recorded a reserve in the amount of the net receivable in the third quarter of 2002. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract with them under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

     We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

     Printing Services


     Operating revenue from printing services in 2002 was $97.8 million, a decrease of $16.8 million, or 14.6%, compared to $114.6 million in 2001. Operating earnings from printing services in 2002 were $2.1 million, an increase of $2.9 million, compared to losses of $0.8 million in 2001.


     The decrease in printing services operating revenue was primarily attributed to the consolidation of our U.S. operations to eliminate customers that did not fit our long-term strategic business plans and continued slowdown in the publication printing services business. CD-ROM replication continued at essentially the same level as in the prior year; however, we continue to experience intense price competition for this product in all markets.

     The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These were partially offset by the decrease in revenue and a $2.5 million loss on impairment of CD-ROM related equipment.

     A large computer hardware OEM (original equipment manufacturer) accounted for 37.6% and 29.8% of our printing services revenue in 2002 and 2001, respectively. The loss of this customer could have a material adverse effect on our results of operations.

     On February 4, 2003, we announced the closure of our CD-ROM mastering and replications operations. We do not expect the costs to close these operations to have a material adverse effect on our results of operations.

     Other


     Other operating revenue in 2002 was $91.0 million, an increase of $4.2 million, or 4.8%, compared to $86.8 million in 2001. Other operating earnings in 2002 were $7.3 million, an increase of $10.8 million compared to losses of $3.5 million in 2001.

     The following table presents our other operating revenue and operating earnings by business for 2001 and 2002:

                                               2001                                                    2002
                       -----------------------------------------------------  ----------------------------------------------------
                                       Direct      Corporate                                  Direct      Corporate
                          Label      Marketing        and                        Label      Marketing        and
                         Printing     Services    Eliminations     Total        Printing     Services    Eliminations     Total
                       ------------ ------------ -------------- ------------  ------------ ------------ -------------- -----------
                                                                       (in millions)
Operating revenue ....  $    55.7    $    35.9    $      (4.8)   $    86.8     $    56.5    $    38.3    $      (3.8)   $   91.0
                       ============ ============ ============== ============  ============ ============ ============== ===========
Operating earnings ...  $    (0.6)   $    (1.2)   $      (1.7)   $    (3.5)    $     2.4    $    (0.1)   $       5.0    $    7.3
                       ============ ============ ============== ============  ============ ============ ============== ===========


     The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation of new label products for our largest label printing customer, SAB/Miller Brewing Company, and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $21.6 million and $21.3 million of postage amounts billed to customers in 2002 and 2001, respectively. Other operating revenue in 2001 was adversely impacted by the September 11 terrorist attacks and the anthrax scare, which resulted in advertisers reducing the amount of direct mail.

     The increase in other operating earnings was primarily attributed to the decrease in the litigation reserve by $4.1 million to reflect the settlement of the Newspaper Merger Class Action Suit (discussed in note 8 in our notes to consolidated financial statements), the $3.2 million increase in operating revenue from our label printing and direct marketing services businesses, the decrease in operating costs and expenses resulting from our cost control initiatives and the discontinuation of $0.4 million of goodwill amortization expense partially offset by the $1.3 million loss on impairment of a customer list at our direct marketing services business.

     SAB/Miller Brewing Company accounted for 50.7% and 47.4% of our label printing business' revenue in 2002 and 2001, respectively. In 2002, our label printing business was in the second year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

     Non Operating Income and Taxes from Continuing Operations

     Interest income and dividends in 2002 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million in 2001. The decrease was primarily attributed to the decrease in cash and cash equivalents offset by interest income received from refunds of state income taxes. Interest expense in 2002 was $0.6 million compared to $0.4 million in 2001. Gross interest expense from borrowings under our credit agreement in 2002 was $1.8 million compared to $0.5 million in 2001. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2002 was $1.2 million compared to $0.1 million in 2001.

     The effective tax rate on continuing operations was 43.2% in 2002 compared to 42.0% in 2001. The difference between the statutory federal tax rate and the effective tax rate was primarily the result of the litigation that was settled during 2002.

     Discontinued Operations

     In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

     On April 29, 2002, the board of directors of our French printing services subsidiary, IPC Communication Services, S.A., a business in our printing services segment, approved a resolution to proceed to close IPC Communication Services, S.A. through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

         The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, prior periods have been restated to reflect this treatment.

         Net revenue from discontinued operations in 2002 was $3.3 million, a decrease of $11.9 million, or 78.3%, compared to $15.2 million in 2001. Net assets of discontinued operations at December 31, 2002 were zero and $3.3 million at December 31, 2001. Loss from discontinued operations in 2002 was $7.2 million compared to $2.2 million in 2001. Applicable income tax benefits were $6.6 million and $0.5 million in 2002 and 2001, respectively.

         Cumulative Effect of Accounting Change

         Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.6 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

         2001 compared to 2000

         Consolidated

         Our consolidated operating revenue in 2001 was $808.8 million, a decrease of $10.4 million, or 1.3%, compared to $819.2 million in 2000. Our consolidated operating costs and expenses in 2001 were $463.7 million, an increase of $16.4 million, or 3.7%, compared to $447.3 million in 2000. Our consolidated selling and administrative expenses in 2001 were $261.0 million, a decrease of $1.7 million, or 0.1%, compared to $262.7 million in 2000.

         The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2000 and 2001:

                                                                 Percent of                            Percent of
                                                                   Total                                 Total
                                                                 Operating                             Operating
                                                   2000           Revenue                 2001          Revenue
                                              -------------     -----------          -------------     -----------
                                                                       (dollars in millions)
Operating revenue:
Publishing ................................   $       345.3            42.1%         $       320.6            39.6%
Broadcasting ..............................           149.9            18.3                  134.8            16.7
Telecommunications ........................           126.6            15.5                  152.0            18.8
Printing services .........................           107.3            13.1                  114.6            14.2
Other .....................................            90.1            11.0                   86.8            10.7
                                              -------------     -----------          -------------     -----------
      Total operating revenue .............           819.2           100.0                  808.8           100.0

Total operating costs and expenses ........           447.3            54.6                  463.7            57.3
Selling and administrative expenses .......           262.7            32.1                  261.0            32.3
                                              -------------     -----------          -------------     -----------

Total operating costs and expenses and
    selling and administrative expenses ....          710.0            86.7                  724.7            89.6
                                              -------------     -----------          -------------     -----------
      Total operating earnings .............  $       109.2            13.3%         $        84.1            10.4%
                                              =============     ===========          =============     ===========

         The decrease in operating revenue was primarily attributed to the decrease in advertising revenue in our publishing business and the decrease in television operating revenue due to the decline in political and issue advertising and the economic downturn offset by the increase in telecommunications operating revenue attributed to new sales opportunities and network expansion. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted television news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

         The increase in total operating costs and expenses and selling and administrative expenses was primarily due to the cost of workforce reduction and business transition charges, the increase in the cost of raw materials other than newsprint and the increase in the cost of payroll and benefits.

         Our operating earnings in 2001 were $84.1 million, a decrease of $25.1 million, or 23.0%, compared to $109.2 million in 2000. The following table presents our operating earnings by segment for 2000 and 2001:

                                                                Percent of                     Percent of
                                                                   Total                         Total
                                                                Operating                      Operating
                                                  2000           Earnings           2001        Earnings
                                              ------------    -------------     ------------   ----------
                                                                   (dollars in millions)
Publishing ..............................     $       39.3             36.0%    $       24.9         29.6%
Broadcasting ............................             30.4             27.9             15.5         18.4
Telecommunications ......................             40.1             36.7             48.0         57.1
Printing services .......................              3.3              3.0             (0.8)        (0.9)
Other ...................................             (3.9)            (3.6)            (3.5)        (4.2)
                                              ------------    -------------     ------------   ----------
         Total operating earnings .......     $      109.2            100.0%    $       84.1        100.0%
                                              ============    =============     ============   ==========

         The decrease in operating earnings was primarily due to the decrease in operating revenue, the cost of workforce reduction and business transition charges, the cost of accrued litigation and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks.


         Our consolidated EBITDA in 2001 was $135.8 million, a decrease of $23.5 million, or 14.8%, compared to $159.3 million in 2000. The following table presents a reconciliation of our net earnings to EBITDA for 2000 and 2001:



                                                             Year Ended December 31,
                                                            -------------------------
                                                               2000           2001
                                                            -----------    ----------
                                                                  (in millions)

Net earnings ..........................................     $      66.4    $     47.8
Total other (income) and expense ......................            (0.9)         (1.3)
Provision for income taxes ............................            44.2          35.9
(Gain) loss from discontinued operations, net .........            (0.5)          1.7
Cumulative effect of accounting change, net ...........              --            --
Depreciation ..........................................            38.7          40.9
Amortization ..........................................            11.4          10.8
                                                            -----------    ----------
EBITDA ................................................     $     159.3    $    135.8
                                                            ===========    ==========

         The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting, printing services and other reportable segments partially offset by an increase in our telecommunications segment.

         Publishing


         Operating revenue from publishing in 2001 was $320.6 million, a decrease of $24.7 million, or 7.2%, compared to $345.3 million in 2000. Operating earnings from publishing were $24.9 million, a decrease of $14.4 million, or 36.6%, compared to $39.3 million in 2000.

         The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for 2000 and 2001:




                                                  2000                                        2001
                               ------------------------------------------    -------------------------------------------
                                                  Community                                     Community
                                   Daily          Newspapers                     Daily          Newspapers
                                 Newspaper        & Shoppers       Total       Newspaper        & Shoppers        Total
                               -------------    -------------    --------    -------------     -------------    --------
                                                                    (in millions)

Operating revenue ...........  $       237.0    $       108.3    $  345.3    $       218.8     $       101.8    $  320.6
                               =============    =============    ========    =============     =============    ========
Operating earnings ..........  $        38.4    $         0.9    $   39.3    $        23.3     $         1.6    $   24.9
                               =============    =============    ========    =============     =============    ========


         The following table presents our publishing operating revenue by category for 2000 and 2001:


                                                  2000                                           2001
                               -------------------------------------------    ------------------------------------------
                                                 Community                                       Community
                                  Daily         Newspapers                        Daily         Newspapers
                                Newspaper       & Shoppers         Total        Newspaper       & Shoppers       Total
                               ------------    --------------    --------     ------------     -------------    --------
                                                                     (in millions)

Advertising revenue:
    Retail ..................  $       74.2    $        56.8     $  131.0     $       74.6     $        55.7    $  130.3
    Classified ..............          85.4             12.1         97.5             67.9              10.9        78.8
    General .................          10.9               --         10.9              9.7                --         9.7
    Other ...................          13.3              1.4         14.7             14.1               1.4        15.5
                               ------------    -------------     --------     ------------     -------------    --------
Total advertising revenue ...         183.8             70.3        254.1            166.3              68.0       234.3
Circulation revenue .........          48.3              3.5         51.8             48.1               3.3        51.4
Other revenue ...............           4.9             34.5         39.4              4.4              30.5        34.9
                               ------------    -------------     --------     ------------     -------------    --------
Total operating revenue .....  $      237.0    $       108.3     $  345.3     $      218.8     $       101.8    $  320.6
                               ============    =============     ========     ============     =============    ========

         Advertising revenue in 2001 accounted for 73.1% of total publishing revenue compared to 73.6% in 2000. Retail advertising revenue in 2001 was $130.3 million, a decrease of $0.7 million, or 0.5%, compared to $131.0 million in 2000. The decrease is comprised of a $1.1 million decrease in community newspapers retail advertising and a $0.4 million decrease in daily newspaper retail ROP advertisements offset by a $0.8 million increase in daily newspaper retail preprints. We believe certain major national retail advertisers have changed their marketing strategies and have shifted toward retail preprints. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

         Classified advertising revenue in 2001 was $78.8 million, a decrease of $18.7 million, or 19.2%, compared to $97.5 million in 2000. At the daily newspaper, the decrease in employment advertising of $19.4 million was partially offset by increases in real estate advertising, automotive advertising and general advertising. The decrease in employment advertising, which accounted for almost 47.7% of total classified advertising in 2001, represented a 37.5% decrease from 2000. We believe the decrease in employment advertising resulted primarily from continuing economic weakness.

         General advertising revenue in 2001 was $9.7 million, a decrease of $1.2 million, or 11.0%, compared to $10.9 million in 2000. The decrease was primarily attributable to a decrease in general ROP and preprint advertising mainly from our airline customers.

         The following table presents the advertising linage of our daily newspaper by category for 2000 and 2001:

                                                          2000            2001       Change
                                                        ----------    -----------  ----------
                                                                 (inches in thousands)
Advertising linage (in inches):
    Retail ..........................................        811.5          812.0       -0.1%
    Classified ......................................      1,164.3          970.6      -16.6%
    General .........................................         63.6           51.1      -19.7%
                                                        ----------    -----------
Total advertising linage (in inches) ................      2,039.4        1,833.7      -10.0%
                                                        ==========    ===========

Preprint pieces (in millions) .......................        665.7          719.5       +8.1%
                                                        ==========    ===========

         Total advertising linage in 2001 decreased 10.0% compared to 2000. The decrease was largely due to a 16.6% decrease in classified advertising, an 0.1% decrease in retail advertising and a 19.7% decrease in general advertising. Retail advertising linage decreased primarily as a result of the shift in major retail advertising to more preprint advertising. Preprint advertising pieces rose 8.1% in 2001 primarily due to an increase in preprint advertising from major national retail customers.

         The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2000 and 2001:

                                                            2000         2001        Change
                                                        ----------    ----------  ------------
                                                                 (inches in thousands)
Full pages of advertising:
    Community newspapers ...........................       111,440         94,898      -14.8%
    Shoppers .......................................       134,057        113,846      -15.1%
                                                        ----------    -----------
Total full pages of advertising ....................       245,497        208,744      -15.0%
                                                        ==========    ===========

Revenue per page ...................................       $258.94        $288.61      +11.5%
                                                        ==========    ===========

         Total pages of full page advertising in 2001 decreased 15.0% compared to 2000. The decrease was largely due to a 15.1% decrease in advertising in the shoppers and a 14.8% decrease in advertising in the community newspapers. Revenue per page increased 11.5% due to rate increases.

         Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, event marketing, legal notices and Internet products in 2001 was $15.5 million, an increase of $0.8 million, or 5.4%, compared to $14.7 million in 2000. The increase was largely due to increased direct mail advertising and online classified advertising.

         Circulation revenue in 2001 accounted for 16.0% of total publishing revenue compared to 15.0% in 2000. Circulation revenue in 2001 was $51.4 million, a decrease of $0.4 million, or 0.8%, compared to $51.8 million in 2000. The decrease was mainly attributed to a 7.4% decrease in average net paid circulation for Journal Sentinel's weekday edition, a 1.6% decrease in average net paid circulation for Journal Sentinel's Sunday edition and a 4.7% decrease in paid circulation for our community newspapers.

         Other revenue, which consists primarily of revenue from commercial printing at the print plants for our community newspapers and shoppers, in 2001 accounted for 10.9% of total publishing revenue compared to 11.4% in 2000. Other revenue in 2001 was $34.9 million, a decrease of $4.5 million, or 11.4%, compared to $39.4 million in 2000. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

         Publishing operating earnings in 2001 were $24.9 million, a decrease of $14.3 million, or 36.5%, compared to $39.2 million in 2000. Contributing to the decrease was a $24.7 million decrease in the total publishing operating revenue and $3.3 million in workforce reductions partially offset by a decrease of $3.4 million in the cost of newsprint and ink and a $8.4 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper.

         Broadcasting


         Operating revenue from broadcasting in 2001 was $134.8 million, a decrease of $15.1 million, or 10.1%, compared to $149.9 million in 2000. Operating earnings in 2001 were $15.5 million, a decrease of $14.9 million, or 49.0%, compared to $30.4 million in 2000.

         The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for 2000 and 2001:

                                                  2000                                         2001
                                 -----------------------------------------   -----------------------------------------
                                   Radio        Television        Total          Radio         Television       Total
                                 ----------     -----------    -----------   -------------    ------------    --------
                                                                    (in millions)
Operating revenue ............   $     73.5     $      76.4    $     149.9   $        73.9    $       60.9    $  134.8
                                 ==========     ===========    ===========   =============    ============    ========
Operating earnings ...........   $      5.0     $      25.4    $      30.4   $         5.9    $        9.6    $   15.5
                                 ==========     ===========    ===========   =============    ============    ========


         Operating revenue from our radio stations in 2001 was $73.9 million, an increase of $0.4 million, or 0.5%, compared to $73.5 million in 2000. The increase was primarily attributed to a $0.7 million increase in local advertising revenue and a $0.6 million increase in network and other revenue offset by a $0.6 million decrease in political and issue advertising revenue and a $0.4 million decrease in national advertising revenue. These changes in advertising revenue from the radio stations in 2001 reflect the $0.5 million adverse impact from cancellations and the loss of advertising spots following the September 11 terrorist attacks.

         Operating earnings from our radio stations in 2001 were $5.9 million, an increase of $0.9 million, or 18.0%, compared to $5.0 million in 2000. The increase was primarily attributed to the $0.4 million increase in revenue and the $1.0 million decrease in payroll costs and other selling expenses.

         Operating revenue from our television stations in 2001 was $60.9 million, a decrease of $15.5 million, or 20.3%, compared to $76.4 million in 2000. The decrease was primarily attributed to a $9.1 million decrease in Olympic, political and issue advertising revenue, a $3.6 million decrease in local advertising revenue and a $2.5 million decrease from national advertising revenue across all markets. Of these decreases in advertising revenue from the television stations in 2001, $1.3 million was due to the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

         Operating earnings from our television stations in 2001 were $9.6 million, a decrease of $15.8 million, or 62.2%, compared to $25.4 million in 2000. The decrease was primarily attributed to the $15.5 million decrease in revenue.

         Telecommunications


         Operating revenue from telecommunications in 2001 was $152.0 million, an increase of $25.4 million, or 20.1%, compared to $126.6 million in 2000. Operating earnings from telecommunications in 2001 were $48.0 million, an increase of $7.9 million, or 19.7%, compared to $40.1 million in 2000.


         Operating revenue from wholesale services in 2001 was $102.6 million, an increase of $18.4 million, or 21.9%, compared to $84.2 million in 2000. The increase was primarily attributed to strong demand for our services and the network expansion into Michigan and Indiana. Monthly recurring revenue from wholesale services at the end of 2001 was $8.1 million compared to $7.8 million at the beginning of 2001 and $5.5 million at the beginning of 2000. During 2001, new customers and new circuit connections of $2.9 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

         Operating revenue from commercial services in 2001 was $49.4 million, an increase of $7.0 million, or 16.5%, compared to $42.4 million in 2000. The increase was primarily attributed to an increase in data services. Monthly recurring revenue from commercial data services at the end of 2001 was $3.0 million compared to $2.8 million at the beginning of 2001 and $2.4 million at the beginning of 2000. During 2001, new customers and new circuit connections of $0.8 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

         The increase in operating earnings from telecommunications was primarily attributed to the $25.4 million increase in revenue offset by a decrease in profit margins due to price reductions. We expect continued price reductions and service disconnections will cause a downward trend in earnings in 2002.

         WorldCom and Global Crossing together accounted for 22.5% and 23.7% of our telecommunications operating revenue in 2001 and 2000, respectively. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

         We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

         Printing Services


         Operating revenue from printing services in 2001 was $114.6 million, an increase of $7.3 million, or 6.8%, compared to $107.3 million in 2000. The operating loss from printing services in 2001 was $0.8 million, a decrease of $4.1 million, compared to earnings of $3.3 million in 2000.


         The increase in printing services operating revenue was primarily attributed to an increase in assembly services. The decrease in operating earnings was primarily attributed to $2.3 million in expense related to the transition of the Eastern and Western Regions into one operational unit called IPC U.S. Operations and $0.7 million in costs related to the shutdown of operations in Ireland.

         A large computer hardware OEM (original equipment manufacturer) accounted for 29.8% and 24.4% of our printing services revenue in 2001 and 2000, respectively. The loss of this customer could have a material adverse effect on our results of operations.

         Other


         Other operating revenue in 2001 was $86.8 million, a decrease of $3.3 million, or 3.7%, compared to $90.1 million in 2000. Other operating losses in 2001 were $3.5 million, a decrease of $0.5 million, or 11.6%, compared to losses of $4.0 million in 2000.


         The following table presents our other operating revenue and operating earnings by business for 2000 and 2001:


                                              2000                                                2001
                       ------------------------------------------------  --------------------------------------------------
                                    Direct      Corporate                              Direct
                        Label      Marketing        and                    Label       Marketing   Corporate and
                        Printing    Services    Eliminations    Total     Printing     Services    Eliminations     Total
                       ---------- -----------  --------------  -------   ----------  ------------ ---------------  --------
                                                                  (in millions)
Operating revenues...   $  59.6    $   34.3     $    (3.8)      $ 90.1    $ 55.7      $    35.9    $       (4.8)    $ 86.8
                       ========== ===========  ==============  ========  ==========  ============ ===============  ========
Operating earnings...   $  (0.9)   $    0.1     $    (3.2)      $ (4.0)   $  0.6)     $    (1.2)   $       (1.7)    $ (3.5)
                       ========== ===========  ==============  ========  ==========  ============ ===============  ========

         The decrease in operating revenue was primarily attributed to the March 2001 sale of the Milwaukee label printing business offset by the increase in print and mail services in our direct marketing services business. Operating revenue in 2001 was adversely impacted by the terrorist attacks and the anthrax scare, which resulted in advertisers reducing their use of direct mail. Included in operating revenue from our direct marketing services was $21.3 million and $19.7 million of postage amounts billed to customers in 2001 and 2000, respectively.

         In 2000 and 2001, the operating losses were primarily attributed to an increase in the litigation reserve.

         SAB/Miller Brewing Company accounted for approximately 47.4% and 27.5% of our label printing operating revenue in 2001 and 2000, respectively. In 2001, our label printing business was in the first year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Non Operating Income and Taxes from Continuing Operations

         Interest income and dividends in 2001 were $1.6 million, an increase of $0.3 million, or 23.1%, compared to $1.3 million in 2000. The increase was primarily attributed to the increase in cash available for commercial paper and money market investments throughout 2001. Interest expense was $0.4 million in 2001 and 2000. Gross interest expense from borrowings under our credit agreement in 2001 was $0.5 million compared to $1.3 million in 2000. Interest expense capitalized as part of our construction of the Journal Sentinel production facility in 2001 was $0.1 million compared to $0.9 million in 2000.

         The effective tax rate on continuing operations was 42.0% in 2001 compared to 40.1% in 2000. The difference between the statutory federal tax rate and the effective tax rate was primarily due to the reduction of deferred tax assets for state net operating losses.

         Discontinued Operations

         Net revenue from discontinued operations in 2001 was $15.2 million, a decrease of $4.1 million, or 21.2%, compared to $19.3 million in 2000. Net assets of discontinued operations at December 31, 2001 were $3.3 million. The loss from discontinued operations in 2001 was $2.2 million compared to $0.1 million in 2000. Applicable income tax benefits in 2001 was $0.5 million and $0.6 million in 2000.

Liquidity and Capital Resources


         Our principal liquidity and capital requirements have historically been to pay dividends that have supported employee ownership and to meet our working capital and capital expenditure needs. Since 2000, we have also required liquidity to purchase units in JESTA from employees and former employees to ensure liquidity for them. Historically, we have relied on cash flow from operations and, in 2002, supplemented these cash flows with borrowings under our revolving credit facility, to satisfy our liquidity and capital requirements. We intend to replace our current revolving credit facility prior to this offering and put in place a debt structure with more appropriate terms for our new capital structure. Recently we extended our revolving credit agreement, described below, which now expires in April 2004. After giving effect to the recapitalization, including the application of the net proceeds of this offering as described under "Use of Proceeds," as well as new debt facility to be entered into prior to the closing of this offering, as described below, and the tender offer for shares of class B common stock, we expect that the aggregate dividend amount paid on our common stock will initially be reduced, and our debt service obligation will be increased, from levels that existed before this offering. We believe that current cash balances, which were $6.6 million at March 23, 2003, expected cash flows from operations and borrowings under our extended revolving credit facility or a new debt facility will be adequate for the foreseeable future to provide for our capital expenditures, cash dividends, working capital and debt service.

         We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of March 23, 2003, we had borrowings of $75.9 million under this credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%, and immediately available credit of $44.1 million. The material covenants of this agreement include the following:

    . A consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination of not greater than 1.0:1.0. As of March 23, 2003, the consolidated funded debt ratio was 0.49.

    . A fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination of not less than 1.75:1.0. As of March 23, 2003, the fixed charge coverage ratio was 3.29.

    . A consolidated tangible net worth as of the end of any quarter of not less than $290 million. As of March 23, 2003, consolidated tangible net worth was $356 million.

    . A consolidated rent expense during any fiscal year of not more than $40 million. As of March 23, 2003, consolidated rent expense was $6 million.

         We currently intend to establish a new debt facility which will replace the existing $120 million revolving credit facility. Based on our discussions to date, we anticipate the new agreement will be a $350 million, five-year, senior unsecured revolving credit facility. Under the new credit agreement, we expect interest will be LIBOR based or derived from prime or Federal Fund rates. Funds borrowed under this debt facility may be used to fund our purchases of class B common stock in the tender offer, to repay outstanding debt under the current facility or for general corporate purposes. Although covenants, coverage ratios and coverage amounts have not been determined, we expect the material covenants of this new agreement will generally include the following:

    . A maximum consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination.

    . A minimum fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination.

    .    A minimum consolidated tangible net worth as of the end of any quarter.

    .    A maximum consolidated rent expense during any fiscal year.

         In certain states, we inadvertently failed to file required state securities forms in connection with our sale of JESTA units to our employees. Consequently, we have made a rescission offer to certain unitholders for a total of 318,517 of those units that were sold win those states during certain time periods. The maximum aggregate amounts we would pay to repurchase units pursuant to the rescission offer is $11.2 million; however, we cannot estimate actual amounts because we cannot determine how many units will be offered by unitholders for repurchase in the rescission offer. We expect the rescission offer will be completed prior to the closing of this offering, and payments will be made for rescinded units within 15 days of completion of the rescission offer. We do not expect the rescission offer will have a material adverse effect on our results of operations or financial condition.

         Cash Flow For First Quarter Ended March 23, 2003

         Cash provided by operating activities was $37.6 million in the first quarter of 2003 compared to $24.6 million in the first quarter of 2002. The increase is primarily attributed to recording a $8.2 million liability for equipment for the daily newspaper's new production facility.

         Cash used for investing activities was $16.8 million in the first quarter of 2003 compared to $16.3 million in the first quarter of 2002. Capital expenditures for property and equipment were $16.8 million in the first quarter of 2003 and $16.3 million in the first quarter of 2002. We continued to invest in the equipment and the building for our daily newspaper production facility and upgrades to our telecommunications fiber optic network.

         Cash used for financing activities was $22.7 million in the first quarter of 2003 compared to $9.0 million in the first quarter of 2002. We decreased our borrowing under our credit agreement by $14.9 million in the first quarter of 2003 compared to the increase in borrowing of $65.0 million in the first quarter of 2002. The increased borrowing in 2002 was primarily used to purchase units of beneficial interest from employees and former employees. In the first quarter of 2003, there were no sales or purchases of units compared to purchases of units of $79.9 million and sales of units of $14.0 million in the first quarter of 2002. We paid cash dividends of $7.8 million and $7.9 million in the first quarter of 2003 and 2002, respectively.

         Cash used for discontinued operations was $0.4 million in the first quarter of 2002.




         Cash Flow for Year Ended December 31, 2002

         Cash provided by operating activities was $86.1 million in 2002 compared to $118.4 million in 2001 and $133.1 million in 2000. The decrease was mainly due to funding of the pension plan obligations of $44.5 million in 2002.

         Cash used for investing activities was $51.4 million in 2002 compared to $108.1 million in 2001 and $94.0 million in 2000. Capital expenditures for property and equipment were $53.2 million in 2002, $90.2 million in 2001 and $96.8 million in 2000. We continued to invest in the building of our daily newspaper production facility, digital television equipment and upgrades to the telecommunications fiber optic network. Cash used for acquisitions was zero in 2002, $22.1 million in 2001 and $8.0 million in 2000. Cash received from sales of assets was $1.5 million in 2002, $5.2 million in 2001, including $4.4 million from the sale of certain of the assets of the Milwaukee label printing operation, and $3.2 million in 2000. In 2000, we received $7.1 million from the redemption of the preferred stock received from the 1995 sale of Perry Printing, a former subsidiary.

         Cash used for financing activities was $31.7 million in 2002 compared to $11.9 million in 2001 and $33.0 million in 2000. We increased our borrowing under our credit agreement by $86.4 million in 2002. The increased borrowing was primarily used to purchase units of beneficial interest from employees and former employees and for funding of pension plan obligations. In 2002, purchases of units were $125.3 million compared with $84.4 million in 2001 and $77.1 million in 2000. Sales of units were $38.9 million, $101.8 million and $90.6 million in 2002, 2001 and 2000, respectively. We paid cash dividends of $31.6 million, $37.9 million and $36.8 million in 2002, 2001 and 2000 respectively.

         Cash used for discontinued operations was $3.4 million in 2002 and $3.7 million in 2000. Cash provided by discontinued operations was $0.5 million in 2001.


         As of December 31, 2002, we had borrowings of $90.8 million under our $120.0 million bank revolving credit agreement, which expires April 30, 2004, including $2.8 million bearing interest at the base rate of 4.25% and $88.0 million bearing interest at the LIBOR based rate of 2.40%. We also had immediately available credit of $29.2 million. As of December 31, 2002:

  .    The consolidated funded debt ratio was 0.5632.

  .    The fixed charge coverage ratio was 3.32.

  .    Consolidated tangible net worth was $352 million.

  .    Consolidated rent expense was $27.6 million.


       Stock Trust

       As of March 23, 2003, our treasury, our employees, and former employees owned units representing beneficial ownership of 90% of our stock. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units from various financial institutions totaling approximately $432.4 million.

       Eligible optionees under the stock trust, including certain categories of designated employees, the Grant family shareholders and us, have the right to purchase units offered for sale. We are not obligated to purchase units, though in recent years prior to the suspension of trading on October 25, 2002, we have elected to do so for the convenience of stock trust unitholders.

       Contractual Obligations and Commitments

       As of December 31, 2002, our contractual obligations are summarized below.

                                                                Payments Due by Period
                                       ------------------------------------------------------------------
                                                         Less than 1                           After 4
      Contractual Obligations             Total             year            1-4 years           years
      -----------------------          -------------    -------------     -------------     -------------
                                                                  (in millions)

Other long-term liabilities........    $         3.7    $         1.6     $         1.1     $         1.0
Operating leases...................             69.1             15.7              33.3              20.1
                                       -------------    -------------     -------------     -------------
Total contractual obligations......    $        72.8    $        17.3     $        34.4     $        21.1
                                       =============    =============     =============     =============

       Other long-term liabilities consist primarily of obligations for non-compete agreements resulting from acquisitions and deposits received from subleases of building operating leases. We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes by us.

                                                    Amount of Commitment Expiration per Period
                                       ------------------------------------------------------------------
                                                         Less than 1                           After 4
      Other Commitments                   Total             year             1-4 years          years
      -----------------                -------------    -------------     -------------     -------------
                                                                  (in millions)
Other long-term liabilities .......    $       122.4    $        39.4     $        82.9     $         0.1
Operating leases ..................              1.2              1.2                --                --
                                       -------------    -------------     -------------     -------------
Total contractual obligations .....    $       123.6    $        40.6     $        82.9     $         0.1
                                       =============    =============     =============     =============

         A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104.7 million. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation.

Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $8.1 million as of March 23, 2003. As March 23, 2003, we had spent an aggregate of $104.5 million on this project, which was nearly completed as of the date of this prospectus. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8.3 million. We have $1.2 million of standby letters of credit for business insurance purposes.

Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to interest rate risk on our short-term notes payable to banks and foreign currency exchange rates in the normal course of business. However, a 10% change in the interest rate is not expected to have a material impact on our earnings before income taxes. In addition, we have shut down our operations outside the United States and have not entered into any foreign currency derivative instruments.

         Many of our unitholders have borrowed funds to pay for their purchase of units. Dividends on our common stock passed through to our unitholders have in the past helped our unitholders make required periodic interest payments on those loans. Increases in the interest rates on unitholder loans could result in our unitholders seeking increased dividends from us. Dividends are established by our board of directors in their sole discretion, and we are under no obligation to pay dividends on our common stock. A 10% increase in the interest rate on unitholder loans is not expected to have a material impact on dividends declared by our board of directors.

Critical Accounting Policies

         Our management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

         Allowance for doubtful accounts

         We evaluate the collectibility of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectibility of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

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

         Property and equipment

         We assign useful lives for our property and equipment based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate the majority of the property and equipment. A change in the estimated useful lives or the depreciation method used could have a material impact upon our results of operations.

         We evaluate our property and equipment for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a company's assets, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment must be recognized in the financial statements. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment.

         Impairment of goodwill and indefinite-lived intangibles

         Goodwill, broadcast licenses and other indefinite-lived intangible assets account for 32.9% and 34.6% of total assets in 2002 and 2001, respectively. The annual impairment tests for goodwill and indefinite-lived intangibles under Statement No. 142 require us to make certain assumptions in determining fair value, including assumptions about cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under Statement No. 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

         Accrued Income Taxes

         The Internal Revenue Service and various state Departments of Revenue routinely examine our federal and state tax returns. From time to time, the IRS and the state Departments of Revenue may challenge certain of our tax positions. We believe our tax positions comply with applicable tax law and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters.

         Accrued Litigation

         We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

         Employee Benefits

         We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

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

         We rely upon actuarial valuations to determine pension costs and funding. We provide the actuarial firms with certain assumptions that have a significant effect on our obligations such as:

     . the discount rate - used to arrive at the net present value of the obligations;

     . the return on assets - used to estimate the growth in invested asset value available to satisfy certain obligations;

     . the salary increases - used to calculate the impact future pay increases will have on postretirement obligations; and

     . the employee turnover statistics - used to estimate the number of employees to be paid postretirement benefits.

         Moody's Aa Corporate bonds, as of the measurement date, is the benchmark we use to determine the assumed discount rate, which was reduced from 7.25% in 2001 to 6.75% for 2002. We make other assumptions that affect the accounting for pension benefits, such as the expected rate of return on plan assets (decreased from 9.5% in 2001 to 8.5% in 2002) and the rate of compensation increase (4.5% in 2002 and 2001). Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

         We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.

New Accounting Standards

         Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

         Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in note 10 to our consolidated financial statements, have been treated as discontinued operations.

         In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

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

Effect of Inflation

         Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. However, changes in newsprint prices could have an impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

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

                                    BUSINESS

         We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. In newspaper publishing, we publish the Milwaukee Journal Sentinel, which serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area, and we publish more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our subsidiary, Norlight Telecommunications, Inc., we provide telecommunications services through our large fiber optic network. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

         We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on WTMJ radio station, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry
J. Grant founded our employee ownership plan, which has contributed significantly to our company's positive culture and growth by creating the Journal Employees' Stock Trust, which we refer to as "JESTA" or the stock trust. We believe employee ownership has served as a competitive advantage for our company since JESTA was established. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to their participation in ownership. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in JESTA, representing 58% of our full-time workforce. Our culture is reinforced by our strong commitment to high ethical standards.

         Over the last 10 years, we have purchased approximately 40 businesses, most of which have been acquisitions of publishing or broadcasting properties. Our 1999 purchase of the Great Empire radio group, consisting of 13 radio stations, was our largest acquisition during this period. As a result of this expansion, we have significantly expanded our diversified media operations beyond our Milwaukee base. We plan to continue to search for acquisitions that fit our growth strategy, focusing on TV and radio broadcast stations in both existing markets and in new markets with an economic profile similar to those we presently serve.

         We believe our principal competitive strengths include:


     . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began with the creation of JESTA in 1937. Over the last 66 years, employee ownership has been a competitive strength and a primary driver of shareholder value, enabling us to foster a spirit of teamwork among our employees and attract and retain motivated people with a passion for our businesses and a heightened level of commitment and accountability, and making us an attractive acquiror to businesses with similar entrepreneurial cultures. While our employee stock trust will terminate at the closing of this offering, we believe our capital structure in place after completion of this offering will encourage employee ownership and continue to provide us with the benefits of an entrepreneurial employee ownership culture, given that our employees and former employees will own our "high vote" class B shares and control __% of our total voting power immediately after completion of this offering.


     . Leading Market Position in Wisconsin. Our diversified media and communications businesses have a strong market position in Wisconsin and particularly in the southeastern region of the state. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area. We also publish 60 community newspapers and shoppers throughout Wisconsin. Finally, through our telecommunications business, we own and operate an extensive fiber optic network that serves customers throughout Wisconsin as well as six adjacent states.

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


   . Broadcasting Presence in Mid-Sized Growth Markets. In addition to our Wisconsin operations, we own and operate 39 other broadcasting assets in mid-sized growth markets with diversified economies such as Las Vegas, Nevada, Tucson, Arizona and Palm Springs, California, many of which have large universities or state capitals, such as Boise, Idaho. We believe that mid-sized growth markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation. In addition, our presence in mid-sized growth markets allows us to effectively pursue our strategy of identifying radio format opportunities, music selection and rotation, presentation and other key programming attributes that we believe will best position each station to develop a distinctive local brand identity, which we believe will enable us to effectively compete with larger diversified media companies.

   . Profitable and Differentiated Telecommunications Business. Norlight, our telecommunications business, has been operating for over 30 years, which has allowed us to drive high utilization on our network. The network covers approximately 4,400 route miles primarily in the Great Lakes region. It terminates not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers made purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment. We believe this disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe the combination of our financial stability, deep network penetration, and quality of service reputation differentiates us from many of our competitors.


   . Diversified Operations with Multiple Growth Opportunities. As a diversified media and communications company, we operate across media channels and in more than one industry. Our various operations help reduce our business risk and allow us to strategically direct the cash generated by our operations across platforms in an effort to effectively deploy our capital to take advantage of growth opportunities as and where they may arise.


   . Experienced Management Team. Our senior management team has a long history with our company and in our industries. Members of our senior management team have broad experience in the publishing, broadcasting and telecommunications businesses. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company. This combination of in-depth experience in operations and knowledge of our culture has allowed this team to successfully acquire and integrate approximately 40 acquisitions over the past 10 years.


         We intend to continue to leverage our competitive strengths to grow our company. We believe the following strategies can provide us with significant growth opportunities in the future:

   . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. Further, we intend to further streamline our publishing operations and to maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history, through cost reductions, improved print quality and additional product sales.

   . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations, including 25 radio stations and three television stations, in six geographic markets. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of our company. Through these acquisitions, we have diversified

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

         our broadcasting business, expanded our knowledge of new geographic markets and increased our experience with integrating acquisitions. We will continue to seek to acquire and integrate broadcast stations in certain existing markets as well as in new markets with a profile similar to those we presently serve. In addition, through our acquisitions we seek to create "clusters" of multiple stations in our markets. Operating our stations in clusters allows us to optimize targeted audience delivery and create effective market-based solutions for our advertisers.


   . Continue Disciplined Investment in our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business in keeping with our desire to remain a premier regional provider of both carrier and enterprise services. As part of that strategy, we will continue to look for opportunities to minimize network construction costs through fiber swaps and joint builds. Also, as we plan network expansion opportunities we are seeking anchor customers to minimize the risk of under-utilized facilities. This careful and disciplined approach to the investment of new capital is designed to provide our customers with quality service while continuing to generate returns on our invested capital.


   . Focus on Improving Operating Performance and Margin Expansion. We have implemented targeted cost reduction initiatives across our businesses which we believe will generate increased operating efficiency and cost savings. These initiatives include both company-wide and segment-specific practices. In 2001, we introduced a program throughout the company called "Search for Savings," which focused on evaluating spending and implementing process improvement initiatives. We also promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time. Our daily newspaper publishing business reduced non-newsprint costs by approximately $8 million in 2002 through headcount reduction and elimination of unprofitable home delivery in outlying areas. In our acquired radio and television stations, we continue to leverage the experience and success of our broadcast management team to further integrate these operations and drive operating and margin improvement. We have also put in place significant targeted cost reduction programs at our community newspaper and shopper business, and our printing services business.

         In order to appropriately match management resources to the manner in which our businesses are actually run, we reorganized our business segments in 2002 as follows: (i) publishing; (ii) broadcasting; (iii) telecommunications;
(iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment provides wholesale and business-to-business telecommunications services through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business.

         The operating revenue generated by each operating segment, as a percentage of our consolidated operating revenue, for the last three years is shown below.

                                      2000     2001     2002
                                     ------   ------   ------

               Publishing              42.1%    39.6%    38.8%
               Broadcasting            18.3     16.7     19.1
               Telecommunications      15.5     18.8     18.6
               Printing Services       13.1     14.2     12.2
               Other                   11.0     10.7     11.3
                                     ------   ------   ------
                                      100.0%   100.0%   100.0%
                                     ======   ======   ======

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

Publishing

         Our publishing business consists of our daily newspaper, the Milwaukee Journal Sentinel, and our community newspapers and shoppers. Our publishing business accounted for 38.8% of our operating revenue and 26.6% of our operating earnings for the year ended December 31, 2002. Within our publishing segment, our daily newspaper accounted for 68.4% of our publishing operating revenue and 94.7% of our publishing operating earnings in 2002. See note 12 to our consolidated financial statements for additional financial information regarding our publishing business.

         Daily Newspaper

         Published continuously from 1882, the Milwaukee Journal Sentinel has the largest circulation of all newspapers published in Wisconsin, with a circulation of approximately 445,000 on Sunday and 250,000 daily. The Milwaukee Journal Sentinel serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2002 readership survey conducted by Scarborough Research, the Sunday Milwaukee Journal Sentinel ranks number one in readership penetration among the 50 largest geographic markets in the United States, and the daily newspaper ranks number seven. These rankings are calculated by dividing the number of adults reading the newspaper in a newspaper's Metropolitan Statistical Area divided by the number of persons over the age of 18 in the newspaper's MSA. The Milwaukee Journal Sentinel's MSA, which ranks among the top 50 in the United States, consists of Milwaukee, Waukesha, Washington and Ozaukee counties. In addition, according to data published by the Audit Bureau of Circulations, for the six months ended September 30, 2002, the Milwaukee Journal Sentinel's Sunday circulation ranked number 23 in the United States.

         We were selected, together with The Boston Globe, as a finalist for the 2003 Pulitzer Prize in explanatory reporting, which was won by The Wall Street Journal. In addition, we have won numerous recent print media awards, including:

   .     2003 National Headliner Awards, first place for local interest column;

   . 2002 Inland Press Association, first place for explanatory writing, editorial excellence, and news picture contest; second place for front page contest;

   . 2002 Annual Society for News Design, three awards for excellence, illustration and photography; and

   . 2002 Better Newspaper Contest conducted by the Wisconsin Newspaper Association, Newspaper of the Year among the state's largest newspapers.

         In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com and OnWisconsin.com. Also, we have developed a subscription-based website, Packerinsider.com, dedicated to coverage of the Green Bay Packers, to which viewers must pay to subscribe. We expect our online operations to cover their direct operating costs for 2003, and we continue to seek ways to best serve the growing population interested in deriving news from the Internet.

         Our new production facility, which became operational in early 2003, is the largest capital investment in our history at a cost of $112 million. The 448,750 square-foot facility is on a 41-acre site in an industrial area in the village of West Milwaukee. The facility houses all printing, packaging, inserting, recycling and transportation processes for the Milwaukee Journal Sentinel. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

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

         The Milwaukee Journal Sentinel is distributed primarily by independent contract carriers throughout southeastern Wisconsin and a small portion of northern Illinois. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

         Our primary goal is to grow readership, circulation, revenue growth and margins in our five county primary market area (which we refer to as our "PMA"). While our efforts center on this five county region, we also actively seek attractive expansion opportunities in nearby market areas provided they meet strict requirements for return on invested capital. In order to achieve this goal, we have developed strategies based on the findings of the nationwide survey of 37,000 newspaper readers by the Readership Institute at Northwestern University. This study, conducted in 2001 in about 100 markets including Milwaukee, concluded that the most important objective for the newspaper industry is readership growth. The Institute identified four cornerstones for increasing readership growth: compelling content, a strong brand, over-the-top customer service and a constructive culture. We have adopted those cornerstones as our strategic imperatives. The Milwaukee Journal Sentinel is focused on increasing the appeal of both its editorial and advertising content in order to better meet readers' interests and to make the paper easier to read and navigate. We have undertaken concentrated efforts to develop, implement, communicate and track strategies to grow our well-established brand. We are committed to on-time delivery as our top customer service priority. Finally, we are focused on enhancing our constructive, collaborative internal culture to support additional readership growth.

         Although the penetration of the Milwaukee Journal Sentinel among southeastern Wisconsin readers is generally high, the newspaper still has significant growth potential, especially in targeted ZIP codes in which the newspaper's penetration level remains low. As part of a targeted readership growth strategy, we have undertaken a program called the "Milwaukee Initiative," with discounted subscription and single copy offers and outreach programs at churches, educational institutions and apartment complexes. We believe this initiative will increase circulation and subscription revenue and enhance our appeal to advertisers in Milwaukee County.


         The following table sets forth our circulation data based on Audit Bureau of Circulations averages for the six-month periods ended September 30:


                                                                 Average Net Paid Circulation
                                            1998             1999            2000            2001            2002
                                         ------------     ------------    -----------    -------------    ------------
Daily .............................          283,115          284,515        277,027          253,768         240,637
Sunday ............................          456,906          460,103        461,025          455,862         434,023

         The decline in average net paid circulation from 2001 to 2002 was caused primarily by the elimination of home delivery in all but 12 counties in southeastern Wisconsin, as part of our cost reduction initiatives, as well as the impact of a weakened national economy. As a result, average net paid circulation for the six months ending September 30, 2002 decreased by 5.2% for our daily paper and 4.8% for our Sunday paper compared to the average net paid circulation for the six months ending September 20, 2001.

         Circulation revenue accounted for 21.3% of our daily newspaper's total operating revenue in 2002. The Milwaukee Journal Sentinel single copy prices are $0.50 for daily and $1.75 for Sunday.

         Advertising revenue accounted for 77.0% of our daily newspaper's total operating revenue in 2002. We have set forth in the table below annual advertising volume as printed on our presses (measured in column inches) and the number of preprints (which are individual customer's advertisements that are provided by the customer and that are inserted into the newspapers) inserted into the Milwaukee Journal Sentinel's daily and Sunday editions and its total market coverage (TMC) product, Weekend plus, for the last five calendar years. We believe the advertising volume decline during 2002 in "full run" (which refers to advertisements that are published in all editions of the newspaper, as opposed to "part run" which refers to advertisements published in only certain editions of the newspaper) was a result of advertisers switching to preprints, the downturn in

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

employment advertising and several large retailers decreasing their advertising expenditures. We believe more advertisers are switching to preprints because preprints can offer better opportunities for targeted advertising, better print quality and lower cost.

                                                                  Annual Advertising Volume
                                            1998             1999            2000            2001            2002
                                         -----------------------------------------------------------------------------
                                                                    (inches in thousands)
Full run in column inches ..........         2,030.6          1,987.0        2,015.2          1,763.0         1,668.3
Part run in column inches ..........            20.6             15.4           24.2             70.7            80.3

Preprint pieces (in millions) ......           650.0            659.0          665.7            719.5           773.5

         Community Newspapers and Shoppers

         We own and operate more than 90 community newspapers and shoppers and seven printing plants through our subsidiary, Add, Inc. Advertising revenue and circulation revenue accounted for 70% and 3%, respectively, of our community newspapers' and shoppers' total operating revenue in 2002. We publish 39 shoppers with a combined circulation of more than 780,000 each week. Shoppers are free publications, primarily carrier-delivered to each household in a geographic area, featuring advertisements primarily from local and regional businesses. A few of our shoppers also include local interest stories and weekly columns, such as fishing/hunting reports, obituaries and television listings. These shoppers are delivered to various communities in Wisconsin, Ohio, Louisiana, Vermont and Massachusetts.

         We publish 47 community newspapers, with a combined paid and unpaid circulation of more than 300,000 weekly. Our community newspapers focus on local news and events that are of interest to the local residents. In some markets, our community newspapers are the only source of local news. These local newspapers serve communities in Wisconsin, Connecticut and Florida.

         We also publish 10 niche publications that appeal to a very specific advertiser and reader. A few examples of the niche products are automotive and boating focused publications. We provide niche publications in Wisconsin, Louisiana, Florida and New York.

         In addition to our publishing operations, we also provide commercial printing services including cold-web printing, electronic prepress, bindery and inserting mostly for other weekly niche publications. Revenue from commercial printing accounted for 27% of our community newspapers' and shoppers' total operating revenue in 2002.

         We recently appointed a new president at Add, Inc. The management team is focused on reducing overall costs and improving performance by leveraging our well developed clusters and strong local franchises.

         Newsprint

         The basic raw material of newspapers is newsprint. We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market.


         We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $446 in 2002 compared to an average net price per ton of $573 in 2001. Our consumption of newsprint declined to 77,161 metric tons in 2002 from 77,900 metric tons in

2001, and our total cost of newsprint decreased $12.3 million during 2002. Based on the average net price per ton in 2002 and consumption of newsprint in 2002, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.8 million.


         The decrease in consumption in 2002 is attributed to fewer advertising pages and a decrease in average net paid circulation. This decrease in consumption was partially offset by our decision to print the weekly television guide on our own new presses versus having it printed by another firm and the use of newsprint for the startup of the new presses.

         Industry and Competition

         Newspaper publishing is the oldest segment of the media industry. Metropolitan and community newspapers often represent the dominant medium for local advertising due to their importance to the communities they serve. We believe newspapers continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods and to maximize household reach.

         Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and paid circulation. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, and customer service. On occasion, our businesses compete with each other for regional advertising, specifically in the Milwaukee market.

         Advertising revenue is the largest component of a newspaper's total operating revenue. Advertising rates at newspapers, free circulars and publications are usually based on market size, circulation, penetration, demographics and alternative advertising media available in the marketplace. Newspaper advertising revenue is cyclical. Our publishing business tends to see increased operating revenue due to increased advertising activity during certain holidays, in time for summer shopping and just prior to students returning to school. Advertising revenue is also generally affected by changes in national and regional economic conditions. Classified advertising is generally the most sensitive to economic cycles because it is driven primarily by the demand for employment, real estate transactions and automotive sales. While circulation revenue was not as significant as advertising revenue in 2002, circulation trends can affect the decisions of advertisers and advertising rates.

         Although there are several major national newspaper companies, we believe that the newspaper publishing industry in the United States remains highly fragmented. Many smaller publications are owned and operated by individuals whose newspaper holdings and financial resources are generally limited. Further, we believe that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity. Moreover, most markets cannot sustain more than one newspaper.

Broadcasting

         Our broadcasting business is conducted through our wholly-owned subsidiary, Journal Broadcast Corporation (doing business as Journal Broadcast Group), and its subsidiaries, which together operate six television stations and 36 radio stations in 11 states. Our broadcasting business accounted for 19.1% of our operating revenue and 29.3% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our broadcasting business.

         Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which they compete. We promote a local focus that allows

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

our stations and clusters to serve listeners, viewers and advertisers more effectively, strengthens each station's brand identity and allows our stations to provide effective marketing solutions for local advertisers by reaching their targeted audiences.

         Radio Broadcasting

         Based on the Fall 2002 Arbitron ratings book, we have the number one station in terms of station audience rank in four of the eight markets in which our radio stations operate, including in Milwaukee where WTMJ-AM has been the top rated radio station for 26 consecutive Arbitron rating periods. We have grown our radio operations primarily through recent acquisitions of stations in mid-sized growth markets. We have acquired 15 of our 36 radio stations since 1999. In 2002, operating revenue from radio operations accounted for 51.2% percent of our broadcasting operating revenue.

         Our radio stations are:

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
                                                                                         Station           Total            FCC
    Market and                                  Year                                     Audience        Stations in      License
      Station            City of License      Acquired              Format               Rank/(1)/       Market/(2)/     Class/(3)/
-------------------    -------------------   -----------    ------------------------    -----------     ------------    ------------
Milwaukee, WI
WTMJ-AM                Milwaukee, WI            1927        News/Talk/Sports                 1              28               B
WKTI-FM                Milwaukee, WI            1940        Adult Contemporary               6+             28               B

Omaha, NE
KOSR-AM                Omaha, NE                1995        Sports                          17              21               C
KHLP-AM/(4)/           Omaha, NE                1997        Talk                           N/A              21               B
KEZO-FM                Omaha, NE                1995        Rock                             4              21               C
KKCD-FM                Omaha, NE                1995        Classic Hits                     7              21               C2
KSRZ-FM                Omaha, NE                1998        Hot Adult Contemporary          11              21               C
KOMJ-AM                Omaha, NE                1999        Adult Standards                  6              21               B
KQCH-FM                Omaha, NE                1999        Contemporary Hits                3              21               C
KBBX-FM                Nebraska City, NE        1997        Regional Mexican                14              21               C1

Tucson, AZ
KFFN-FM                Tucson, AZ               1996        Sports Radio                    22              27               C
KMXZ-FM                Tucson, AZ               1996        Adult Contemporary               1              27               C
KZPT-FM                Tucson, AZ               1996        Hot Adult Contemporary          10+             27               A
KGMG-FM                Oracle, AZ               1998        Rhythmic Oldies                 13              27               C2

Knoxville, TN
WQBB-AM                Powell, TN               1998        Sports                          21+             24               D
WMYU-FM                Karns, TN                1997        Classic Hits                     6              24               A
WWST-FM                Sevierville, TN          1997        Contemporary Hits                3              24               C1
WBON-FM                Knoxville, TN            1998        Classic Rock                    12+             24               A

Boise, ID
KGEM-AM                Boise, ID                1998        Adult Standards                  9+             25               B
KJOT-FM                Boise, ID                1998        Rock                            17              25               C
KQXR-FM                Boise, ID                1998        Alternative Rock                 6+             25               C1
KTHI-FM                Caldwell, ID             1998        Classic Hits                     9+             25               C
KRVB-FM                Nampa, ID                2000        Adult Alternative               14              25               C
KCID-AM/(4)/           Caldwell, ID             1998        Oldies                         N/A              25               C

Wichita, KS
KFTI-AM                Wichita, KS              1999        Classic Country                  4              21               B
KFDI-FM                Wichita, KS              1999        Country                          1              21               C
KICT-FM                Wichita, KS              1999        Rock                             5              21               C1
KFXJ-FM                Augusta, KS              1999        Classic Hits                    10              21               C2
KYQQ-FM                Arkansas City, KS        1999        Regional Mexican                18+             21               C
KMXW-FM                Newton, KS               2000        Hot Adult Contemporary          16+             21               C1

Springfield, MO
KSGF-AM                Springfield, MO          1999        News/Talk                       15+             20               B
KTTS-FM                Springfield, MO          1999        Country                          1              20               C
KSPW-FM                Sparta, MO               1999        Contemporary Hits                6              20               C2

Tulsa, OK
KFAQ-AM                Tulsa, OK                1999        Talk                            17+             26               A
KVOO-FM                Tulsa, OK                1999        Country                          5+             26               C
KXBL-FM                Henryetta, OK            1999        Classic Country                 17+             26               C1

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

(1) Station audience rank equals the ranking of each station, in its market, according to the Fall 2002 Arbitron ratings book. The ranking is determined based on the estimated share of persons 12 years and older listening during an average 15-minute increment (also known as "average quarterly hour," or "AQH," share) occurring Monday-Friday between 6:00 a.m. and midnight. A "+" indicates a tie with another station in the market.

(2) Includes stations qualified to be reported in the Fall 2002 Arbitron ratings book. In order to be qualified to be reported, a station must have received five or more minutes of listening in at least 10 diaries in the market from 6:00 a.m. to midnight, Monday through Sunday, during the survey period.

(3) The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.

(4)  Did not qualify to be reported in the Fall 2002 Arbitron ratings book.

         Most of our radio broadcasting operating revenue is generated from the sale of local advertising, with the balance generated from the sale of national, political and issue advertising. Our goal is to achieve a top two radio advertising revenue share in all of our markets. We employ a variety of sales-related and programming strategies to pursue this goal. Our sales-related strategy includes developing a highly trained sales force which employs a solution-based selling approach, through which we seek to partner with our key advertisers to realize their marketing goals and maximize our share of their advertising spending. We believe that developing local station "clusters" allows us to more effectively pursue this solution-based approach because it allows us to offer a variety of format alternatives to reach a broader range of local advertisers. Our programming strategy includes seeking to develop and retain local on-air talent to drive ratings and provide local promotional value for our advertisers. For example, our top-rated morning show hosted by Todd and Tyler at KEZO-FM in Omaha has been on the air with us for nearly 10 years. We have long-term contracts with many of our on-air personalities.

         We base our advertising rates primarily on each station's ability to attract audiences having certain demographic characteristics in the market areas which advertisers want to reach, as well as the number of stations competing in the market. Advertising rates generally are the highest during morning and evening drive-time hours. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

         In an effort to maximize our operating margins, we have implemented a continuing focus on cost reduction. Our cost control strategy includes a centralized management approach to certain functions such as engineering, IT, finance and human resources, in order to generate economies of scale and incorporate best practices. In other areas such as sales and programming, we have adopted a decentralized market-centric approach, which we believe contributes to a differentiated and deep local focus and appeals to our advertisers and listeners.

         We have successfully grown our radio group over the past several years by acquiring stations and aligning them in clusters within a market, in many cases building out the cluster around a lead station. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.


         We currently intend to continue our acquisition program following our cluster strategy in certain existing and new mid-sized growth markets. We have developed a targeted acquisition strategy. We have generally avoided auction processes and have a high rate of success in completing acquisitions we have pursued. We believe that our entrepreneurial employee ownership culture, long history in the business, and


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


reputation in the industry all represent competitive advantages for us in identifying and completing future acquisitions.


         Television Broadcasting

         Based on the November 2002 Nielsen ratings book, we are ranked among the top three stations in terms of station audience rating in all of the six markets in which our television stations operate. As of November 2002, WTMJ-TV, our Milwaukee television station, had the top rated late night local newscast in its Designated Market Area in 43 of the previous 44 ratings periods (based on the percentage of the total potential household audience). In 2002, operating revenue from television operations accounted for 48.8% of our broadcasting operating revenue.

         Our television stations are:

                                                                                                               Total
                                                                               Station        Station        Stations
                                                    Year         Network       Audience       Audience          in
     Station                   Market             Acquired     Affiliation    Rating/(1)/    Share/(1)/     Market/(2)/
-------------------     ---------------------    ----------    -----------    -----------    -----------    -----------
WTMJ-TV                 Milwaukee, WI              1947           NBC             6              15            13
KTNV-TV                 Las Vegas, NV              1979           ABC             3               7            12
WSYM-TV                 Lansing, MI                1984           Fox             2               6             7
KMIR-TV                 Palm Springs, CA           1999           NBC             3              11             9
KIVI-TV                 Boise, ID                  2001           ABC             3              12             7
KSAW-TV/(3)/            Twin Falls, ID             2001           ABC             2               6             6

(1) Ratings equal the percentage of the total potential household audience in the Designated Market Area and shares equal the percentages of the audience in the Designated Market Area actually watching television. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2002 Nielsen ratings book.

(2) Includes all television stations whose city of origin is within the Designated Market Area that meet the minimum reporting standards.

(3)  Low-power television station.

         The affiliation by a station with one of the four major networks (NBC, ABC, CBS and Fox) has a significant impact on the composition of the station's programming, revenue, expenses and operations. The success of our NBC affiliate stations in Milwaukee and Palm Springs is partially attributable to the strong ratings NBC network programming has generated in recent years. Likewise, lower ratings at ABC have contributed to the relative underperformance at our Las Vegas and Boise stations. We believe that both Las Vegas and Boise are markets with attractive demographic and growth profiles and that as a result, there is significant opportunity for growth and operating improvement at these stations. We believe all of our television stations are strong affiliates with good relationships with the respective networks.

         In all of our markets and regardless of network affiliation, we focus on developing leading local news programming and contracting popular syndicated programming with the objective of maximizing our share of advertising spending in a given market. Based on the November 2002 Nielsen ratings book, we had the number one local late evening news program in two of our six markets (based on the percentage of the total potential household audience), including our recent acquisition, KMIR-TV in Palm Springs, California, and WTMJ-TV in Milwaukee.


         We derive the vast majority of our television broadcasting revenue from advertising. Our television advertising revenue and rates in even-numbered years benefit from political, issue, and Olympics-related advertising. NBC has purchased the right to broadcast the Olympics through 2012, and we expect higher operating revenue in these years because the expected increased ratings for our two NBC affiliates will allow them to sell advertising at premium rates.


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

         We intend to pursue additional acquisitions of television stations, particularly stations in mid-sized growth markets with potential for operating improvement. Depending on the outcome of current discussions on deregulation at the FCC, we may seek to add second stations in our existing markets and exploit other potential clustering or cross-ownership opportunities as they arise.

         We have made substantial investments in digital conversion equipment at our stations and are fully compliant with FCC mandates on digital broadcasting. We do not currently anticipate significant additional future capital investment associated with our digital conversion.

         Industry and Competition

         We compete with other radio and television stations, newspapers, cable television, satellite television, direct mail services, billboards, the Internet and, in the future, may also compete with the emerging satellite radio technology for advertising dollars. We believe some of the factors an advertiser considers when choosing an advertising medium include its overall marketing strategy and reaching its targeted audience in the most cost-effective manner. In both radio and television broadcasting, operating revenue is derived primarily from advertising. Ratings, which estimate the number of viewers or listeners tuning in to a given station, highly influence competition in broadcasting because they affect the advertising rates the broadcaster can charge - higher ratings generally mean the broadcaster can charge higher rates for advertising. Advertising rates for both the radio and television broadcast industries are also based upon a variety of other factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic makeup of the market served and the availability of alternative advertising in the market. By having a "cluster" of several stations within one market, we can offer advertisers the opportunity to purchase air time on more than one of our stations in order to reach a broader audience.

         Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Changes in market demographics, the entry of competitive stations or the adoption of competitive formats by existing stations could result in lower ratings, which could in turn reduce advertising revenue. Technology can play an important role in competition as the ratings each station receives also depend upon the strength of the station's signal in each market and, therefore, the number of viewers or listeners who have access to the signal. We continue to invest in the technology needed to maintain, and where possible, strengthen our signals.

         Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (NBC, ABC, CBS and Fox). The second category comprises stations affiliated with newer national networks, such as UPN, WB and Paxson Communications Corporation (or PAX TV). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the operating revenue of a television station because the audience ratings generated by a network's programming can affect the rates at which a station can sell advertising time. Generally, rates for national and local spot advertising sold by us are determined by each station, which receives all of the operating revenue, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time, the popularity of the station's programming and market size.

         Seasonal operating revenue fluctuations are common in the broadcasting industry and are primarily due to fluctuations in advertising expenditures by retailers and automobile manufacturers. Broadcast advertising is typically strongest in the second and fourth quarters of the year. This coincides with increased advertising around certain holidays. The second quarter tends to show an increase in automotive advertising as well as increases in tourism and travel advertising before the summer months. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affects the broadcast industry in general and the operating revenue of individual television and radio stations.

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

Telecommunications

         We conduct our telecommunications business through our subsidiary Norlight Telecommunications, Inc., which provides both wholesale telecommunications services, sometimes referred to as "carrier services," and business-to-business telecommunications services, sometimes referred to as "enterprise services," or "commercial services." We have operated our telecommunications business for more than 30 years, and during this time it has emerged as a premier service provider focused on mid-to smaller-sized cities in the Great Lakes region. Our telecommunications business accounted for 18.6% of our operating revenue and 35.9% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our telecommunications business.


         Throughout the history of our telecommunications business, we have applied a disciplined approach to our cost structure and the investment of capital, consistent with our desire to build and maintain a high quality fiber optic network while earning a substantial return on our investment.


         Our wholesale telecommunications business provides network transmission solutions for other telecommunications carriers, including interexchange (nationwide long distance) carriers, wireless carriers, Internet service providers, incumbent local exchange carriers and competitive local exchange carriers in order to provide voice, video, data and Internet applications for their customers. Our business-to-business service provides integrated voice and data communications solutions, specifically dedicated circuits, frame relay (statistically multiplexed packet data service), ATM (Asynchronous Transfer Mode
- a very high speed transmission technology), Internet access and switched voice services (pay-by-the-minute long distance including domestic, international and calling card services) to small and medium sized businesses in the upper Midwest. Our satellite and video services provide terrestrial and satellite transmission of broadcast quality video signals to broadcast, entertainment and sports industries, educational institutions and businesses.

         The foundation for our telecommunications success has been our customer loyalty focused strategy. Our telecommunications business generally receives high marks for strong brand recognition and for customer satisfaction, with the results of a 2002 survey conducted by Peregrine Marketing Research showing that 86.8% of our enterprise customers are generally very satisfied with our service. This strategy reflects the view that the continued and future success of our telecommunications business is dependent upon reliability and responsiveness to customers. Each customer has its own dedicated account team to manage and design effective telecommunications solutions.

         We refer to the employees of our telecommunications business as the "Guardians of Data." This message is meant as an indication of our commitment to being the provider of choice in providing innovative solutions within the data product category.

         We own and operate 3,794 route miles of fiber optic network connecting Wisconsin, Michigan, Indiana, Minnesota, Illinois, Iowa and Ohio. We also own an additional 669 route miles that are available for future network traffic. The network is designed to carry telecommunications traffic to second and third tier markets (population sizes greater than 50,000) within its footprint. The transport layer of the network uses SONET (Synchronous Optical Network) technology to transport digital signals. The network is configured in a ring physical topology, with multiple fibers providing redundancy. Given this configuration, in the event that an individual fiber strand suffers a catastrophic failure, traffic is automatically re-routed to avoid service interruption. Our network terminates in many smaller cities such as Green Bay, Wisconsin, Battle Creek, Michigan and Rochester, Minnesota, as well as first tier markets. This ability to provide our customers with deeper direct penetration differentiates us from many of our competitors. Pricing to and from these markets has also experienced somewhat less pressure than in the larger cities.

         WorldCom, Inc. and Global Crossing, our largest telecommunications customers, together accounted for 20.1% of our total telecommunications operating revenue in 2002. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002.

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

Both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. However, we continue to provide services to both WorldCom and Global Crossing and receive payments for those services in the ordinary course of business. The loss of the ongoing business of either of these two customers would have a significant and adverse effect on our results of operations.

         Industry and Competition

         Norlight operates in the Inter-exchange Transport Services segment of the telecommunications market. Its competitors consist of multiple large national carriers such as AT&T, WorldCom, Global Crossing and Sprint; regional carriers, such as McLeodUSA Telecommunications, US Signal, TDS Telecom; and local exchange carriers, such as SBC Communications, Verizon and Qwest Communications.

         We believe the recent financial crisis within the telecommunications industry will continue with the resulting effect being a limited availability of capital. Several carriers have ceased their operations or been acquired; however, overcapacity and too many competitors continues to be a significant issue leading to price instability. Our telecommunications business has had the benefit of adequate and timely access to financial resources from us, which has enabled it to expand its network to meet service needs or pursue sales opportunities. We believe our ability to react quickly by executing custom-designed integrated solutions to meet customer requests is a significant point of positive differentiation in the current market. We further believe that the responsive, customer-focused approach of our sales teams and technical staff, coupled with high quality service offerings, is a significant competitive advantage.

Printing Services

         Our printing services business is conducted through our subsidiary IPC Communication Services, Inc. Our printing services business accounted for 12.2% of our operating revenue and 1.8% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our printing services business.

         IPC, which was founded in 1949 and acquired by us in 1992, provides a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. The foundation of our printing business includes printing scientific, medical and technical journals. We generally utilize conventional and electronic pre-press processes, web and sheet-fed printing and complete bindery and finishing in our printing processes. We are also a Microsoft authorized replicator of certificates of authenticity applied to various software products. All of these markets are served through our direct sales force.

         The printing services industry is highly competitive and generally characterized by lower operating margins. As a result, we maintain an aggressive approach to managing costs. We have recently shut down certain unprofitable operations and implemented other cost containment initiatives. In addition, we consistently seek opportunities to grow revenue through existing or new business. For example, we believe there are opportunities for growth in providing printing products and services to OEMs (original equipment manufacturers). We believe our experience in providing these services to the technology marketplace is a competitive advantage, and we intend to leverage that advantage by expanding our services to other OEMs including industrial and consumer products OEMs.

         A large computer hardware OEM accounted for 37.6% of our printing services operating revenue in 2002. The loss of this customer could have a material adverse effect on our results of operations.

         Industry and Competition

         The printing services industry has continued to experience consolidation over the last few years. This trend has resulted in fewer private, independent competitors, creating several competitors that are larger than

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

us in size with broader product offerings. The major competitive factors that impact our printing services business are price and schedule flexibility, customer service and finished products quality, time to market and distribution capabilities.

         We compete with a large number of companies, some of which have greater resources and capacity. In recent years, there has been excess capacity in the printing industry that has increased competition. Rapid technological changes as well as a more global market place, both in terms of supply and demand, have also brought new competitors to the market place. To lessen exposure to larger competitors with greater resources, we focus generally on specialized markets with small- to medium-sized print run requirements where we can achieve market differentiation and gain competitive advantages through knowledge of the market and the ability to offer high quality solutions to customers.

Other

         Our other businesses consist of our label printing business conducted through our subsidiary NorthStar Print Group and our direct marketing services business conducted through our subsidiary PrimeNet Marketing Services. These businesses accounted for 11.8% of our operating revenue and 3.1% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding these businesses.

         Our label printing business has three production facilities in Wisconsin and Michigan's Upper Peninsula and produces glue-applied, in-mold, and pressure sensitive labels for the beverage, automotive products, household chemical and other major industries. Our label printing business is dedicated to providing all of its customers with exceptional performance and flexibility. SAB/Miller Brewing Company accounted for 50.7% of our label printing business' revenue in 2002. In 2002, our label printing business was in the second year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

         Our direct marketing business provides nationwide direct marketing support services to marketers of automotive, retail, publishing, financial and other services. Our direct marketing business is committed to providing innovative data, print and mail solutions that are always on time and right.

Compliance with Environmental Laws

         As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state, and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. However, there can be no assurance that compliance with existing or new environmental laws and regulations will not require us to make future expenditures.

Regulation

         Our businesses are subject to regulation by governmental authorities in the United States and in the various states in which we operate.

         Television and Radio Regulation

         Introduction

         Our television and radio broadcasting operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (which we refer to as the Communications Act). Under authority of the Communications Act, the FCC, among other things, assigns frequency bands for broadcast and other uses; grants permits and licenses to construct and operate television and radio stations for particular frequencies;

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

issues, revokes, modifies and renews radio and television broadcasting licenses; determines the location and power of stations and establishes areas to be served; regulates equipment used by stations; determines whether to approve changes in ownership or control of station licenses; regulates the content of some forms of programming; adopts and implements regulations and policies which directly or indirectly affect the ownership, operations and profitability of broadcasting stations; and has the power to impose penalties for violations of its rules.

         Licensed broadcast stations must pay FCC regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, closed captioning of certain television programming, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. Additionally, the FCC's rules require licensees to create equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts. Television stations are also required to broadcast a minimum of three hours per week of "core" children's educational programming, which must be identified as educational and informational programs over the air at the time they are broadcast, and are required to be identified in the children's programming reports required to be placed quarterly in the stations' public inspection files and filed quarterly with the FCC.

         The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. Failure to observe the provisions of the Communications Act and the FCC's rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the withholding of approval for acquisition of additional broadcast properties.

         Broadcast Licenses/Renewals

         The Communications Act permits the operation of broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The FCC grants broadcast licenses for specified periods of time and, upon application, may renew the licenses for additional terms (ordinarily for the maximum eight years). Generally, the FCC renews broadcast licenses upon a finding that: (i) the broadcast station has served the public interest, convenience and necessity;
(ii) there have been no serious violations by the licensee of the Communications Act or the FCC's rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may renew a broadcast station's license, either with conditions, or without, or it may designate the renewal application for hearing. Although there can be no assurance that our licenses will be renewed, we have not to date had a violation of the FCC's regulations that jeopardized the renewal of our licenses and we are not currently aware of any facts that would prevent their timely renewal.

         Ownership Restrictions

         The Communications Act and FCC rules and policies include a number of limitations regarding the number and reach of broadcasting properties that any person or entity may own, directly or by attribution. FCC approval is also required for transfers of control and assignments of licenses.


         The FCC is required to review biennially the following media ownership rules and to repeal or modify any rules it determines to be no longer in the public interest: the Broadcast-Newspaper Cross-Ownership Rule; the Local Radio Ownership Rule; the Television-Radio Cross-Ownership Rule; the Dual Network Rule; the Local Television Ownership Rule; and the National Television Ownership Rule. In a decision adopted June 2, 2003, the FCC decided to relax many of these rules. The FCC has not yet released the text of the new rules. Accordingly, the summaries set forth below are based on the FCC's news releases and statements of the five FCC Commissioners.


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


         Under the current Broadcast-Newspaper Cross-Ownership Rule, unless grandfathered or subject to waiver, no party may have an attributable interest in both a television station and a daily English-language newspaper in the same market if the television station's Grade B contour encompasses the entire community in which the newspaper is published. Our media operations in Milwaukee were grandfathered under this rule. Under the new rule, a party may have an attributable interest in a television station and a daily English-language newspaper if the television market has more than three television stations.

         Under the Local Radio Ownership Rule, the number of radio stations an entity may own in a given market is dependent upon the size of that radio market. Specifically, in a radio market with 45 or more commercial radio stations, a party may own, operate, or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM). In a radio market with between 30 and 44 commercial radio stations, a party may own, operate, or control up to seven commercial radio stations, not more than four of which are in the same service. In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate, or control up to six commercial radio stations, not more than four of which are in the same service. In a radio market with 14 or fewer commercial radio stations, a party may own, operate, or control up to five commercial radio stations, not more than three of which are in the same service, except that a party may not own, operate, or control more than 50% of the stations in such market. This rule was retained by the FCC, except that the definition of "radio market" is no longer based on technical service areas of the combined stations, but on the radio market to which the Arbitron ratings service assigns the affected radio stations.

         The current Television-Radio Cross-Ownership Rule generally allows common ownership of one or two television stations and up to six radio stations in any market where at least 20 independent voices would remain post-combination; two television stations and up to four radio stations in a market where at least 10 independent voices would remain post-combination; and one television and one radio station notwithstanding the number of independent voices in the market. A "voice" generally includes independently owned, same-market, commercial and noncommercial broadcast television and radio stations, newspapers of certain circulation, and a cable system of sufficient size. Waivers of the radio/television cross-ownership rule are available only where the station being acquired is "failed" (i.e., off the air for at least four months or involved in court-supervised involuntary bankruptcy or insolvency proceedings). A buyer seeking such a waiver must also demonstrate, in most cases, that it is the only buyer ready, willing, and able to operate the station, and that sale to an out-of-market buyer would result in an artificially depressed price. Under the new rules, cross-ownership of television stations and radio stations is not limited in television markets with nine or more television stations. In television markets with between four and eight television stations, the rules permit any one of the following combinations: (i) one daily newspaper, one television station and up to half the radio station limit in the market under the local radio ownership rules; (ii) one daily newspaper and up to the radio station limit in that market; or (iii) one television station and up to the radio station limit in that market. The new rules do not permit common ownership of radio stations, television stations and newspapers in markets with three or fewer television stations. The text of the FCC's decision also will reportedly announce relaxed waiver standards.

         The Dual Network Rule permits a television broadcast station to affiliate with a network that maintains more than one broadcast network, unless the dual or multiple networks are composed of a combination between ABC, CBS, Fox, or NBC. This rule was retained by the FCC in its June 2, 2003 decision.

         Under the current Local Television Ownership Rule, absent a waiver, an individual (or entity) may not have attributable interests in more than one television station in a market, unless the market will have at least eight independent television voices after the combination and at least one of the stations is not one of the top-four-rated stations in the television market or unless the stations' Grade B contours do not overlap. Under the new rule, common ownership of up to three television stations is permitted in markets with 18 or more television stations. Common ownership of up to two television stations is permitted in television markets with between five and 17 television stations. Ownership of just one television station is permitted in television


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


markets with fewer than five television stations. The new rules do not permit combinations of two or more of the top-four-rated television stations in any markets.

         Under the National Television Ownership Rule, any entity is prohibited from controlling television stations the combined audience reach of which exceeds 35% of the television households in the United States (the number of households served by UHF stations is discounted by 50% for the purposes of this calculation). Under the new rule, the aggregate audience reach is increased from 35% to 45%.


         Digital Television

         The FCC has approved technical standards and channel assignments for digital television ("DTV") service. DTV will permit broadcasters to transmit video images with higher resolution than existing analog signals and broadcast in multiple streams with various programs on one channel. The U.S. Congress and the FCC have directed all U.S. television stations to transition from analog to digital format, which will (i) enable stations to transmit high-definition television (or several channels of standard definition television) and data, and
(ii) reduce the amount of spectrum needed for broadcast television to the spectrum located between what are now television channels 2 through 51 (called the "core spectrum"). Operators of full-power television stations have each been assigned a second channel for DTV while they continue analog broadcasts on the original channel.

         During the digital television transition period, all established television stations have been allocated a separate 6-megahertz channel on which to conduct digital operations. Beginning in April 2003, every station must simulcast at least half of its analog programming in a digital format on its digital channel, with the simulcast percentage increasing to 100% by April 2005.

         To the extent a station has "excess" digital capacity (i.e., digital capacity not used to transmit a single free, over-the-air video program), it may elect to use that capacity in any manner consistent with FCC technical requirements, including data transmission, interactive or subscription video services, or paging and information services. If a station uses its digital capacity for such "ancillary or supplementary" services, it must pay the FCC 5% of the gross revenues realized from such "feeable" services.

         The transition to DTV is to occur, if not delayed pursuant to statute, by December 31, 2006. The FCC is required to reclaim the non-core spectrum from broadcasters unless certain conditions are met, including that digital-to-analog be generally available and that at least 85% of TV households in a given market have access to digital broadcast signals either over-the-air or through cable or satellite. At the end of the transition period, broadcasters will be required to return one of the two channels to the FCC and broadcast exclusively in digital format.

         The effect digital broadcasting will have on us remains to be seen. Like other television broadcasters, we have made substantial capital investments for digital equipment in order to meet the FCC's mandates. The opportunities provided by digital broadcasting are all in the formation stages. In November 2000, WTMJ-TV became the first commercial television station in Milwaukee to broadcast digitally on WTMJ-DT. We have completed and paid for the installation of High Definition transmission in facilities at each of our television stations and each station is broadcasting in High Definition in accordance with standards set forth by the FCC.

         Relationship With Cable/Satellite

         A number of provisions of the Communications Act and FCC regulations regulate aspects of the relationship between broadcast television and subscriber services such as cable and satellite. The rules generally provide certain protections for broadcast stations, for whom cable and satellite services are both an important distribution channel and a provider of competing television channels.

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

         To ensure that every local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every full-power television broadcast station to require that all local cable systems transmit that station's analog programming to their subscribers within the station's market (the so-called "must-carry" rule). Alternatively, a station can elect to forego its must-carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system -- "retransmission consent." A station electing retransmission consent assumes the risk that it will not be able to strike a deal with the cable operator and will not be carried. A station has the opportunity to elect must-carry or retransmission consent every three years. A station that fails to notify a cable system of its election is presumed to have elected must-carry.

         A similar arrangement governs carriage of local broadcast channels by satellite television. A satellite provider is not required to transmit the signal of any television station to its subscribers in that station's market. However, as of January 1, 2002, if a satellite provider chooses to provide even one local station to its subscribers in a defined market area, the provider also must transmit locally every other station in that market that elects must-carry status. (As with cable, stations may opt to pursue retransmission consent agreements.) A local television station that fails to make any election is deemed to have elected retransmission consent and is not guaranteed carriage. A satellite provider need not carry a station on any particular channel, but all channels from the same market must be contiguous. The first carriage election applies until December 31, 2005. After this initial term, all successive periods will be three years long, consistent with cable must-carry periods.

         Telecommunications

         Federal

         The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as incumbent local exchange carriers ("ILECs") that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as Norlight. The FCC permits these nondominant carriers to provide domestic interstate services (including long distance and local access services) without prior authorization; but it requires carriers to receive an authorization to provide or resell international telecommunications services, between the United States and international points and to publish rates and terms of service. We have obtained FCC authorization to provide international services on a facilities and resale basis. On February 20, 2003, the FCC adopted new rules in its Triennial Review proceeding concerning the obligation of incumbent local exchange carriers under the Telecommunications Act of 1996 ("the 1996 Act") to make unbundled elements of their networks available to new local entrants like Norlight. The FCC has not yet issued the text of that decision or any underlying rules that the FCC may have adopted. Based on a public news release issued by the FCC, it appears that the FCC will, among other matters, give individual state regulators a larger role in determining whether, and to what extent the ILECs should be required to provide a platform of unbundled elements ("UNE-P") to competitors at rates based on an incremental costing methodology known as TELRIC. The FCC order will also restrict the extent to which competitive service providers will be able to acquire the DSL spectrum on local loops from the ILECs at TELRIC-based rates (or at all). Because the FCC has yet to release the text of its decision, we have not been able to fully assess what impact, if any, they will have on our telecommunications operations.

         The 1996 Act contains special provisions that modify previous court decrees that prevented the Bell Operating Companies ("BOCs") from providing long distance services. These provisions permit a BOC to enter the long distance market in its traditional service region if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that, in each state for which it seeks long distance authority, the BOC has entered into interconnection agreements with new local entrants that satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the BOC's entry into long distance markets is in the public interest. To date, the FCC has approved BOC petitions to provide in-region long distance service in every state except Arizona, Illinois, Indiana, Michigan, Minnesota, Ohio and Wisconsin. An application by Qwest is pending in Minnesota. The FCC has to date treated Internet service

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

providers ("ISPs") as information service providers, which are exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to a universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to our provision of Internet access services. We cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on our Internet business, nor can we predict the impact that future regulation will have on our operations.

         On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the 1996 Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of "telecommunications" or "telecommunications service" and is, therefore, subject to universal service contributions. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution by a facilities based ISP would be related to the ISP's provision of the underlying telecommunications services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone Internet Protocol telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone Internet Protocol telephony appear to have similar functionality to non-Internet Protocol telecommunications services and lack the characteristics that would render them information services.

         On October 18, 2002, AT&T Corporation filed a petition for declaratory ruling with the FCC with respect to phone-to-phone Internet Protocol telephony. The petition requested that the FCC affirm that such services are exempt from the access charges applicable to circuit switched interexchange calls and that it is lawful to provide such service through local end user services. Comments were filed with the FCC in response to the AT&T petition, and it is unclear when the FCC might rule on the question presented. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of Internet access and related Internet Protocol-based voice, telephony and backbone services. The Communications Act requires that providers of common carrier telecommunications service contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC. The FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors' interstate and international revenues derived from U.S. domestic end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. Pursuant to federal regulations, we pay these contributions and recover the cost through a surcharge to our retail customers. The amount of our contributions varies each quarter based upon the total amount of federal universal service support being provided under the FCC's federal mechanisms and associated administrative expenses, the methodology used by the FCC to calculate each carrier's contributions, and the proportion of our assessable revenues derived from domestic end users for non-common carrier telecommunications or common carrier telecommunications services to, for all contributors, the total amount of assessable revenues derived from domestic end users for telecommunications or telecommunications services. The extent to which our services are viewed as non-common carrier telecommunications or common carrier telecommunications services or as unregulated information services will also affect our contributions.

         On December 13, 2002, the FCC adopted a Report and Order modifying the current method of carrier contributions to the universal service fund to impose universal service contributions on the basis of projected, collected end-user interstate revenues. This revised methodology is intended to operate as an interim solution only, subject to further revision following the comments in response to the Commission's Second Further Notice of Proposed Rulemaking included in this Order. The interim changes adopted by the FCC will not have a material impact on the amount of our contributions. In the Second Further Notice, the FCC seeks comment on how to further reform the manner in which the FCC assesses carrier contributions to the universal service

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

fund. We are unable to predict the changes, if any, the FCC will adopt and the cumulative effect of any such changes on our total universal service contribution payments.

         In 1999, the FCC strengthened its existing collocation rules to encourage competitive deployment of high-speed data services. The order, among other things, restricted the ability of ILECs to prevent certain types of equipment from being collocated and required ILECs to offer alternative collocation arrangements that will be less costly. Early in 2000, the D.C. Circuit struck down several aspects of the collocation order and remanded it back to the FCC for further consideration. In response to the remand, the FCC released an order in August 2001. In that order, the FCC found that multifunctional equipment could be collocated only if the primary purpose and function of the equipment is for the CLEC to obtain "equal in quality" interconnection or nondiscriminatory access to UNEs. The FCC also eliminated its rules that gave new local entrants the option of picking their physical collocation space. Following this remand order, several ILECs filed petitions for review with the D.C. Circuit. In June 2002, the D.C. Circuit issued its decision in Verizon Telephone Companies v. FCC upholding the FCC's collocation rules in their entirety and denying the ILEC petitions for review.

         In 2001 and 2002, the FCC initiated several proceedings that may have an effect on how the FCC regulates local competition and broadband services as well as how it assesses universal service contribution requirements. Because the FCC has not released orders adopting new regulations governing these issues, we are unable to assess the potential effect at this time.

         State

         The 1996 Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the 1996 Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services will be introduced.

         State regulatory agencies have jurisdiction when Company facilities and services are used to provide intrastate telecommunications services. A portion of our traffic may be classified as intrastate telecommunications and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We are currently authorized to provide interexchange telecommunications services in all states and jurisdictions where our telecommunications business is operating.

         We are currently pursuing a strategy intended to provide additional local service alternatives to our customers. Using means such as interconnection agreements or collocation arrangements, we intend to secure improved service levels at a reduced cost for the "last mile" of service connection. To facilitate obtaining this path from our point-of-presence to the local exchange authority central office (the last mile), we are in the process of securing local exchange authority in a number of states in which we conduct business. We have approved interconnection agreements with SBC in Wisconsin, Michigan, Illinois, Indiana and Ohio, and with Qwest in Minnesota, and will be required to obtain and maintain interconnection agreements with other ILECs where we wish to provide local service or otherwise utilize unbundled elements of resale.

         Local

         Our networks will be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city-by-city, county-by-county and state-by-state basis. To install our own fiber optic transmission facilities, we will need to obtain rights-of-way over privately and publicly owned land.

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

Rights-of-way that are not already secured may not be available to us on economically reasonable or advantageous terms.

Employees


       As of March 23, 2003, we and our subsidiaries had approximately 4,200 full-time and 1,800 part-time employees compared to approximately 4,400 full-time and 1,800 part-time employees at March 24, 2002. The decrease in the number of employees is a result of workforce reduction programs, business divestitures, and attrition. Currently, there are 13 bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Ten of our thirteen agreements will expire within the next two years.


Properties

       Our corporate headquarters are located in Milwaukee, Wisconsin. We believe all of our properties are well maintained, are in good condition, and suitable for present operations. There are no material encumbrances on any of our properties or equipment. The following are the principal properties operated by us and our subsidiaries in which the approximate areas are reported in square feet, as of December 31, 2002:

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
                                                                                          Owned            Leased
                                                                                          -----            ------
Publishing
Printing plants, newsrooms, offices, warehouses and a garage located in:
     Milwaukee, WI /(1)/ .......................................................        596,000           155,000
     West Milwaukee, WI /(2)/ ..................................................        449,000                 -
     Cedarburg, WI .............................................................         16,000                 -
     Waukesha, WI ..............................................................              -            35,000
     Wauwatosa, WI .............................................................         20,000                 -
     Sturtevant, WI ............................................................              -            11,000
     New Berlin, WI ............................................................         15,000             8,000
     Madison, WI ...............................................................              -            10,000
     Waupaca, WI /(3)/ .........................................................         58,000                 -
     Hartland, WI ..............................................................         58,000                 -
     Appleton, WI ..............................................................              -             5,000
     Mukwonago, WI .............................................................              -             6,000
     Elkhorn, WI ...............................................................              -             5,000
     Waterford, WI .............................................................              -             7,000
     Oconomowoc, WI ............................................................              -             8,000
     West Bend, WI .............................................................          7,000                 -
     Hartford, WI ..............................................................          7,000                 -
     New London, WI ............................................................          6,000                 -
     Rhinelander, WI ...........................................................          9,000                 -
     Fond du Lac, Sheboygan, Beaver Dam, Johnson Creek, Germantown
         Muskego, Port Washington, Whitewater, Jefferson, Marshfield,
         Merrill, Oshkosh, Seymour, Stevens Point, Menomonee Falls,
         Wausau, and Wisconsin Rapids, WI ......................................         10,000            33,000
     Shelton, CT ...............................................................              -             7,000
     Trumbull, CT ..............................................................         86,000                 -
     Venice, Orange Park, Jacksonville, Sarasota and Ponte Vedra, FL ...........              -            14,000
     Baton Rouge and Kenner, LA ................................................              -            28,000
     New Orleans, LA ...........................................................         10,000            53,000
     Dalton and Lee, MA ........................................................              -             3,000
     Carroll, OH ...............................................................         37,000                 -
     Cambridge, Chilicothe, Circleville, Coshocton, Jackson, Logan,
         New Lexington, Newark, Waverly and Zanesville OH ......................              -            17,000
     Bennington and Manchester Village, VT .....................................              -            13,000

                                                                                          Owned            Leased
                                                                                          -----            ------
Broadcasting
Offices, studios and transmitter and tower sites located in:
     Milwaukee, WI /(3)/ .......................................................        109,000                 -
     Las Vegas, NV .............................................................         22,000                 -
     Lansing, MI ...............................................................          2,000            13,000
     Palm Springs, CA ..........................................................         19,000             1,000
     Omaha, NE .................................................................          3,000            25,000
     Tucson, AZ ................................................................          1,000             9,000
     Knoxville, TN .............................................................         25,000                 -
     Boise, ID .................................................................         49,000            14,000
     Wichita, KS /(4)/ .........................................................         23,000             6,000
     Springfield, MO ...........................................................          2,000             9,000
     Tulsa, OK .................................................................         22,000             1,000

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

Telecommunications
Offices and satellite antennae located in:
     Brookfield, WI /(3)/ ......................................................              -            51,000
     Green Bay, WI .............................................................              -             3,000
     Madison, WI ...............................................................              -             2,000
     Afton, WI .................................................................          4,000                 -
     Skokie, IL ................................................................              -             6,000
     Chicago, IL ...............................................................          6,000                 -
     Buffalo Grove, IL .........................................................          3,000                 -
     Grand Rapids, MI ..........................................................          2,000                 -
     Lansing, MI ...............................................................              -             2,000
     Indianapolis, IN ..........................................................              -             2,000
     St. Paul, MN ..............................................................              -             3,000

Printing services
Offices, printing plants and warehouses located in:
     St. Joseph, MI /(3)/ ......................................................              -           333,000
     Lebanon, TN ...............................................................              -            11,000
     Austin, TX ................................................................              -            11,000
     Foothill Ranch, CA /(5)/ ..................................................              -           201,000
     San Jose, CA /(6)/ ........................................................              -           368,000
     Fremont, CA /(6)/ .........................................................              -           253,000

Label printing
Offices, printing plants and warehouses located in:
     Norway, MI ................................................................        108,000             4,000
     Watertown, WI /(3)/ .......................................................         63,000            22,000
     Green Bay, WI .............................................................         40,000                 -
     Milwaukee, WI /(7)/ .......................................................        128,000                 -

Direct marketing services
Offices, plants and warehouses located in:
     St. Paul, MN /(3)/ ........................................................              -            87,000
     Clearwater, FL ............................................................              -            32,000
     Milwaukee, WI .............................................................              -            23,000

(1) Includes our corporate headquarters and the Milwaukee Journal Sentinel's business and editorial offices and printing operations.
(2) New production facility housing printing, packaging, inserting, recycling and transportation operations of the Milwaukee Journal Sentinel.
(3)    Includes our business operations headquarters office.
(4)    Includes 4,700 square feet not in use.
(5) 138,000 square feet is sublet to third parties (pursuant to subleases expiring June 2005) and 63,000 square feet is not in use.
(6) Property is sublet to third parties (pursuant to subleases that begin to expire December 2003).
(7)    Property is currently not in use and held for sale.

Legal Proceedings

       We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

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

       Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

       Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

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

                                   MANAGEMENT

Directors

       Steven J. Smith is currently the sole director of New Journal. Prior to the completion of this offering, we expect to restructure our board of directors as we discuss below under "Management--Directors--Composition of Our Board of Directors."


       The following table sets forth the current directors of Old Journal, their ages and their principal occupations as of June 1, 2003. Persons listed as officers of Old Journal serve in their current capacities with both Old Journal and New Journal.



        Name                       Age                             Principal Occupation
-----------------------------    ------    ----------------------------------------------------------------------------
Steven J. Smith .............      53       Chairman of the Board & Chief Executive Officer
Douglas G. Kiel .............      54       President
Paul M. Bonaiuto ............      52       Executive Vice President & Chief Financial Officer
James J. Ditter .............      41       Vice President; President, Norlight Telecommunications, Inc.
David J. Drury ..............      54       President and Chief Executive Officer, Poblocki & Sons LLC
James L. Forbes .............      70       Chairman, Badger Meter, Inc., Milwaukee, WI
Cynthia L. Gault ............      48       Account Executive, WTMJ-TV
Mary Hill Leahy .............      48       Senior Vice President & General Counsel
Roger D. Peirce .............      65       Consultant
David D. Reszel .............      51       Advertising Special Sections Manager, Journal Sentinel Inc.
Keith K. Spore ..............      60       Senior Vice President; President & Publisher, Journal Sentinel Inc.
Mary Ellen Stanek ...........      47       Managing Director and Chief Investment Officer, Baird Advisors, Robert W.
                                            Baird & Co., Incorporated
Karen O. Trickle ............      46       Vice President and Treasurer


       Steven J. Smith is Chairman of the Board and Chief Executive Officer. Mr. Smith was elected Chief Executive Officer of Old Journal in March 1998 and Chairman in December 1998. Mr. Smith was President of Old Journal from September 1992 to December 1998. Mr. Smith is a member of the Executive Committee, and has been a director since 1987.

       Douglas G. Kiel is President. Mr. Kiel was elected President of Old Journal in December 1998. In addition, Mr. Kiel has been the Chief Executive Officer of Journal Broadcast Group since December 2001. He was Old Journal's Executive Vice President between June 1997 and December 1998 and President of Journal Broadcast Group from June 1992 to December 1998. He has been a director since 1991.

       Paul M. Bonaiuto is Executive Vice President and Chief Financial Officer. Mr. Bonaiuto was elected Executive Vice President in June 1997 and Chief Financial Officer in January 1996. Mr. Bonaiuto was Senior Vice President of Old Journal between March 1996 and June 1997. Mr. Bonaiuto has been a director since 1993.

       James J. Ditter is a Vice President. Mr. Ditter was elected Vice President of Old Journal in September 1995. In addition, Mr. Ditter has been President of Norlight Telecommunications since September 1995. Mr. Ditter is a member of the Human Resources Committee, and has been a director since 1995.

       David J. Drury is the President, CEO and majority owner of Poblocki & Sons LLC since July 1999. Poblocki & Sons LLC is a privately-held exterior and interior sign systems company located in West Allis, Wisconsin. He is a certified public accountant, a former partner of Price Waterhouse and served as a business consultant in 1997-1999. He is a director and a member of the audit committees at both St. Francis Capital Corporation and Plexus Corp. Mr. Drury has been a director since 2002.

     James L. Forbes is the non-employee Chairman of Badger Meter, Inc., Milwaukee. Mr. Forbes served as Chief Executive Officer of Badger Meter from 1987 to 2002. Mr. Forbes was President of Badger Meter from 1982 to 1999 and 2000 to 2001. Badger Meter is a marketer and manufacturer of flow management and control products. Mr. Forbes is also a director of Badger Meter and Cobalt Corporation. He is a member of the Executive Committee and the Compensation/Management Review Committee, is the chair of the Audit Committee, and has been a director since 1996.

     Cynthia L. Gault has served as Account Executive for WTMJ-TV, one of Old Journal's television stations, since November 1998. Previously, Ms. Gault was a broadcast Account Executive, Marketing Director and Media Consultant before taking a seven-year family leave. Ms. Gault was elected to the 58/th/ and 59/th/ terms of the Unitholder Council (2000-2002) and to Old Journal's board of directors during the 59/th/ term (2001-2002). Ms. Gault is a member of the Executive Committee, and has been a director since 2001.


     Mary Hill Leahy is Senior Vice President and General Counsel. She was elected Senior Vice President and General Counsel in May 2003. Prior thereto, she served as Vice President and General Counsel-Business Services of Old Journal since July 2001. Ms. Leahy was General Counsel Americas, GE Medical Systems, a developer and manufacturer of medical diagnostic equipment, from January 1999 to July 2001; Counsel for Products and Distribution, GE Medical Systems from June 1997 to January 1999; and Consulting Attorney for Miller Brewing Company from 1995 to 1997. Ms. Leahy is a member of the Human Resources Committee, and has been a director since 2002.


     Roger D. Peirce has been a corporate consultant since his retirement as the Vice Chairman and Chief Executive Officer of Super Steel Products Corp., Milwaukee in January 1994. Between March 1995 and May 1996, Mr. Peirce was President and Chief Executive Officer of Valuation Research Corporation, Milwaukee. He has been a director of Brady Corporation, Milwaukee, since 1988. Mr. Peirce is a member of the Executive Committee and the Audit Committee, is the acting chair of the Compensation/Management Review Committee, and has been a director since 1996.

     David D. Reszel has served as Advertising Special Sections Manager for Journal Sentinel since June 1999. Has been employed in the Advertising Department for Journal Sentinel Inc. since 1978 and was Area Manager, Display Advertising, from 1992 to 1999. Mr. Reszel was elected to the 56/th/ and 57/th/ terms of the Unitholder Council (1998-2000). During the term of the 57/th/ Unitholder Council (1999-2000), Mr. Reszel was elected chairperson and a member of Old Journal's board of directors. Mr. Reszel was re-elected a director in 2002.

     Keith K. Spore is Senior Vice President. Mr. Spore was elected Senior Vice President of Old Journal in September 1995. In addition, Mr. Spore has been President of Journal Sentinel since July 1995 and Publisher of the Milwaukee Journal Sentinel since June 1996. Mr. Spore has been a director since 1995.

     Mary Ellen Stanek has served as Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co., Incorporated, since March 2000. Previously, Ms. Stanek was President and Chief Executive Officer (November 1998 to February 2000) and President and Chief Operating Officer (March 1994 to November 1998) of Firstar Investment Research & Management Company, LLC, Milwaukee. Ms. Stanek is a director of Aurora Health Care System, Inc., and the West Bend Mutual Insurance Company. Journal Communications retained Robert W. Baird & Co., Incorporated to provide financial advisory services in 2002 and 2003. Ms. Stanek is a member of the Executive Committee and chair of the Human Resources Committee, and has been a director since 2002.

     Karen O. Trickle is Vice President and Treasurer. Ms. Trickle was elected Treasurer in December 1996 and Vice President in March 1999. Previously, she was Assistant Treasurer (International) for

Harnischfeger Industries, Inc., a manufacturer of surface and underground mining equipment and pulp and papermaking machinery from 1994 to 1996. She has been a director 1999.

     Composition of Our Board of Directors

     We currently have one director. Prior to the closing of this offering, we intend to appoint an additional seven directors. Pursuant to an agreement we entered into with the Grant family shareholders that we describe under "Certain Relationships and Related Transactions," the Grant family shareholders have the right to nominate one director to our board of directors (or, if our board of directors is comprised of more than 11 directors, then they have the right to nominate two directors), in either case to be included in our slate of nominees for director, beginning with the first annual meeting of shareholders following this offering. Pursuant to our articles of incorporation and bylaws, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires.

     We anticipate the classes will be comprised as follows:

     .        Class I directors. Douglas G. Kiel, David D. Reszel and Cynthia
          L. Gault will be Class I directors whose terms will expire at the 2004 annual meeting of shareholders;

     .        Class II directors. Steven J. Smith, Mary Ellen Stanek and James
          L. Forbes and will be Class II directors whose terms will expire at the 2005 annual meeting of shareholders; and

     .        Class III directors. Roger D. Peirce and David J. Drury will be
          Class III directors whose terms will expire at the 2006 annual meeting of shareholders.

     Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

     Committees of Our Board of Directors


     Our board of directors intends to establish an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Human Resources Committee. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will have a charter which we will post on our website; these charters will not be part of this prospectus. We anticipate the committees will be comprised as follows:


     .        Executive Committee. Steven J. Smith (chair), James L. Forbes,
          Roger D. Peirce, Mary Ellen Stanek and David J. Drury will serve on the Executive Committee.

     .        Audit Committee. James L. Forbes (chair), Roger D. Peirce and
          David J. Drury will serve on the Audit Committee.

     .        Compensation Committee. Roger D. Peirce (chair), James L. Forbes and David J. Drury will serve on the Compensation Committee.


     .        Nominating and Corporate Governance Committee. James L. Forbes
          (chair), Roger D. Peirce and David J. Drury will serve on the Nominating and Corporate Governance Committee.

     .         Human Resources Committee. Mary Ellen Stanek (char), Douglas G.
          Kiel, David D. Reszel and Cynthia L. Gault will serve on the Human Resources Committee.

     Director Compensation


     We will establish compensation policies for our directors prior to the closing of this offering. Old Journal pays its directors (except those who are also employees or employees of one of its subsidiaries) an annual retainer fee of $17,500 a year plus $1,500 for each board or committee meeting. In 2002, Mr. Forbes earned $44,250, Mr. Peirce earned $41,750 and Ms. Stanek earned $18,750. Of the 15 persons who served as directors in 2002, 10 were employees and five were not.


     Compensation Committee Interlocks and Insider Participation

     Mr. Smith, Chairman and Chief Executive Officer of Old Journal, has served as a director of Badger Meter since February 2000. Mr. Forbes is the non-employee chairman of Badger Meter and serves as a director of Old Journal and is a member of the Compensation, Executive and Audit committees of Old Journal's board of directors.

Executive Officers


     The following table sets forth the names, ages and positions of our executive officers as of June 1, 2003. Our executive officers serve in their current capacities with both Old Journal and New Journal.



Name                              Age                                  Position
----------------------------    -------    --------------------------------------------------------------------
Steven J. Smith/(1)/              53       Chairman of the Board, Chief Executive Officer and Director
Douglas G. Kiel/(1)/              54       President and Director
Paul M. Bonaiuto/(1)/             52       Executive Vice President, Chief Financial Officer and Director
Anne M. Bauer                     38       Vice President and Controller
James J. Ditter/(1)/              41       Vice President and Director
Robert M. Dye                     55       Vice President of Corporate Affairs
Carl D. Gardner                   46       Vice President
Richard J. Gasper                 59       Vice President
Daniel L. Harmsen                 47       Vice President of Human Resources
Mark J. Keefe                     43       Vice President
Kenneth L. Kozminski              37       Vice President
Paul E. Kritzer                   60       Vice President, Secretary and General Counsel-Media
Mary Hill Leahy/(1)/              48       Senior Vice President and General Counsel and Director
Scott H. McElhaney                46       Vice President
James P. Prather                  45       Vice President
Keith K. Spore/(1)/               60       Senior Vice President and Director
Mary Alice Tierney                52       Vice President of Corporate Communications
Karen O. Trickle/(1)/             46       Vice President, Treasurer and Director


____________
/(1)/ Messrs. Smith, Kiel, Bonauito, Ditter and Spore, Ms. Leahy and Ms. Trickle are directors of Old Journal as well as executive officers; you can find certain biographical information about them in "Management - Directors" above.

     Anne M. Bauer is a Vice President and Controller. Ms. Bauer was elected Vice President and Controller in June 2000. She was Controller from January 1999 to June 2000 and Assistant Controller from January 1995 to January 1999.

     Robert M. Dye is Vice President of Corporate Affairs. Mr. Dye was elected Vice President of Corporate Affairs of Old Journal in June 2000. Mr. Dye was Vice President of Corporate Communications from March 1990 to June 2000.

     Carl D. Gardner is a Vice President. Mr. Gardner was elected Vice President of Old Journal in June 1999. In addition, Mr. Gardner has been the President-Radio, Journal Broadcast Group since December 1998. He was the Executive Vice President - Radio, Journal Broadcast Group from July 1997 to December 1998; the Executive Vice President - Radio and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from January 1995 to July 1997; and the Vice President and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from August 1991 to January 1995.

     Richard J. Gasper is a Vice President. Mr. Gasper was elected Vice President in June 1996. In addition, Mr. Gasper has been the President of NorthStar Print Group since January 1996.

     Daniel L. Harmsen is Vice President of Human Resources. Mr. Harmsen was elected Vice President of Human Resources in March 1996.

     Mark J. Keefe is a Vice President. Mr. Keefe was elected Vice President in March 1996. Mr. Keefe has also been President of PrimeNet Marketing Services since October 1995.

     Kenneth L. Kozminski is a Vice President. Mr. Kozminski was elected Vice President in December 1999. In addition, Mr. Kozminski has been President of IPC Communication Services since July 1999. He was Vice President and General Manager of Eastern Region-IPC Communication Services from July 1998 to July 1999; Vice President of Operations of IPC Communication Services from May 1998 to July 1998; General Manager of IPC Communication Services Europe, a subsidiary of IPC Communication Services from February 1997 to May 1998; and Director of Print Operations of IPC Communication Services from February 1995 to February 1997.

     Paul E. Kritzer is Vice President, Secretary and General Counsel-Media. Mr. Kritzer was elected Vice President and General Counsel-Media in July 2001 and Secretary in September 1992. In addition, Mr. Kritzer was Vice President-Legal from June 1990 to July 2001.

     Scott H. McElhaney is a Vice President. He was elected Vice President in December 2002. In addition, Mr. McElhaney has been President of Add, Inc. since November 2002. He was General Manager and Publisher of our CNI newspapers group from May 2001 through November 2002. Mr. McElhaney was Executive Vice President and Chief Operating Officer of Fancy Publications, a national specialty publications company, from January 1998 to February 2001.

     James P. Prather is a Vice President. Mr. Prather was elected Vice President in March 1999. In addition, Mr. Prather has been President-Television, Journal Broadcast Group since December 1998 and General Manager of WTMJ-TV since 1995. He was Executive Vice President-Television, Journal Broadcast Group from December 1997 to December 1998.

     Mary Alice Tierney is Vice President of Corporate Communications. Ms. Tierney was elected Vice President of Corporate Communications in June 2000. Ms. Tierney was Communications and Corporate Affairs Manager from August 1999 to June 2000; Corporate Affairs Manager from March 1999 to August 1999; and Vice President of Communications and Community Affairs for Journal Broadcast Group Inc from June 1994 to August 1999.

Executive Compensation

       We have not paid our executive officers any compensation since New Journal was formed in May 2003. The following table sets forth the 2002 compensation for our chief executive officer and the four other highest-paid executive officers (whom we refer to collectively as our named executive officers), as well as the total compensation paid to each individual for the last three fiscal years, in their capacities as officers of Old Journal:

                           Summary Compensation Table

                                                                                               Long Term
                                                               Annual Compensation           Compensation
                                                        --------------------------------    ----------------
                                                                              Bonus            Long-term
                                                                             (Annual           Incentive
 Name and Principal Position at                                              Incentive         Payments           All Other
         December 31, 2002                    Year          Salary           Comp.)/(1)/        (LTIP)            Comp./(2)/
------------------------------------       ---------    ---------------    -------------    ----------------    ------------
Steven J. Smith ........................      2002          $575,000         $297,666          $       0           $4,130
Chairman of the Board and Chief               2001           573,077           86,250            222,655            4,236
     Executive Officer                        2000           545,385           82,500            412,472            4,680

Douglas G. Kiel ........................      2002          $415,000         $194,705          $       0           $4,130
President                                     2001           413,077           58,100            120,461            4,236
                                              2000           387,692           49,823            199,067            4,680

Paul M. Bonaiuto .......................      2002          $340,000         $144,889          $       0           $4,130
Executive Vice President and Chief            2001           338,461           40,800             86,324            4,236
     Financial Officer                        2000           317,692           38,400            176,938            4,680

Keith K. Spore .........................      2002          $336,923         $111,223          $       0           $5,430
Vice President; President and                 2001           329,000           28,875             27,386            4,680
     Publisher, Journal Sentinel,             2000           315,923           28,530             58,046            4,680
     Inc.

Carl D. Gardner ........................      2002          $280,308          $91,308          $       0           $5,430
Vice President; President-Radio,              2001           271,077           20,422             22,399            4,680
     Journal Broadcast Group, Inc.            2000           258,846           17,334                  0            4,680

--------------------------------
(1) Bonus amounts indicated were paid pursuant to our Management Annual Incentive Plan.
(2) All of the five highest-compensated officers were participants in the Journal Communications, Inc. Investment Savings Plan (a 401(k) plan). Employer contributions to the plan and to the cafeteria benefits plan on behalf of these officers represent all of the compensation in the "All Other Compensation" column in the summary compensation table above.

Long-Term Incentive Plan

             Long Term Incentive Plans - Awards in Last Fiscal Year

                                  Performance or other
                                      Period Until
                                      Maturation or          Estimated Future Payouts under Non-Stock Price-Based Plans
                                                            --------------------------------------------------------------
          Participant                    Payout                   Threshold               Target              Maximum
-----------------------------     ----------------------    ---------------------    -----------------    ----------------
Steven J. Smith                         2003-2005                 $ 126,500              $ 506,000           $ 759,000
Douglas G. Kiel                         2003-2005                    68,475                273,000             410,850
Paul M. Bonaiuto                        2003-2005                    49,300                197,200             295,800
Keith K. Spore                          2003-2005                    38,813                155,250             232,875
Carl D. Gardner                         2003-2005                    31,280                125,120             187,680

       The compensation/management review committee maintains a management long-term incentive plan to motivate and drive management behavior to achieve results that will enhance the unitholders' and shareholders' investment over the long term. The participants in this plan are the chairman/CEO, president, executive vice president and the presidents of the subsidiaries. Corporate executives are rewarded entirely on Old Journal's performance while subsidiary presidents are rewarded 60% on subsidiary performance and 40% on corporate performance. Payment amounts for the management long-term incentive plan for fiscal 2002 are listed in the summary compensation table above.

       The table above shows the threshold, target and maximum awards that are potentially payable to the named executive officers in 2005 for the performance period of 2002 to 2004. This table is calculated on each executive's base salary for 2002; however, actual calculations will use the executive's average salary for the period 2002 to 2004. Payouts of awards are currently based on the net return on equity of Old Journal and the return on invested capital for the subsidiary companies over a three-year period. Each participant's award is determined based on the degree to which three-year performance is achieved at the conclusion of the performance cycle.

Pension Plan and Supplemental Benefit Plan

       The following table shows the approximate retirement benefit payable on retirement at age 65 under the Journal Communications, Inc. Employees' Pension Plan and the Journal Communications, Inc. Supplemental Benefit Plan for employees in specified compensation ranges with varying years of participation in the plans:

                       Estimated Annual Retirement Benefit

                                                                     Years of Plan Participation
                                               -----------------------------------------------------------------------
    Five Year Average Compensation                   20                 25                 30                 35
------------------------------------------     ---------------    ---------------    ---------------     -------------
              $  300,000                          $ 72,285           $ 90,356           $108,427           $126,498
                 400,000                            98,285            122,856            147,427            171,998
                 500,000                           124,285            155,356            186,427            217,498
                 600,000                           150,285            187,856            225,427            262,998
                 700,000                           176,285            220,356            264,427            308,498
                 800,000                           202,285            252,856            303,427            353,998
                 900,000                           228,285            285,356            342,427            399,498
               1,000,000                           254,285            317,856            381,427            444,998

       The employees' pension plan is completely funded by Old Journal. Old Journal's contributions are accrued based on amounts required to be funded under provisions of the Employee Retirement Income

Security Act of 1974. The amount of accrued benefits is actuarially determined under the accrued benefit valuation method. It is a defined benefit pension plan that provides benefits for employees of Old Journal, Journal Sentinel Inc., Journal Broadcast Corporation (and certain employees of its subsidiaries), Add, Inc. and Norlight Telecommunications, Inc. who meet minimum age and service eligibility requirements. The monthly retirement benefit under the plan, assuming attainment of the retirement age specified by the plan and payments in the form of a life annuity, is determined in accordance with a formula that takes into account the following factors: final average compensation for the last five years of employment (taking into account gross earnings and annual incentive compensation as reported in the summary compensation table), number of years of active plan participation and an actuarially determined Social Security offset.

       The supplemental benefit plan is a non-qualified, unfunded, defined benefit plan that supplements payments under the pension plan. Benefits payable under the supplemental plan are calculated without regard to the limitations imposed on the amount of compensation that may be taken into account under the pension plan.

       With respect to the officers and directors listed in the summary compensation table above, all five are participants in the pension plan. Mr. Smith has 25 years of pension plan participation, Mr. Kiel has 15 years, Mr. Spore has 36 years, Mr. Bonaiuto has five years and Mr. Gardner has 10 years as of the date of this prospectus.

                          JESTA AND EMPLOYEE OWNERSHIP

       The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (which we refer to as "JESTA"), is an employee stock trust created by Harry J. Grant, chairman of Old Journal from 1935 to his death in 1963, to offer employees the opportunity to beneficially own equity interests in Old Journal common stock. Prior to the share exchange, JESTA owns 90% of our common stock. Participants own units representing beneficial interests in JESTA, with each unit representing beneficial interest in one share of our common stock. However, a unit is different than a share of common stock. Units cannot be traded on the open market. In general, a unit only can be sold to another employee, the Grant family shareholders or to Old Journal. All units are subject to mandatory offers to sell following retirement or other termination of employment and to restrictions on their resale. Additionally, when a unitholder offers to sell units (either as a result of termination or otherwise), certain persons have the option to purchase the units at an option price in accordance with procedures and time periods prescribed in JESTA. All purchases and sales of units are transacted at the option price set forth in JESTA.

       Prior to the share exchange, as a holder of Old Journal common stock, JESTA is entitled to such dividends on Old Journal common stock as Old Journal's board of directors may declare in its discretion. The trustees in turn must pass the dividends (other than stock dividends) through to the unitholders as soon as practicable after receipt (stock dividends are retained by the stock trust). At the direction of the trustees, Old Journal historically paid all cash dividends directly to the unitholders. Prior to the share exchange, JESTA, as holder of Old Journal common stock, is entitled to one vote per share in the election of directors and in all matters requiring a vote of shareholders. When the trustees receive notice of any meeting of Old Journal shareholders, the stock trust agreement requires them to issue to each active employee unitholder a proxy empowering him or her to vote the number of shares in which his or her units represent an interest. Non-active employees, such as retired employees and terminated employees who still hold units, are not entitled to vote.


     This offering is contingent on the approval by Old Journal's shareholders and unitholders of the share exchange that we describe under "The Share Exchange and the Tender Offer." In connection with the share exchange, JESTA will exchange its shares of Old Journal common stock for shares of New Journal class B-1 and class B-2 common stock. JESTA will then terminate and distribute its class B shares to unitholders, pro rata on the basis of the number of units owned by the unitholders. Each of those unitholders' units will be divided as equally as possible into class B-1 and class B-2 shares (for example, without giving effect to the share exchange ratio in the share exchange, if a unitholder owns 100 units, then he or she would receive 50 class B-1 shares and 50 class B-2 shares).

       As a continuing means to promote ownership of our class B common stock by our active employees after the termination of JESTA, our articles of incorporation contain certain provisions that require employees interested in selling or converting class B shares to first offer them for sale to our other active employees who are interested in buying those shares. As a result, the "high vote" class B shares can generally be held only by our employees, former employees, the Grant family shareholders and our employee benefit plans. We believe this limitation on public ownership of our class B shares will further enhance our employee ownership culture by allowing employees and former employees to control the majority of our voting power for the foreseeable future. You can read about our articles of incorporation under "Description of Capital Stock."

                             PRINCIPAL SHAREHOLDERS


       The following table sets forth certain information regarding beneficial ownership of Old Journal common stock as of June 1, 2003, and New Journal common stock immediately after the share exchange (including the termination of JESTA) and this offering, by each person known to us to be the beneficial owner of more than 5% of Old Journal common stock, each of our named executive officers, each director and all current directors and executive officers as a group.


       In presenting the information below, we do not give effect to the tender offer.


                                            Old Journal Shares                    New Journal Shares Beneficially Owned
                                            Beneficially Owned                  After the Share Exchange and This Offering
                                             Before the Share       ----------------------------------------------------------------
                                             Exchange and This           Class A                 Class B               Class C
                                                 Offering              Common Stock          Common Stock/(2)/       Common Stock
                                          ------------------------  -------------------    --------------------   ------------------
      Name of Beneficial Owners           Shares/(1)/        %        Shares         %        Shares        %       Shares        %
                                          -----------    ---------  --------     ------    ---------    -------   --------   -------
JESTA/(3)/ ............................   25,920,000       90.0        --          --          --          --        --         --
Matex Inc./(4)/ .......................    2,640,000        9.2        --          --
Steven J. Smith .......................      188,060          *        --          --                                --         --
Douglas G. Kiel .......................       97,998          *        --          --                                --         --
Paul M. Bonaiuto ......................       68,256          *        --          --                                --         --
James J. Ditter .......................       41,200          *        --          --                                --         --
David J. Drury/(5)/ ...................           --         --        --          --                                --         --
James L. Forbes/(5)/ ..................           --         --        --          --                                --         --
Carl D. Gardner .......................       59,500          *        --          --                                --         --
Cynthia L. Gault ......................        9,900          *        --          --                                --         --
Mary Hill Leahy .......................        6,316          *        --          --                                --         --
Roger D. Peirce/(5)/ ..................           --         --        --          --                                --         --
David D. Reszel .......................       64,830          *        --          --                                --         --
Keith K. Spore ........................       74,000          *        --          --                                --         --
Mary Ellen Stanek/(5)/ ................           --         --        --          --                                --         --
Karen O. Trickle ......................       23,531          *        --          --                                --         --
All directors and executive officers
    as a group (25 persons) ...........    1,105,908        3.8%       --          --                                --         --


--------------------

*Indicates less than 1%

(1) Except for JESTA and Matex Inc., the persons listed have beneficial ownership of the indicated number of Old Journal shares in the form of units issued by JESTA. JESTA and Matex Inc. are the record owners of the shares of Old Journal common stock listed for each of them.
(2) The number of shares of class B common stock listed gives effect to the -for-one share exchange ratio.
(3) The address for this shareholder is 333 W. State Street, Milwaukee, WI 53203. Following the share exchange, JESTA will terminate and, pursuant to its terms, will distribute its shares of class B common stock to its unitholders.

(4) The address for this shareholder is c/o Meissner, Tierney, Fisher & Nichols, 111 E. Kilbourn Avenue, Milwaukee, WI 53202. Matex Inc. is owned and controlled by members of the Grant family. See "Certain Relationships and Related Transactions" for a discussion of the shareholders agreement we entered into with Matex Inc. and the other Grant family shareholder.
(5) Messrs. Drury, Forbes and Peirce and Ms. Stanek do not own units because they are not employees.

                     THE SHARE EXCHANGE AND THE TENDER OFFER

          The completion of the share exchange described below is a condition to the closing of this offering.

The Share Exchange

          Immediately prior to this offering, Old Journal will effect a share exchange with New Journal, pursuant to which Old Journal will become a wholly owned subsidiary of New Journal and upon completion of which New Journal will change its name to Journal Communications, Inc. In connection with the share exchange:

     . Each outstanding share of common stock of Old Journal will automatically be exchanged for either (a) shares of class B common stock of New Journal or (b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law. Of each Old Journal share for which dissenters' rights are not perfected, as equally as possible:

               . one-half will be exchanged for shares of class B-1 common stock, and

               . one-half will be exchanged for shares of class B-2 common stock.

          Each share of class B-1 and B-2 common stock will be identical except for restrictions on when they can be converted class A common stock and sold to the public. Under these public sale restriction periods, class B-l and class B-2 shares may not be converted and sold to the public until 360 days or 540 days after the date of this prospectus, as the case may be, except for:

     .    sales in the tender offer,

     . permitted transfers to trusts for estate planning or charitable purposes, and

     . offers to sell and sales of class B shares under the offer procedures set forth in our articles of incorporation.


          Immediately after effectiveness of the share exchange and immediately before the termination of JESTA and the closing of this offering, the Grant family shareholders will exchange approximately 41.5% of the class B shares they receive in the share exchange, as well as their rights under JESTA and their covenants under the shareholders agreement described under "Certain Relationships and Related Transactions," for _________ shares of class C common stock.


          Pursuant to our articles of incorporation, holders of class B common stock also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the class B shares during the applicable public sale restriction periods.

          Following the expiration of the applicable public sale restriction period, class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation, and if the sale does not occur within three business days, such class B shares will, at the holder's option, either remain class B shares or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

          After the transaction, but not taking into effect the tender offer:

     .    shares of class A common stock will constitute about    % of our total
          outstanding common stock and about    % of our total voting power;

     .   shares of class B common stock of New Journal will constitute about   %
         of our total outstanding common stock and about    % of our total
         voting power; and

     .   shares of class C common stock of New Journal will constitute about   %
         of our total outstanding common stock and    % of our total voting
         power.

The Tender Offer


         We intend to use the net proceeds of this offering, as well as
borrowings from our new debt facility, to purchase up to $    million shares of
our class B common stock. We will purchase these shares by commencing a cash tender offer to all holders of class B common stock. Although the Grant family shareholders will receive class B shares in the share exchange in exchange for their shares of Old Journal common stock, and as a result would be eligible to participate in the tender offer, they have agreed with us that they will not participate in the tender offer. The class C shares that the Grant family shareholders will receive for a portion of their class B shares through a voluntary share exchange with us will not be eligible to be tendered in the tender offer.

         We intend for the tender offer to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of this offering, as well as other funds, to accomplish substantially the same goal as allowing existing shareholders and unitholders to participate in this offering. We are conducting the tender offer in order to enable our employee and former employee unitholders to reduce their significant personal JESTA loans. The tender offer will by its terms be open to all holders of class B shares, each of whom may tender in the tender offer for any reason whatsoever (even if he or she does not have JESTA loans outstanding). If a shareholder chooses to tender class B shares pledged to a bank as collateral for a JESTA loan, then the shareholder must contact the bank to arrange for a release of the shares. In such event, the proceeds from the sale of the pledged shares will be distributed to the JESTA bank that provided the loan, less 25% to be paid to the shareholder for use towards payment of tax liability. The amount to be paid to shareholders for use towards tax liability and any remaining proceeds will be remitted directly to the shareholder. Proceeds from the sale of the shares in the tender offer will be distributed in this manner unless we receive written instructions to the contrary from a shareholder and his or her JESTA bank.

         We currently intend to commence the tender offer as soon as practicable after this offering. We will determine the tender offer price, which will be at or above the offering price of the class A shares in this offering. The tender offer price may also be at, above or below the market price of the class A shares at the time of the tender offer. In the tender offer, it is expected that
each class B shareholder will be permitted to tender up to    % of his or her
class B shares. If the tender offer is fully subscribed by all class B
shareholders, we will accept no more than    % of each class B holder's shares.
In this manner, tenders of up to    % of a holder's shares will be accepted, and
to the extent some shareholders tender less than    % of their class B shares,
then this shortfall will be allocated to the shareholders that have tendered
more than the    % amount (but no more than    %) on a pro rata basis. In
setting the final percentages which shareholders will be permitted to tender, our board of directors will take into consideration the amount of net proceeds we receive in this offering, the availability of funds under our new credit facility and the market price per share of the class A common stock.


         The amount tendered by a class B shareholder in the tender offer may consist entirely of class B-1 shares; and, subject to the maximum percentage of shares a holder is allowed to tender, a portion of class B-2 shares if such holder has tendered all of his or her class B-1 shares. Neither the class A common stock sold in this offering nor the class C common stock to be received by the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "Certain Relationships and Related Transactions"), can be tendered in the tender offer. In addition, the Grant family shareholders have agreed not to participate in the tender offer.

         We will purchase class B shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this prospectus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The following is a summary of the material terms of the shareholders agreement recently entered into by Old Journal, New Journal, Matex Inc. and the Abert Family Journal Stock Trust. In this summary, we refer to Matex Inc. and the Abert Family Journal Stock Trust as the "Grant family shareholders." This summary is not a complete description of the shareholders agreement. You should read the full text of the shareholders agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part or is available from us.


     Pursuant to the terms and conditions of the shareholders agreement, the Grant family shareholders agreed to vote all of their shares of Old Journal common stock in favor of all components of the recapitalization, including the share exchange and the amendment and termination of JESTA; in favor of New Journal's 2003 equity incentive plan and New Journal's 2003 employee stock purchase plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the recapitalization or the shareholders agreement. The Grant family shareholders also granted Old Journal an irrevocable proxy to vote the Grant family shareholders' shares with respect to the foregoing matters.


     In addition to approving the share exchange, the Grant family shareholders agreed that, following the share exchange but before the termination of JESTA and this offering, they will engage in a voluntary share exchange with New Journal, pursuant to which approximately 41.5% of the class B shares they receive in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, will be exchanged for ___________ shares of class C common stock.


     Pursuant to the shareholders agreement, the Grant family shareholders agreed not to tender any of their New Journal shares in the tender offer. The Grant family shareholders also agreed not to transfer their New Journal shares during the three years following this offering, except as otherwise provided for in the agreement or pursuant to a board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the Grant family shareholders agreed that they will not exercise their rights under New Journal's articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

     The shareholders agreement gives New Journal the right to redeem approximately 17% of the Grant family shareholders' class B shares, at 105% of the average closing price of the class A shares, during the period beginning 540 days after and ending 720 days after the date of this prospectus. In addition, each year after consummation of the recapitalization New Journal may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in New Journal's articles of incorporation.

     The shareholders agreement provides the Grant family shareholders with certain rights to register with the SEC some or all of their New Journal shares for resale to the public. Beginning 720 days after the date of this prospectus, the Grant family shareholders have the right to "demand" the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of New Journal's proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, New Journal will not be obligated to effect any Grant family shareholder "demand" to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in a New Journal offering or (2) any other registration of theirs. In addition, New Journal may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders' "demand" registration statement if the board of directors determines that effecting such registration would have certain negative consequences.

     The shareholders agreement also provides that, beginning with the first annual meeting of the shareholders of New Journal following the initial public offering, the Grant family shareholders will have the right to nominate one director to the board of directors of New Journal (or, if the board of directors is comprised of more than 11 directors, the family shareholders will have the right to nominate two directors). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of New Journal's common stock. The Grant family shareholders' nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed, as shareholders of New Journal, to take all actions necessary to elect all of New Journal's recommended nominees for director.

     In consideration of the agreements and covenants of the Grant family shareholders under the shareholders agreement, Journal Communications agreed to reimburse the Grant family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the recapitalization.

                          DESCRIPTION OF CAPITAL STOCK

          The following is a description of our capital stock and our articles of incorporation and bylaws, as each will be in effect following the share exchange. We refer you to copies of our articles of incorporation and bylaws which have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capitalization

          Our capital structure consists of:

        . 170 million authorized shares of class A common stock;

        . 60 million authorized shares of class B-1 common stock;

        . 60 million authorized shares of class B-2 common stock;

        . 10 million authorized shares of class C common stock; and

        . 10 million authorized shares of preferred stock.


         After the share exchange and the initial public offering, but prior to
the tender offer, there will be approximately    shares of class A,
shares of class B-1,    shares of class B-2, and     shares of class C common
stock outstanding.

          After the expiration of the public sale restriction periods (the periods during which conversion restrictions apply to the class B-1 and class B-2 common stock), our articles of incorporation will be amended to combine the two classes of class B common stock into one class. After this amendment, our authorized common stock will consist of 170 million authorized shares of class A common stock, 120 million authorized shares of class B common stock, 10 million authorized shares of class C common stock and 10 million authorized shares of preferred stock.


Comparison of New Journal's Class A Common Stock, Class B Common Stock and Class C Common Stock


          The following table compares New Journal's class A common stock, class B common stock and class C common stock.



                                                              Class B-1 and
                           Class A                            Class B-2                          Class C
                           Common Stock                       Common Stock                       Common Stock
                           ------------                       ------------                       ------------
Public market ............ We intend to apply for listing     None.                              None.
                           on the New York Stock Exchange
                           under the symbol "JRN."

Voting rights ............ One vote per share on all          Ten votes per share on all         Two votes per share on all
                           matters voted upon by our          matters voted upon by our          matters voted upon by our
                           shareholders.                      shareholders.                      shareholders.

Dividends ................ The cash dividend payable with     The cash dividend payable with     The cumulative cash dividend
                           respect to each share of class A   respect to each share of class B   payable with respect to each
                           common stock will equal the cash   common stock will equal the cash   share of class C common stock
                           dividend payable with              dividend payable with              will equal the cash dividend

                                                      Class B-1 and
                   Class A                            Class B-2                          Class C
                   Common Stock                       Common Stock                       Common Stock
                   ------------                       -----------                        ------------
                   respect to each share of           respect to each share of
                   class B common stock               class A common stock.  Cash        payable with respect to each
                   (except that a special dividend    dividends may not be               share of class A and class B
                   of $    per share can be           declared and paid with respect     common stock (except that a
                   declared and paid on the class B   to class B common stock            special dividend of $   per
                   common stock, and not on the       without concurrent cash dividends  share can be declared and paid
                   class A or class C common stock,   declared and paid with respect     on the class B common stock, and
                   at any time prior to the initial   to the class A and class  C        not on the class A or class C
                   public offering).  Cash dividends  common stock (except that a        common stock, at any time prior
                   may not be declared and paid       special dividend of $     per      to the initial public offering);
                   with respect to class A common     share can be declared and paid     provided that the dividend on
                   stock without concurrent cash      on the class B common stock, and   the class C shares will not be
                   dividends declared and paid with   not on the class A or class C      less than $     per year
                   respect to the class B andclass C  common stock, at any time prior    (subject to adjustment for
                   common stock.                      to the initial public offering).   certain dilutive events).  Cash
                                                                                         dividends may be declared and paid with
                                                                                         respect to class C common stock without
                                                                                         concurrent cash dividends declared and paid
                                                                                         with respect to the class A and class B
                                                                                         common stock.

Liquidation ...... Upon liquidation, dissolution or   Upon liquidation, dissolution or   Upon liquidation, dissolution or
                   winding up of New Journal, the     winding up of New Journal, the     winding up of New Journal, the
                   holders of outstanding class A     holders of outstanding class B     holders of outstanding class C
                   shares will be entitled to         shares will be entitled to         shares will be entitled to be
                   receive (after the payment of      receive (after the payment of      paid in cash out of the assets
                   any preferential amounts           any preferential amounts           of New Journal available for
                   required to be paid to the         required to be paid to the         distribution (after the payment
                   holders of preferred stock and     holders of preferred stock and     of any preferential amounts
                   class C common stock), pro rata    class C common stock), pro rata    required to be paid to the
                   with the holders of outstanding    with the holders of outstanding    holders of preferred stock and
                   class B shares, the remaining      class A shares, the remaining      before any payment to the
                   assets and funds of New Journal    assets and funds of New Journal    holders of class A common stock
                   available for distribution to      available for distribution to      or class B common stock), the
                   its shareholders.                  its shareholders.                  greater of (i) $       per share
                                                                                         (subject to adjustment for certain dilutive
                                                                                         events), plus accumulated and unpaid
                                                                                         dividends on such shares; or (ii) the
                                                                                         amount the holder would have received had
                                                                                         he or she converted the class C common
                                                                                         stock into class A common stock immediately
                                                                                         before the liquidation, dissolution or
                                                                                         winding up.

Redemption ....... Not applicable.                    Not applicable.                    New Journal has the option to redeem all
                                                                                         of the shares of class C common stock on
                                                                                         September 30, 2017 at a price of $    per
                                                                                         share (subject to adjustment for certain
                                                                                         dilutive events) plus

                                                      Class B-1 and
                   Class A                            Class B-2                        Class C
                   Common Stock                       Common Stock                     Common Stock
                   ------------                       ------------                     ------------
                                                                                       accumulated and unpaid
                                                                                       dividends. However, if a
                                                                                       holder of class C common
                                                                                       stock delivers a written
                                                                                       notice within five
                                                                                       business days prior to
                                                                                       delivery of a notice of
                                                                                       redemption that such
                                                                                       holder wishes to retain
                                                                                       the shares of class C
                                                                                       common stock called for
                                                                                       redemption, then New
                                                                                       Journal will not be
                                                                                       entitled to redeem the
                                                                                       shares of class C common
                                                                                       stock. Instead, each share
                                                                                       held by the holder
                                                                                       submitting the notice will
                                                                                       remain a share of class C
                                                                                       common stock until
                                                                                       September 30, 2018, on
                                                                                       which date it will
                                                                                       automatically be converted
                                                                                       into 0.248243 shares of
                                                                                       class A common stock and
                                                                                       1.115727 shares of class B
                                                                                       common stock. If New
                                                                                       Journal does not exercise
                                                                                       its option to redeem the
                                                                                       class C shares, then on
                                                                                       September 30, 2018, each
                                                                                       class C share will
                                                                                       automatically be converted
                                                                                       into 0.248243 class A
                                                                                       shares and 1.115727 class
                                                                                       B shares.

                                                                                       Following approval by its
                                                                                       board of directors of a
                                                                                       "strategic transaction"
                                                                                       (as defined), New Journal
                                                                                       will have the option to
                                                                                       redeem all of the shares
                                                                                       of class C common stock at
                                                                                       a price of $    per share
                                                                                       (subject to adjustment for
                                                                                       certain dilutive events)
                                                                                       plus accumulated and
                                                                                       unpaid dividends. If it
                                                                                       exercises this redemption
                                                                                       option, then New Journal
                                                                                       must, within ten business
                                                                                       days following the
                                                                                       approval by the board of
                                                                                       directors of the strategic
                                                                                       transaction, deliver to
                                                                                       each holder of class C
                                                                                       common stock written
                                                                                       notice of redemption and
                                                                                       indicate the date fixed
                                                                                       for redemption, which date
                                                                                       cannot be earlier than
                                                                                       twenty business days or
                                                                                       later than forty business
                                                                                       days after the date the
                                                                                       notice is delivered. If a
                                                                                       holder

                                                           Class B-1 and
                            Class A                        Class B-2                   Class C
                            Common Stock                   Common Stock                Common Stock
                            ------------                   ------------                ------------
                                                                                      of class C common stock
                                                                                      delivers to New Journal,
                                                                                      no later than one business
                                                                                      day before the date fixed
                                                                                      for redemption, a legally
                                                                                      binding, written agreement
                                                                                      evidencing such holder's
                                                                                      agreement to vote all of
                                                                                      its class C shares (and
                                                                                      any shares received on
                                                                                      conversion of the class C
                                                                                      shares) in favor of the
                                                                                      strategic transaction and
                                                                                      against any alternative
                                                                                      proposal not approved by
                                                                                      the board of directors,
                                                                                      then New Journal will not
                                                                                      be entitled to redeem the
                                                                                      shares of class C common
                                                                                      stock held by that holder
                                                                                      in connection with the
                                                                                      strategic transaction.

Transfer restrictions ....  None, other than as imposed    Offers to sell and sales   Class C common stock
                            by applicable law.             are permitted at any time  cannot be transferred
                                                           (including within the      before the 180/th/ day after
                                                           applicable public sale     the pricing of the initial
                                                           restriction periods) to    public offering, except
                                                           eligible purchasers under  for transfers to New
                                                           New Journal's articles of  Journal. After that time,
                                                           incorporation (which       class C common stock can
                                                           include employee benefit   be transferred to New
                                                           plans of New Journal,      Journal; or, if the holder
                                                           active employees, certain  is a corporation or other
                                                           Grant family shareholders  business entity, it can
                                                           and New Journal), which    transfer its shares upon
                                                           can only be effected by    its dissolution or
                                                           submitting a "voluntary    liquidation to its
                                                           transfer/conversion        shareholders who are
                                                           notice" (discussed below)  lineal descendants of
                                                           and following the offer    Harry J. Grant or certain
                                                           procedures set forth in    other entities affiliated
                                                           New Journal's articles of  with those descendants;
                                                           incorporation (which we    or, if the holder is a
                                                           refer to as the "offer     trust, it can transfer its
                                                           procedures").              shares to its
                                                                                      beneficiaries who are
                                                           Otherwise, class B shares  lineal descendants of
                                                           cannot be transferred at   Harry J. Grant or certain
                                                           any time except for:       other entities affiliated
                                                                                      with those descendants.

                                                                                      Until the 180/th/ day
                                                           . transfers by an active   after pricing of this
                                                             or former employee to    offering, hedging
                                                             certain trusts for       transactions are
                                                             estate planning or       prohibited, including
                                                             charitable purposes;     buying a "put" option or
                                                                                      selling a "call" option. A
                                                           . transfers to the         hedging transaction is a
                                                             underwriters in the      transaction where you
                                                             initial public           effectively lock in a sale
                                                             offering;                price to avoid the risk of
                                                                                      a future price decrease.
                                                           . transfers to a
                                                             designated purchaser in
                                                             a tender offer

                                                  Class B-1 and
               Class A                            Class B-2                          Class C
               Common Stock                       Common Stock                       Common Stock
               ------------                       ------------                       ------------
                                                    approved by New Journal's        Any other transfer would result
                                                    board;                           in each transferred share of
                                                                                     class C common stock being
                                                                                     automatically converted into
                                                                                     1.363970 shares of class A
                                                                                     common stock.

                                                  . if the holder is a
                                                    corporation or other
                                                    business entity, then
                                                    transfers upon its
                                                    dissolution or liquidation
                                                    to its shareholders who are
                                                    lineal descendants of Harry
                                                    J. Grant or certain other
                                                    entities affiliated with
                                                    those descendants;

                                                  . if the holder is a trust,
                                                    then transfers to its
                                                    beneficiaries who are lineal
                                                    descendants of Harry J.
                                                    Grant or certain other
                                                    entities affiliated with
                                                    those descendants; or

                                                  . transfers to New Journal.

                                                  Holders of class B common
                                                  stock that become subject to
                                                  an "option event" are required
                                                  to offer those shares for
                                                  purchase pursuant to the offer
                                                  procedures. "Option events"
                                                  generally include:

                                                  . A written offer to sell a
                                                    specified number of shares
                                                    or a written request to
                                                    convert a specified number
                                                    of shares into a
                                                    corresponding number of
                                                    shares of class A common
                                                    stock, in either case in the
                                                    form specified in the
                                                    articles of incorporation
                                                    (called a "voluntary
                                                    transfer/ conversion
                                                    notice").

                                                  . A foreclosure sale or
                                                    similar transfer of pledged
                                                    shares.

                                                  . With respect to all shares
                                                    of class B common stock
                                                    owned by Matex Inc., a
                                                    change in control of Matex
                                                    Inc.

                                                  Any option event is also an
                                                  option event with respect to
                                                  any

                                                         Class B-1 and
                          Class A                        Class B-2                       Class C
                          Common Stock                   Common Stock                    Common Stock
                          ------------                   ------------                    ------------
                                                         marital or community
                                                         property interest of
                                                         the spouse of the
                                                         holder.

                                                         Any attempted transfer
                                                         in violation of the
                                                         articles of
                                                         incorporation is null
                                                         and void. In other
                                                         words, the shares will
                                                         remain, for all
                                                         purposes, held by the
                                                         shareholder attempting
                                                         to effect the invalid
                                                         transfer.

                                                         New Journal is not
                                                         obligated to buy class
                                                         B shares available for
                                                         sale.

Ability to purchase....... May purchase on open market   Only the following persons      See "Transfer Restrictions."
                           subject to applicable law.    are eligible to purchase
                                                         shares of class B common
                                                         stock that become
                                                         subject to option
                                                         events (called
                                                         "optionees"):

                                                         . employee benefit
                                                           plans (called "class
                                                           A optionees")

                                                         . employee-eligibles
                                                           (called "class B
                                                           optionees")

                                                         . Matex Inc. (a Grant
                                                           family shareholder,
                                                           called the "class C
                                                           optionee")

                                                         . New Journal (called
                                                           the "class D
                                                           optionee")

                                                         In order to purchase
                                                         shares of class B
                                                         common stock that
                                                         become offered for
                                                         sale, an optionee must
                                                         first submit a purchase
                                                         order, in the form
                                                         specified in the
                                                         articles of
                                                         incorporation (a
                                                         "purchase order"), to
                                                         the transfer agent,
                                                         accompanied by either
                                                         (a) a cashier's check
                                                         or money order, or (b)
                                                         other documentation
                                                         sufficient to evidence
                                                         immediate access to
                                                         funds.

                                                         A purchase order
                                                         becomes effective when
                                                         entered by the transfer
                                                         agent on the list of

                                                         Class B-1 and
                           Class A                       Class B-2                          Class C
                           Common Stock                  Common Stock                       Common Stock
                           ------------                  ------------                       ------------
                                                         eligibles representing
                                                         current potential
                                                         buyers of shares of
                                                         class B common stock
                                                         (called the "buyer
                                                         list").

Purchase and sale
procedures................ Not applicable.               When an option event               Not applicable.
                                                         occurs, the transfer
                                                         agent will match the
                                                         subject shares of class
                                                         B common stock with the
                                                         earliest entered
                                                         purchase order on the
                                                         buyer list (first from
                                                         among all class A
                                                         optionees, then all
                                                         class B optionees, then
                                                         the class C optionee,
                                                         then the class D
                                                         optionee, in that
                                                         order), the terms and
                                                         conditions of which can
                                                         be matched by a
                                                         purchase of all or a
                                                         part of such shares of
                                                         class B common stock,
                                                         until the terms and
                                                         conditions of such
                                                         purchase order are
                                                         satisfied in full.

                                                         If shares of class B
                                                         common stock remain to
                                                         be sold, then the
                                                         transfer agent will
                                                         match the subject
                                                         shares with the
                                                         next-earliest posted
                                                         purchase order on the
                                                         buyer list the terms
                                                         and conditions of which
                                                         can be matched by a
                                                         purchase of all or a
                                                         part of such shares of
                                                         class B common stock,
                                                         until the terms and
                                                         conditions of such
                                                         purchase order are
                                                         satisfied in full; and
                                                         so on.

                                                         When shares of class B
                                                         common stock are sold,
                                                         the transfer agent will
                                                         record the sale and
                                                         provide notice to the
                                                         purchaser and seller.
                                                         It will also deliver
                                                         the purchase price for
                                                         the shares to the
                                                         seller, without
                                                         interest, as promptly
                                                         as practicable, but in
                                                         no event later than the
                                                         end of the third
                                                         business day following
                                                         the applicable option
                                                         event date.

                                                         If the transfer agent
                                                         is unable to complete
                                                         the sale of shares of

                                                 Class B-1 and
                           Class A               Class B-2                          Class C
                           Common Stock          Common Stock                       Common Stock
                           ------------          ------------                       ------------
                                                 class B common stock by the end
                                                 of the third business day
                                                 following the occurrence of the
                                                 option event, then the transfer
                                                 agent will:

                                                 .  In the case of an option
                                                    event pursuant to a
                                                    voluntary
                                                    transfer/conversion notice,

                                                    . convert the shares of
                                                      class B common stock into
                                                      an equivalent number of
                                                      shares of class A common
                                                      stock, if so directed in
                                                      the voluntary
                                                      transfer/conversion notice
                                                      and if such conversion is
                                                      then allowed after giving
                                                      effect to the public sale
                                                      restriction periods;

                                                    . cancel the voluntary
                                                      transfer/conversion notice
                                                      if so directed in the
                                                      voluntary
                                                      transfer/conversion notice
                                                      or if conversion is not
                                                      then allowed after giving
                                                      effect to the public sale
                                                      restriction periods, in
                                                      which case the shares will
                                                      remain held by the holder
                                                      submitting the notice; or

                                                    . if no direction is given
                                                      in the voluntary
                                                      transfer/conversion
                                                      notice, cancel the
                                                      voluntary
                                                      transfer/conversion
                                                      notice, in which case the
                                                      shares will remain held by
                                                      the holder submitting the
                                                      notice.

                                                 .  In the case of an option
                                                    event arising from
                                                    foreclosure sale or similar
                                                    transfer of pledged shares,
                                                    either

                                                    . convert the shares of
                                                      class

                                                       Class B-1 and
                           Class A                     Class B-2                            Class C
                           Common Stock                Common Stock                         Common Stock
                           ------------                ------------                         ------------
                                                         B common stock into an
                                                         equivalent number of
                                                         shares of class A
                                                         common stock if such
                                                         conversion is then
                                                         allowed after giving
                                                         effect to the public
                                                         sale restriction
                                                         periods; or

                                                       . if conversion of the
                                                         shares of class B
                                                         common stock is not
                                                         then allowed after
                                                         giving effect to the
                                                         public sale restriction
                                                         periods, then the
                                                         shares of class B
                                                         common stock will
                                                         remain held by the
                                                         holder subject to such
                                                         foreclosure sale or
                                                         other transfer.

                                                       . In the case of an
                                                         option event arising
                                                         from a change of
                                                         control of Matex Inc.,
                                                         convert the shares of
                                                         class B common stock
                                                         into an equivalent
                                                         number of shares of
                                                         class A common stock,
                                                         irrespective of the
                                                         public sale restriction
                                                         periods. If such
                                                         conversion would
                                                         otherwise be prohibited
                                                         after giving effect to
                                                         the public sale
                                                         restriction periods,
                                                         then none of the shares
                                                         of class A common stock
                                                         into which the shares
                                                         of class B common stock
                                                         are converted can be
                                                         transferred until the
                                                         expiration of the
                                                         public sale restriction
                                                         periods that were
                                                         applicable to the
                                                         shares of class B
                                                         common stock prior to
                                                         conversion.

Purchase
price .................... Not applicable.               The price at which any             Not applicable.
                                                         share of class B common
                                                         stock subject to an
                                                         option event may be
                                                         purchased by any
                                                         optionee (the "purchase
                                                         price") is:

                                                       . If the class A common
                                                         stock is then listed
                                                         for trading on a

                                                       Class B-1 and
                           Class A                     Class B-2                            Class C
                           Common Stock                Common Stock                         Common Stock
                           ------------                ------------                         ------------
                                                         national securities
                                                         exchange, then the closing
                                                         price of the class A common
                                                         stock as reported by such
                                                         exchange on the date of the
                                                         applicable option event.

                                                       . If the class A common stock
                                                         is then quoted on an
                                                         automated quotation system,
                                                         then the average of the
                                                         closing bid and ask price as
                                                         reported by such automated
                                                         quotation system on the date
                                                         of the applicable option
                                                         event.

                                                       . If the class A common stock
                                                         is not then listed on a
                                                         national securities exchange
                                                         or quoted on an automatic
                                                         quotation system, then the
                                                         fair market value of a share
                                                         of class A common stock on
                                                         the date of the applicable
                                                         option event as determined
                                                         by the most recent
                                                         independent valuation of the
                                                         class A common stock.

Conversion................ Not applicable.               Each class B share can be          Each outstanding share of class
                                                         converted into a share of class A  C common stock may, at the
                                                         common stock upon submission       option of the holder, be
                                                         of a voluntary                     converted at any time into either
                                                         transfer/conversion notice and     (i) 0.248243 shares of class A
                                                         after following the offer          common stock and 1.115727
                                                         procedures set forth above.        shares of class B common stock,
                                                         However:                           or (ii) 1.363970 shares of class A
                                                                                            common stock.
                                                       . Class B-1 shares cannot be
                                                         converted until 360 days after     However, if prior to such
                                                         the pricing of the initial public  conversion the outstanding class
                                                         offering; and                      B common stock has been
                                                                                            previously converted into class
                                                       . Class B-2 shares cannot be         A common stock as a result of
                                                         converted until 540 days after     the number of shares of class B
                                                         the pricing of the initial public  common stock then falling
                                                         offering.                          below 8% of the total common
                                                                                            stock then outstanding, then each
                                                         The periods set forth above        outstanding share of class C
                                                         during which conversion is not     common stock can only be
                                                         allowed are referred to as the     converted into 1.363970 shares

                                  Class B-1 and
        Class A                   Class B-2                             Class C
        Common Stock              Common Stock                          Common Stock
        ------------              ------------                          ------------
                                  "public sale restriction periods."    of class A common stock.

                                  Under certain circumstances,          Also, if New Journal delivers
                                  class B shares can be converted       notice to a holder of class C
                                  into class A shares even during       common stock that its board of
                                  the public sale restriction           directors has approved a
                                  periods. Those circumstances          "strategic transaction," then
                                  are:                                  class C shares cannot be
                                                                        converted until the holder
                                  . If the beneficiary or estate of     delivers notice to New Journal
                                    a deceased holder of class B        that it will vote its shares in
                                    shares offers those shares          favor of the strategic transaction.
                                    through the offer procedures,
                                    and those shares are not sold       Upon any change of control of
                                    to an eligible purchaser by the     Matex Inc., each share of class C
                                    end of the third business day       common stock owned by Matex
                                    after the option event, then        Inc. will be automatically
                                    they are converted into class       converted into 1.363970 shares
                                    A shares, irrespective of the       of class A common stock.
                                    public sale restriction periods.

                                  . Upon a change of control of
                                    Matex Inc., the class B shares
                                    then held by Matex Inc.
                                    become subject to sale
                                    pursuant to the offer
                                    procedures. If those shares
                                    are not sold to an eligible
                                    purchaser by the end of the
                                    third business day after the
                                    option event, then they are
                                    converted into class A shares,
                                    irrespective of the public sale
                                    restriction periods. If such a
                                    conversion takes place during
                                    the public sale restriction
                                    periods, then none of the
                                    shares of class A common
                                    stock into which the shares of
                                    class B common stock were
                                    converted can be transferred
                                    until the expiration of the
                                    public sale restriction periods
                                    that were applicable to the
                                    shares of class B common
                                    stock prior to conversion.

                                  In addition, each share of class B
                                  common stock will
                                  automatically be converted into
                                  a share of class A common
                                  stock:

                                  Class B-1 and
        Class A                   Class B-2                             Class C
        Common Stock              Common Stock                          Common Stock
        ------------              ------------                          ------------
                                  . when the number of
                                    outstanding shares of class  B
                                    common stock falls below 8%
                                    of the aggregate number of
                                    shares of common stock then
                                    outstanding;

                                  . upon transfer to the
                                    underwriters in the initial
                                    public offering;

                                  . upon purchase by a
                                    designated purchaser (other
                                    than New Journal) in a tender
                                    offer or exchange offer that is
                                    subject to Section 13(e) or
                                    Section 14(d) of the Securities
                                    Exchange Act of 1934, as
                                    amended, which tender offer
                                    or exchange offer is approved
                                    by the board of directors of
                                    New Journal; and

                                  . On the 120/th/ day following
                                    the death of a holder if the
                                    holder's beneficiary or estate
                                    has not offered them for sale
                                    through the offer procedures.

                                  Following conversion into
                                  class A shares, there is no ability
                                  to convert back into class B
                                  shares.


Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

         Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

         Wisconsin Anti-Takeover Statute

         Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an "interested stockholder" for a period of three years unless specified conditions are met. The WBCL defines a "business combination" as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An "interested stockholder" is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation's board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

     . the board of directors approved the acquisition of the stock prior to the acquisition date;

     . the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

     . the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

     . the business combination is of a type specifically excluded from the coverage of the statute.

          Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory "fair price." Section 180.1130 of the WBCL generally defines a "significant shareholder" as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

          Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

          Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation's stock. Shareholder approval is required for the acquisition of more than 5% of the corporation's stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

          In addition to the anti-takeover provisions described above, various provisions of New Journal's articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

          Staggered Board of Directors

          Our articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

          No Cumulative Voting

          The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

          Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

          Our bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

          Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder's notice must have been received not less than ninety days prior to the date of the preceding year's annual meeting. The bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

          Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

          Director Removal

          Our articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

          Authorized But Unissued Shares

          Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We could use these additional shares for a variety of corporate purposes, including future public offerings (following the initial public offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

          Supermajority Provisions

          Our articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws and to undertake (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of New Journal's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

          Amendments to Articles of Incorporation

          The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments to for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

          Preemptive Rights

          No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

                           DESCRIPTION OF INDEBTEDNESS

          Old Journal has a $120 million bank revolving credit agreement, expiring April 30, 2004, to support its cash requirements. Borrowings under this credit agreement are at the base rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, Old Journal had borrowings of $75.9 million under the credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%. The material covenants of this agreement include the following:

     . A consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination of not greater than 1.0:1.0. As of March 23, 2003, the consolidated funded debt ratio was 0.49.

     . A fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination of not less than 1.75:1.0. As of March 23, 2003, the fixed charge coverage ratio was 3.29.

     . A consolidated tangible net worth as of the end of any quarter of not less than $290 million. As of March 23, 2003, consolidated tangible net worth was $356 million.

     . A consolidated rent expense during any fiscal year of not more than $40 million. As of March 23, 2003, consolidated rent expense was $6 million.

          We currently intend to establish a new debt facility which will replace the existing $120 million revolving credit facility. Based on our discussions to date, we anticipate the new agreement will be a $350 million, five-year, senior unsecured revolving credit facility. Under the new credit agreement, we expect interest will be LIBOR based or derived from prime or Federal Fund rates. Funds borrowed under this debt facility may be used to fund our purchases of class B common stock in the tender offer, to repay outstanding debt under the current facility or for general corporate purposes. Although covenants, coverage ratios and coverage amounts have not been determined, we expect the material covenants of this new agreement will generally include the following:

     . A maximum consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination.

     . A minimum fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination.

     . A minimum consolidated tangible net worth as of the end of any quarter.

     .    A maximum consolidated rent expense during any fiscal year.

                         SHARES ELIGIBLE FOR FUTURE SALE

Class A Common Stock

          Before this offering, there has been no public trading market for our class A common stock, and we cannot predict the effect, if any, that market sales of shares of our class A common stock or the availability of shares of our class A common stock for sale will have on the market price of our class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of class A shares in the public market could adversely affect the market price of our class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

          Upon the completion of this offering, we will have            shares
of our class A common stock outstanding,        shares of our class B common
stock outstanding and           shares of our class C common stock outstanding.
All of the class A shares sold in this offering will be freely tradable, except that any shares purchased by our affiliates may only be sold in compliance with the applicable limitations of Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     .    1% of the number of shares of class A common stock then outstanding;
          or

     . the average weekly trading volume of our class A common stock as reported on the New York Stock Exchange during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, us. These persons typically include our executive officers and directors.

Class B Common Stock

          Because the shares of class B common stock are being issued pursuant to a registration statement on Form S-4, they will be freely tradable following the expiration of the 360 day or 540 day restriction period, as applicable, except for any such shares acquired or held by an affiliate of ours (other than the Grant family shareholders), which shares, pursuant to Rule 145, will remain subject to the resale limitations of Rule 144 and except for any such shares acquired or held by the Grant family shareholders, which shares will remain subject to the additional transfer limitations set forth in the shareholders agreement, described under "Certain Relationships and Related Transactions." Rule 145 provides that an affiliate who receives shares in a transaction such as the share exchange with respect to which there has been a vote of shareholders will be subject to the resale limitations of Rule 144.

         The         class B shares that will be outstanding after this offering
(without giving effect to the tender offer) are generally subject to restrictions on conversion for certain initial time periods. With limited exceptions, class B-1 shares cannot be converted until 360 days after the pricing of this offering, and class B-2 shares cannot be converted until 540 days after the pricing of this offering. Following expiration of the applicable restriction period, class B shares will be convertible into class A shares at any time, subject to purchase option procedures contained in our articles of incorporation.

          With certain limited exceptions, in order to convert class B shares into class A shares following the expiration of the conversion restriction periods, or to transfer class B shares, class B shareholders must first give notice to our transfer agent. Upon giving notice, the following persons will have options to purchase the shares subject to that notice, in the following order: (i) our employee benefit plans; (iii) employee eligibles; (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number of shares on a register to be maintained by the transfer agent. Purchase options must be exercised within three business days of delivery of notice by a shareholder. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

          We can redeem approximately 17% of the Grant family shareholders' class B shares during the period beginning 540 days after and ending 720 days after the date of this prospectus. In addition, we may redeem, at specified dates, shares of class B common stock held by the Grant family shareholders if the Grant family shareholders hold more than 17% of the shares of class B common stock then outstanding. For a description of these redemption provisions, see "Certain Relationships and Related Transactions." If we elect to redeem any such shares, we will deliver a notice of redemption to the Grant family shareholders. The Grant family shareholders may, at any time prior to the redemption date specified in the notice of redemption, convert their shares of class B common stock into class A common stock without complying with the offer procedures described in the preceding paragraph. If the Grant family shareholders do not elect to convert the shares of class B common stock subject to the redemption notice, we have the option to redeem them. If these shares are so redeemed, they cannot be converted into class A common stock and resold.

Class C Common Stock

          The           shares of class C common stock outstanding upon the
completion of this offering are held by the Grant family shareholders and are not freely tradable. Pursuant to our articles of incorporation, each share is convertible at any time, subject to certain exceptions, into 0.248243 shares of class A common stock and 1.115727 shares of class B common stock, or 1.363970 shares of class A common stock. These shares would then be subject to the resale limitations of Rule 144. In addition, all of these shares are subject to redemption provisions, as described under "Certain Relationships and Related Transactions," and "Description of Capital Stock." If these shares are so redeemed, they cannot be converted into class A common stock or class B common stock and resold.

Equity Incentive Plan and Employee Stock Purchase Plan

          Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of class B common stock reserved for issuance under our 2003 equity incentive plan and our 2003 employee stock purchase plan. Shares registered under that registration statement will (in the case of the 2003 equity incentive plan, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates) be available for resale in the public market.

Registration Rights

          For a description of the rights the Grant family shareholders have to require us to register the shares of common stock they own, see "Certain Relationships and Related Transactions."

                          U.S. FEDERAL TAX CONSEQUENCES

     The following is a summary of the material U.S. federal income tax considerations for holders of our class A common stock and is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the "Code"), and Treasury regulations, and existing rulings of the Internal Revenue Service and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.

     As used in this summary, a "U.S. Person" is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a "Non-U.S. Holder" is any person who owns shares of New Journal common stock and who is not a U.S. Person.

     This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain holders that may be subject to special treatment under U.S. federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). This summary does not address certain special rules that apply to Non-U.S. Holders that are "controlled foreign corporations", "foreign personal holding companies", "passive foreign investment companies", or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to those persons that hold shares of New Journal common stock as "capital assets" within the meaning of Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

     If a partnership holds our class A common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our class A common stock, then you should consult your tax advisor.

     THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Treatment of U.S. Holders

     Dividends on Shares. Any distribution received by a U.S. Holder with respect to shares of New Journal common stock will constitute a "dividend", and will be treated as ordinary income, for U.S. federal income tax purposes to the extent that New Journal has sufficient accumulated or current earnings and profits. A redemption payment received with respect to shares of New Journal common stock will be treated as a distribution, rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an "exchange" under Section 302(b) of the Code. Any dividend received by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are "debt-financed portfolio stock".

     Sale of Shares. Upon a sale of shares of New Journal common stock (not including a redemption that does not qualify as an "exchange" under Section 302(b) of the Code), a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder's adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of New Journal common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. Any long-term capital gain recognized upon a sale of shares of New Journal common stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

     Backup Withholding. Any dividend payment made by New Journal to a U.S. Holder will be subject to backup withholding, unless the U.S. Holder provides to New Journal a certification, under penalties of perjury, of the U.S. Holder's taxpayer identification number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form W-9. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Treatment of Non-U.S. Holders

     Dividends on Shares. A dividend received by a Non-U.S. Holder (including a payment received in a redemption that does not qualify as an "exchange" under
Section 302(b) of the code) on shares of New Journal common stock will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless prior to the dividend payment the Non-U.S. Holder delivers to New Journal a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder's dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding (see "-Backup Withholding and Information Reporting" below) with respect to the dividend. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder's dividend income will be exempt from withholding. However, any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is a corporation, the dividend may also be subject to an additional branch profits tax). In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to New Journal a properly executed IRS Form W-8BEN or Form W-8IMY prior to the dividend payment. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners.

     If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Sale of Shares. Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an "exchange" under Section 302(b) of the code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless: (i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) New Journal is, or has been during certain periods preceding the disposition, a "United States real property holding corporation" and certain other conditions are met. If you are described in clause (i), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are described in clause (ii), then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder that is a foreign corporation and fall under clause (i), then you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that New Journal is a "United States real property holding corporation", and we do not expect New Journal to ever become one.

     Backup Withholding and Information Reporting. New Journal must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on New Journal shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. Information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

     Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     U.S. Estate Tax. Any shares of New Journal common stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent's country of residence.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of class A shares indicated below:


     Name                                                                                    Number of Shares
     ----                                                                                    ----------------
     Morgan Stanley & Co. Incorporated .............................................
                                                                                         -------------------------
     Robert W. Baird & Co. Incorporated ............................................
                                                                                         -------------------------
     Credit Suisse First Boston LLC ................................................
                                                                                         -------------------------
     Goldman, Sachs & Co. ..........................................................
                                                                                         -------------------------
     Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ..........................................................
                                                                                         -------------------------
              Total ................................................................
                                                                                         =========================


     The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of our class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $ a share under the public offering price. After the initial offering of the shares of our class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to an aggregate of      additional
shares of class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of class A common stock listed next to the names of all underwriters in the preceding table.

     If the underwriters' option is exercised in full, the total price to the
public would be $    million, the total underwriters' discounts and commissions
would be $    million and the total proceeds to us would be $    million.

     The following table shows the per share and total underwriting discounts and commissions to be paid by us assuming no exercise and full exercise of the over-allotment option.


   Underwriting discounts and commissions to                 Per Share                             Total
------------------------------------------------    -------------------------------     ------------------------------

                                                    -------------------------------     ------------------------------
be paid by                                               No               Full               No              Full
                                                      Exercise          Exercise          Exercise         Exercise
------------------------------------------------    -------------     -------------     -------------    -------------
 Us .........................................        $                 $                 $                $


     Our estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $ million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of the class A common stock.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of class A common stock offered by them.

     We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our class A common stock or any security convertible into or exercisable or exchangeable for our class A common stock; or

     . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock,

whether any such transaction described above is to be settled by delivery of class A common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to the sale of the shares of our class A common stock described in this prospectus to the underwriters.

     In addition, all shares of class B common stock are subject to restrictions on transfer for a period varying from 180 days to 540 days following the date of this prospectus. During the relevant restricted period, class B common stock may not be sold or transferred to anyone other than a permitted transferee and cannot be converted into class A common stock. The class B shareholders also are prohibited from buying a put option, selling a call option or entering into any other insurance or hedging transaction relating to their class B common stock during the relevant restricted period. See "The Share Exchange and the Tender Offer." In addition, all shares of class C common stock are subject to restrictions on transfer described under "Certain Relationships and Related Transactions."

     We intend to apply to list our class A common stock on the New York Stock Exchange under the symbol "JRN." In order to satisfy one of the requirements for listing our class A common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In order to facilitate the offering of our class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our class A common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our class A common stock, the underwriters may bid for, and purchase, shares of our class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our class A common stock in this offering, if the syndicate repurchases previously distributed shares of our class A common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our class A commons tock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.


     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Robert W. Baird & Co. Incorporated, one of the underwriters in this offering, has been retained by us to provide financial advisory services and will be entitled, upon completion of this offering, to a customary fee as well as reimbursement of expenses. In addition, from time to time, some of the underwriters may continue to provide investment banking and other services to us for which they may receive customary fees.

Pricing of the Offering

     Prior to this offering, there has been no public market for the class A common stock. The initial public offering price has been determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and future prospects of our industries in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

                                  LEGAL MATTERS

     The validity of the shares of our class A common stock offered by this prospectus will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Journal Communications, Inc. at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The balance sheet of The Journal Company at May 12, 2003 appearing in this prospectus has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Journal Communications, Inc. and JESTA file, and after the offering we will file, annual, quarterly and special reports, proxy statements and other information with the SEC. SEC filings of Journal Communications, Inc. and JESTA are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     Additionally, we have filed a registration statement on Form S-1 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. We have also filed a registration statement on Form S-4 to register with the SEC the shares of our class B common stock to be delivered in connection with the share exchange, as well as our class A common stock that is issuable upon conversion of the class B common stock and class C common stock.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Journal Communications, Inc. Audited Consolidated Financial Statements


                                                                                                                               Page
                                                                                                                              Number
                                                                                                                              ------
Report of Independent Auditors .............................................................................................    F-2

Consolidated Balance Sheets at December 31, 2001 and 2002 ..................................................................    F-3

Consolidated Statements of Earnings for each of the three years in the period ended December 31, 2002 ......................    F-4

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2002 ..........    F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002 ....................    F-6

Notes to Consolidated Financial Statements December 31, 2002 ...............................................................    F-7


Journal Communications, Inc. Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Balance Sheets as of December 31, 2002 and March 23, 2003 (unaudited) ...............................   F-26

Unaudited Consolidated Condensed Statements of Earnings for the first quarters ended March 24, 2002 and March 23, 2003 .....   F-27

Unaudited Consolidated Condensed Statements of Cash Flows for the first quarters ended March 24, 2002 and March 23, 2003 ...   F-28

Notes to Unaudited Consolidated Condensed Financial Statements March 23, 2003 ..............................................   F-29


The Journal Company Audited Financial Statement

Report of Independent Auditors .............................................................................................   F-33

Balance Sheet at May 12, 2003 ..............................................................................................   F-34

Note to Balance Sheet ......................................................................................................   F-35

Report of Independent Auditors

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Milwaukee, Wisconsin                                       /s/ ERNST & YOUNG LLP
January 28, 2003

                          JOURNAL COMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
              December 31 (in thousands, except per share amounts)

                                                                                          2001               2002
                                                                                     --------------     --------------
Assets
------
Current assets:
     Cash and cash equivalents .................................................     $      8,911       $      8,455
     Receivables, net ..........................................................           92,167             89,920
     Inventories, net ..........................................................           19,696             16,200
     Prepaid expenses ..........................................................            9,455             11,786
     Deferred income taxes .....................................................            5,696              8,164
     Current assets of discontinued operations .................................            4,727                 --
                                                                                     --------------     --------------
     Total Current Assets ......................................................          140,652            134,525

Property and equipment:
     Land and land improvements ................................................           23,604             26,542
     Buildings .................................................................           79,357            124,808
     Equipment .................................................................          451,003            488,331
     Construction in progress ..................................................           85,494             30,057
                                                                                     --------------     --------------
                                                                                          639,458            669,738
     Less accumulated depreciation .............................................          319,022            345,333
                                                                                     --------------     --------------
     Net property and equipment ................................................          320,436            324,405

Goodwill, net ..................................................................          112,289            111,998
Broadcast licenses, net ........................................................          128,842            125,492
Other intangible assets, net ...................................................           20,215             12,115
Prepaid pension costs ..........................................................               --             30,337
Other assets ...................................................................            6,311              5,880
Non-current assets of discontinued operations ..................................            2,033                 --
                                                                                     --------------     --------------
     Total Assets ..............................................................     $    730,778       $    744,752
                                                                                     ==============     ==============

Liabilities and Shareholders' Equity
------------------------------------

Current liabilities:
     Notes payable to banks ....................................................     $      4,420       $     90,775
     Accounts payable ..........................................................           43,148             37,757
     Accrued compensation ......................................................           23,794             29,712
     Deferred revenue ..........................................................           19,609             20,741
     Accrued employee benefits .................................................           23,882              9,576
     Other current liabilities .................................................           21,952              9,525
     Current liabilities of discontinued operations ............................            3,502                 --
     Current portion of long-term liabilities ..................................            1,909              1,645
                                                                                     --------------     --------------
     Total Current Liabilities .................................................          142,216            199,731

Accrued employee benefits ......................................................           19,508             16,945
Other long-term liabilities ....................................................           10,666              9,238
Deferred income taxes ..........................................................           25,508             42,294

Shareholders' equity:
     Common stock, authorized and issued 28,800 shares ($0.125 par value) ......            3,600              3,600
     Retained earnings .........................................................          556,139            581,361
     Units of beneficial interest in treasury, at cost .........................          (23,046)          (108,417)
     Accumulated other comprehensive income (loss) .............................           (3,813)                --
                                                                                     --------------     --------------
     Total Shareholder's Equity ................................................          532,880            476,544
                                                                                     --------------     --------------
     Total Liabilities and Shareholders' Equity ................................     $    730,778       $    744,752
                                                                                     ==============     ==============

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
        Years ended December 31 (in thousands, except per share amounts)

                                                                          2000             2001              2002
                                                                      -------------    -------------     -------------
Continuing operations:
Operating revenue:
     Publishing ....................................................  $   345,321      $   320,615       $   311,138
     Broadcasting ..................................................      149,886          134,801           152,749
     Telecommunications ............................................      126,586          151,992           148,674
     Printing services .............................................      107,334          114,612            97,841
     Other .........................................................       90,105           86,767            90,974
                                                                      -------------    -------------     -------------
Total operating revenue ............................................      819,232          808,787           801,376

Operating costs and expenses:
     Publishing ....................................................      164,128          155,173           148,204
     Broadcasting ..................................................       54,672           54,804            59,674
     Telecommunications ............................................       63,505           78,554            81,658
     Printing services .............................................       90,096          101,884            82,597
     Other .........................................................       74,899           73,266            75,420
                                                                      -------------    -------------     -------------
     Total operating costs and expenses ............................      447,300          463,681           447,553

     Selling and administrative expenses ...........................      262,741          261,002           239,750
                                                                      -------------    -------------     -------------
Total operating costs and expenses and selling and administrative
     expenses ......................................................      710,041          724,683           687,303
                                                                      -------------    -------------     -------------

Operating earnings .................................................      109,191           84,104           114,073

Other income and expense:
     Interest income and dividends .................................        1,314            1,618               984
     Interest expense, net .........................................         (430)            (383)             (645)
                                                                      -------------    -------------     -------------
Total other income and expense .....................................          884            1,235               339
                                                                      -------------    -------------     -------------

Earnings from continuing operations before income taxes and
     accounting change .............................................      110,075           85,339           114,412

Provision for income taxes .........................................       44,162           35,860            49,418
                                                                      -------------    -------------     -------------
Earnings from continuing operations before accounting
     change ........................................................       65,913           49,479            64,994

Gain (loss) from discontinued operations, net of applicable
     income tax benefit of $611, $477 and $6,624
     respectively ..................................................          471           (1,722)             (565)

Cumulative effect of accounting change, net of applicable
     income taxes of $1,161 ........................................           --               --            (6,509)
                                                                      -------------    -------------     -------------
Net earnings .......................................................  $    66,384      $    47,757       $    57,920
                                                                      =============    =============     =============
Weighted average number of shares outstanding ......................       27,101           28,084            26,430

Basic and diluted earnings per share:
     Continuing operations before accounting change ................  $      2.43      $      1.76       $      2.46
     Discontinued operations .......................................         0.02            (0.06)            (0.02)
     Cumulative effect of accounting change ........................           --               --             (0.25)
                                                                      -------------    -------------     -------------
Net earnings per share .............................................  $      2.45      $      1.70       $      2.19
                                                                      =============    =============     =============
Cash dividends per share ...........................................  $      1.35      $      1.35       $      1.20
                                                                      =============    =============     =============

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
        Years ended December 31 (in thousands, except per share amounts)

                                                                                      Accumulated
                                                                       Units of         Other                            Compre-
                                                                      Beneficial      Comprehen-                         hensive
                                          Common        Retained     Interest in      sive Income                        Income
                                           Stock        Earnings       Treasury         (Loss)            Total           (Loss)
                                        ------------  ------------  --------------  ---------------   --------------   ------------
Balance at December 31, 1999            $    3,600    $  504,683    $   (42,018)    $         (568)   $    465,697

Net earnings                                              66,384                                            66,384     $   66,384
Other comprehensive loss:
    Foreign currency translation
      adjustments                                                                             (239)           (239)          (239)
                                                                                                                       ------------

Comprehensive income                                                                                                   $   66,145
                                                                                                                       ============
Cash dividends ($1.35 per share)                         (36,765)                                          (36,765)

Units of beneficial interest purchased                                  (77,145)                           (77,145)
Units of beneficial interest sold                          8,498         82,089                             90,587
                                        ------------  ------------  -------------   ---------------   --------------
Balance at December 31, 2000                 3,600       542,800        (37,074)              (807)        508,519

Net earnings                                              47,757                                            47,757     $   47,757
Other comprehensive loss:
    Minimum pension liability
      adjustment (net of tax of
      $1,906)                                                                               (2,856)         (2,856)        (2,856)
    Foreign currency translation
      adjustments                                                                             (150)           (150)          (150)
                                                                                                                       ------------
Other comprehensive loss                                                                                                   (3,006)
                                                                                                                       ------------

Comprehensive income                                                                                                   $   44,751
                                                                                                                       ============
Cash dividends ($1.35 per share)                         (37,866)                                          (37,866)
Units of beneficial interest purchased                                  (84,351)                           (84,351)
Units of beneficial interest sold                          3,448         98,379                            101,827
                                        ------------  ------------  -------------   ---------------   --------------
Balance at December 31, 2001                 3,600       556,139        (23,046)            (3,813)        532,880

Net earnings                                              57,920                                            57,920     $   57,920
Other comprehensive income:
    Reversal of prior year minimum
      pension liability adjustment
      (net of tax of $1,906)                                                                 2,856           2,856          2,856
    Realization of foreign currency
      translation adjustments                                                                  957             957            957
                                                                                                                       ------------
Other comprehensive income                                                                                                  3,813
                                                                                                                       ------------

Comprehensive income                                                                                                   $   61,733
                                                                                                                       ============

Cash dividends ($1.20 per share)                         (31,597)                                          (31,597)
Units of beneficial interest purchased                                 (125,347)                          (125,347)
Units of beneficial interest sold                         (1,101)        39,976                             38,875
                                        ------------  ------------  -------------   ---------------   --------------
Balance at December 31, 2002            $    3,600    $  581,361    $  (108,417)    $           --    $    476,544
                                        ============  ============  =============   ===============   ==============

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31 (in thousands)

                                                                                    2000           2001           2002
                                                                                -----------    -----------    -----------
Cash flow from operating activities:
    Net earnings ............................................................   $    66,384    $    47,757    $    57,920
    Less gain (loss) from discontinued operations ...........................           471         (1,722)          (565)
    Less cumulative effect of accounting change .............................            --             --         (6,509)
                                                                                -----------    -----------    -----------
    Earnings from continuing operations before accounting change ............        65,913         49,479         64,994
    Adjustments for non-cash items:
       Depreciation .........................................................        38,710         40,882         44,726
       Amortization .........................................................        11,408         10,814          1,909
       Provision for doubtful accounts ......................................         2,821          3,816          3,480
       Deferred income taxes ................................................         2,562          4,533         12,413
       Net loss from disposal of assets .....................................         1,516          1,486            404
       Impairment of long-lived assets ......................................            --          1,003          3,762
       Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
           Receivables ......................................................        (6,369)         3,233         (1,172)
           Inventories ......................................................          (916)        (1,107)         3,687
           Accounts payable .................................................         5,646        (10,470)        (4,013)
           Other assets and liabilities .....................................        11,832         14,742        (44,130)
                                                                                -----------    -----------    -----------
                Net Cash Provided By Operating Activities ...................       133,123        118,411         86,060
                                                                                -----------    -----------    -----------
Cash flow from investing activities:
     Capital expenditures for property and equipment ........................       (96,758)       (90,172)       (53,169)
     Proceeds from sales of assets ..........................................         3,174          5,245          1,548
     Acquisition of businesses ..............................................        (8,018)       (22,148)           (49)
     Redemption of investment of preferred stock ............................         7,106             --             --
     Other, net .............................................................           466         (1,069)           261
                                                                                -----------    -----------    -----------
                Net Cash Used For Investing Activities ......................       (94,030)      (108,144)       (51,409)
                                                                                -----------    -----------    -----------
Cash flow from financing activities:
     Net increase (decrease) in notes payable to bank .......................       (12,115)         4,420         86,355
     Purchases of units of beneficial interest ..............................       (77,145)       (84,351)      (125,347)
     Sales of units of beneficial interest ..................................        90,587        101,827         38,875
     Cash dividends .........................................................       (36,765)       (37,866)       (31,597)
     Deferred revenue .......................................................         2,403          4,052             --
                                                                                -----------    -----------    -----------
                Net Cash Used For Financing Activities ......................       (33,035)       (11,918)       (31,714)
                                                                                -----------    -----------    -----------

Net Cash Provided By (Used For) Discontinued Operations .....................        (3,671)           513         (3,393)
                                                                                -----------    -----------    -----------

Net Increase (Decrease) in Cash and Cash Equivalents ........................         2,387         (1,138)          (456)

Cash and cash equivalents
     Beginning of year ......................................................         7,662         10,049          8,911
                                                                                -----------    -----------    -----------

     End of year ............................................................   $    10,049    $     8,911    $     8,455
                                                                                ===========    ===========    ===========

Supplemental Cash Flow Information

Cash paid for income taxes ..................................................   $    40,859    $    25,788    $    34,404
                                                                                ===========    ===========    ===========
Cash paid for interest ......................................................   $     1,261    $       554    $     2,036
                                                                                ===========    ===========    ===========

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


1        SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications, Inc. and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation - Our foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in accumulated other comprehensive income (loss). As of December 31, 2002, all foreign operations have been liquidated and all translation adjustments have been realized.

Revenue recognition - Publishing revenue is generated primarily from the sale of newspaper advertising space and newspaper subscriptions. Broadcasting revenue is generated primarily from the sale of television and radio advertising time. Advertising revenue is recognized in the publishing and broadcasting industries when the advertisement is published or aired. Circulation revenue is recognized ratably over the newspaper subscription period. Telecommunication revenue is generated from toll (voice), data transmission and satellite (video) services. Toll and video service revenue is recognized at the time the service is performed and data transmission revenue is recorded on a straight-line basis over the term of the contract. Printing services revenue is recorded at the time of shipment when title passes to the customer. Other revenue is generated primarily from label printing and direct marketing services. Revenue is recognized at the time of shipment when title passes to the customer and at the time the service is performed, respectively.

Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

Shipping and handling costs - Shipping and handling costs, including postage, billed to customers are included in operating revenue and the related costs are included in operating costs and expenses.

Advertising expense - We expense our advertising costs as incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 was $10,105, $8,488 and $9,292, respectively.

Interest expense - Interest expense attributable to self-constructed assets has been capitalized as a component of the cost of the asset. The self-constructed assets include Journal Sentinel's production facility during 2000, 2001 and 2002 and Norlight's network expansion in 2000 and 2001. Capitalized interest is as follows:

                                                 2000        2001        2002
                                               ---------   ---------   --------

Total interest incurred .....................  $   1,321   $     481   $  1,805
Less amount capitalized .....................       (891)        (98)    (1,160)
                                               ---------   ---------   --------
Interest expense ............................  $     430   $     383   $    645
                                               =========   =========   ========

Earnings per share - Basic and diluted earnings per share are the same because there are no dilutive securities. The term "share" is representative of both shares and units of beneficial interest outstanding. The denominator for our earnings per share calculation equals shares outstanding less shares represented by units of beneficial interest in held in treasury.

Fair values - The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term liabilities approximates fair value as of December 31, 2001 and 2002.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Cash equivalents - Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Receivables, net - We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 31, 2001 and 2002 was $5,477 and $6,453, respectively.

Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                                           2001        2002
                                                         --------    --------

Paper and supplies ..................................    $  9,797    $  7,725
Work in process .....................................       2,416       3,456
Finished goods ......................................       8,647       5,918
Less obsolescence reserve ...........................      (1,164)       (899)
                                                         --------    --------
Inventories, net ....................................    $ 19,696    $ 16,200
                                                         ========    ========

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided, principally using the straight-line method, over the estimated useful lives, which are as follows:

                                                                     Years
                                                                     -----

     Land improvements .........................................     10-20
     Buildings .................................................        30
     Newspaper printing presses ................................     20-25
     Broadcasting equipment ....................................      5-20
     Telecommunications and network equipment ..................      5-25
     Other printing presses ....................................      7-10
     Other .....................................................      3-10

Intangible assets - Upon adoption of Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but instead are reviewed at least annually for impairment. We continue to amortize definite-lived intangible assets on a straight-line basis for periods up to 40 years.

Impairment of long-lived assets - Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2002, we recorded a $2,502 loss on impairment of certain equipment at our printing services segment and a $1,260 loss on impairment of a customer list at our direct marketing services business. Fair value was determined by independent professional appraisers. These losses are recorded as an operating expense in the accompanying consolidated statements of earnings.


Accrued litigation - We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims, as discussed in note 8, would not materially affect our results of operations, financial position or cash flows.

Employee benefits - We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

We rely upon actuarial valuations to determine pension costs and funding. Moody's Aa Corporate bonds, as of the measurement date, are the benchmark we use to determine the assumed discount rate. We make other assumptions that affect the accounting for pension benefits. Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.


Concentration of credit risk - Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Recently adopted accounting standards - Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in Note 10, have been treated as discontinued operations.

New accounting standard - In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

2    NOTES PAYABLE TO BANKS

On May 31, 2002, we entered into a $120,000 bank revolving credit agreement, expiring May 30, 2003, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of December 31, 2002, we had borrowings of $90,775 under the credit agreement, including $2,775 bearing interest at the Base Rate of 4.25% and $88,000 bearing interest at the LIBOR based rate of 2.40%. We are required to pay a commitment fee of 0.20% of the credit agreement. Upon signing the credit agreement, we paid fees of $255, which we are amortizing over the life of the credit agreement.

3    EMPLOYEE BENEFIT PLANS

We have a defined benefit pension plan covering the majority of our employees. The benefits are based on years of service and the average compensation for the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, we provide health benefits to certain retirees and their eligible spouses. We have elected to amortize the related unfunded postretirement health care obligation of $25,324 at January 1, 1993, over a period of 20 years.

We also sponsor an unfunded non-qualified pension plan for employees whose benefits under the pension plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for this plan for all years presented is combined with the pension plan. The accrued net benefit cost related to this plan was $4,403 and $4,701 at December 31, 2001 and 2002, respectively.

                                                                                                             Other
                                                                 Pension Benefits                   Postretirement Benefits
                                                          -------------------------------        -----------------------------
Years ended December 31                                       2001             2002                  2001            2002
                                                          -------------    --------------        -------------    ------------
Change in benefit obligations
-----------------------------
Benefit obligation at beginning of year ................   $  111,549       $  111,394            $  28,937        $  37,265
Service cost ...........................................        3,361            3,675                  549              379
Plan amendments ........................................           31               --                   --           (6,082)
Interest cost ..........................................        7,552            7,808                2,069            2,261
Actuarial (gain) loss ..................................       (4,039)           7,403                8,682            1,591
Special termination benefits ...........................           --               --                   --               48
Benefits paid ..........................................       (7,060)          (7,186)              (2,972)          (3,099)
                                                          -------------    --------------        -------------    ------------
Benefit obligation at end of year ......................   $  111,394       $  123,094            $  37,265        $  32,363
                                                          =============    ==============        =============    ============

Change in plan assets
---------------------
Fair value of plan assets at beginning of year .........   $   79,861       $   72,756            $      --        $      --
Actual loss on plan assets .............................       (3,897)          (8,605)                  --               --
Company contributions ..................................        3,852           44,494                2,972            3,099
Benefits paid ..........................................       (7,060)          (7,186)              (2,972)          (3,099)
                                                          -------------    --------------        -------------    ------------
Fair value of plan assets at end of year ...............   $   72,756       $  101,459            $      --        $      --
                                                          =============    ==============        =============    ============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                                                                     Other
                                                         Pension Benefits                   Postretirement Benefits
                                                  -------------------------------        -----------------------------
Years ended December 31                               2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------
Funded status of the plan
-------------------------
Underfunded status of the plan ...............     $  (38,638)      $  (21,635)           $ (37,265)       $ (32,363)
Unrecognized net actuarial loss ..............         21,740           46,016                9,856           11,018
Unrecognized prior service cost ..............          1,303            1,046                   --               --
Unrecognized transition obligation ...........            313              209               12,211            5,487
                                                  -------------    --------------        -------------    ------------
Prepaid (accrued) net benefit cost ...........     $  (15,282)      $   25,636            $ (15,198)       $ (15,858)
                                                  =============    ==============        =============    ============

                                                                                                     Other
                                                         Pension Benefits                   Postretirement Benefits
                                                  -------------------------------        -----------------------------
Years ended December 31                               2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------
Prepaid (accrued) net benefit cost
----------------------------------
Prepaid benefit cost .........................     $       --       $   30,337            $      --        $      --
Accrued benefit cost .........................        (21,612)          (4,701)             (15,198)         (15,858)
Intangible asset .............................          1,568               --                   --               --
Deferred tax asset ...........................          1,906               --                   --               --
Accumulated comprehensive loss ...............          2,856               --                   --               --
                                                  -------------    --------------        -------------    ------------
Prepaid (accrued) net benefit cost ...........     $  (15,282)      $   25,636            $ (15,198)       $ (15,858)
                                                  =============    ==============        =============    ============

                                                                                       Pension Benefits
                                                                        ----------------------------------------------
Years ended December 31                                                     2000             2001            2002
                                                                        -------------    -------------    ------------
Components of net periodic benefit cost
---------------------------------------
Service cost ......................................................      $    3,751       $   3,361        $   3,675
Interest cost .....................................................           7,759           7,552            7,809
Expected return on plan assets ....................................          (7,721)         (8,189)          (8,262)
Amortization of:
     Unrecognized prior service cost ..............................             254             254              257
     Unrecognized net transition obligation (asset) ...............            (127)            104               (7)
     Unrecognized net (gain) loss .................................              --             (30)             104
                                                                        -------------    -------------    ------------
Net periodic benefit cost .........................................      $    3,916       $   3,052        $   3,576
                                                                        =============    =============    ============

                                                                                Other Postretirement Benefits
                                                                        ----------------------------------------------
Years ended December 31                                                     2000             2001             2002
                                                                        -------------    -------------    ------------
Components of net periodic benefit cost
---------------------------------------
Service cost ......................................................      $      523       $     549        $     379
Interest cost .....................................................           1,822           2,069            2,261
Special termination benefits ......................................              --              --               48
Amortization of:
     Unrecognized net transition obligation .......................           1,110           1,110              642
     Unrecognized net (gain) loss .................................             (17)             --              429
                                                                        -------------    -------------    ------------
Net periodic benefit cost .........................................      $    3,438       $   3,728        $   3,759
                                                                        =============    =============    ============

The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at December 31 for pension benefits and September 30 for other postretirement benefits include the following:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                                                                     Other
                                                         Pension Benefits                   Postretirement Benefits
                                                  -------------------------------        -----------------------------
                                                      2001             2002                  2001            2002
                                                  -------------    --------------        -------------    ------------
Discount rate ................................         7.25%            6.75%                 7.25%            6.75%
Expected return on plan assets ...............         9.50             8.50                    --               --
Rate of compensation increase ................         4.50             4.50                    --               --

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2003 is 9.0%, grading down to 5.0% in the year 2007 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1 % point change in the assumed health care cost trend rate would have the following effects:

                                                                    1% Point Increase            1% Point Decrease
                                                                --------------------------    ------------------------
Effect on total of service and interest cost components in
     2002 .....................................................            $104                          $ 92
Effect on postretirement benefit obligation as of December
     31, 2002 .................................................            $783                          $713

The Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contributed may not exceed 50%. Each employee who elects to participate is eligible to receive company matching contributions. We may contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. The matching contributions, recorded as an operating expense, were $2,799, $2,672 and $2,594 in 2000, 2001 and 2002, respectively. We made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the defined benefit pension plan of $759, $860 and $875 in 2000, 2001 and 2002, respectively.

4    INCOME TAXES

The components of the provision for income taxes consist of the following:

Years ended December 31                                             2000                2001                2002
                                                               ----------------    ----------------     --------------
Current:
     Federal ..............................................     $    36,016         $     25,214         $   31,440
     State ................................................           5,584                6,113              5,565
                                                               ----------------    ----------------     --------------
                                                                     41,600               31,327             37,005
Deferred ..................................................           2,562                4,533             12,413
                                                               ----------------    ----------------     --------------
Total .....................................................     $    44,162         $     35,860         $   49,418
                                                               ================    ================     ==============

The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

Years ended December 31                                             2000                2001                 2002
                                                               ----------------    ----------------     --------------
Statutory federal income tax rate .........................          35.0%               35.0%               35.0%
State income taxes, net of federal tax benefit ............           4.2                 5.6                 4.6
Non-deductible litigation expenses ........................            --                  --                 1.8
Other .....................................................           0.9                 1.4                 1.8
                                                               ----------------    ----------------     --------------
Actual provision ..........................................          40.1%               42.0%               43.2%
                                                               ================    ================     ==============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

December 31                                                                              2001               2002
                                                                                    ---------------     --------------
Current assets
--------------
Receivables ......................................................................     $  1,415            $  2,422
Inventories ......................................................................          425                 424
Other assets .....................................................................          306                 539
Accrued compensation .............................................................        3,559               3,536
Accrued employee benefits ........................................................        1,117               1,243
                                                                                       --------            --------
Total current deferred tax assets ................................................        6,822               8,164
                                                                                       --------            --------

Current liabilities
-------------------
Accrued state taxes ..............................................................       (1,126)                 --
                                                                                       --------            --------
    Total current deferred tax liabilities .......................................       (1,126)                 --
                                                                                       --------            --------

Total net current deferred tax asset .............................................     $  5,696            $  8,164
                                                                                       ========            ========

Non-current assets
------------------
Accrued employee benefits ........................................................     $  7,945            $  5,527
Litigation reserve ...............................................................        3,643                  --
State net operating loss carryforwards ...........................................        4,262               4,708
Other assets .....................................................................          575               1,266
                                                                                       --------            --------
    Total non-current deferred tax assets ........................................       16,425              11,501
                                                                                       --------            --------

Non-current liabilities
-----------------------
Property and equipment ...........................................................      (14,326)            (16,758)
Intangible assets ................................................................      (24,922)            (26,643)
Accrued employee benefits ........................................................           --              (4,458)
Other liabilities ................................................................           --              (2,327)
                                                                                       --------            --------
    Total non-current deferred tax liabilities ...................................      (39,248)            (50,186)
                                                                                       --------            --------

Total net non-current deferred tax liabilities ...................................     $(22,823)           $(38,685)
                                                                                       ========            ========

Valuation allowances on state net operating loss carryforwards ...................     $ (2,685)           $ (3,609)
                                                                                       --------            --------

Net deferred tax liability .......................................................     $(19,812)           $(34,130)
                                                                                       ========            ========

At December 31, 2002, we had state net operating loss carryforwards of $47,727 that begin to expire in 2004 and state income tax credit carryforwards of $1,398 that begin to expire in 2004. To the extent we believe there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

5 OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

December 31                                                                              2001                2002
                                                                                    ---------------     --------------
Other obligations, average interest rate of 4.5% in 2002 and 8.0% in 2001 ........      $ 4,539             $3,335
Television program contracts, due in the subsequent years ........................          250                337
                                                                                        -------             ------
                                                                                          4,789              3,672
Less current portion .............................................................        1,909              1,645
                                                                                        -------             ------
                                                                                          2,880              2,027
Deferred revenue .................................................................        7,786              7,211
                                                                                        -------             ------
Total other long-term liabilities ................................................      $10,666             $9,238
                                                                                        =======             ======

We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes. As of December 31, 2002, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

                2003 ...................................   $ 15,714
                2004 ...................................     12,729
                2005 ...................................     10,303
                2006 ...................................      5,533
                2007 ...................................      4,696
                Thereafter .............................     20,096
                                                           --------
                                                           $ 69,071
                                                           ========

Rent expense charged to operations for 2000, 2001 and 2002 was $26,630, $30,057 and $27,827, respectively. Rental income from subleases included in operations for 2000, 2001 and 2002 was $4,147, $4,379 and $4,565, respectively. Aggregate future minimum rentals to be received under noncancellable subleases equal $12,821 as of December 31, 2002.

A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104,693. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $9,397 as of December 31, 2002. We expect to spend up to $112,415 on this project scheduled to be completed in early 2003. As of December 31, 2002, we have spent $102,665 on this project. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8,299. We have $1,221 of standby letters of credit for business insurance purposes.

6    SHAREHOLDERS' EQUITY

Units of beneficial interest

Employee-owners of Journal Communications, Inc. do not own shares of stock directly. Instead, they own "units of beneficial interest" (units), representing beneficial interests in the Journal Employees' Stock Trust (the Stock Trust) established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (JESTA). The Stock Trust, in turn, owns the shares of stock. Each unit is represented by one share of stock held by the Stock Trust. In the years covered, we have purchased units under the terms of JESTA and resold them to active employees. Employees owning units are referred to as unitholders. On October 25, 2002, the Board of Directors determined to indefinitely suspend the purchase and sale of units while we explore potential sources for additional permanent capital. Unit activity is as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Years ended December 31                                               2000                 2001              2002
                                                                   ----------           ----------         --------
Beginning balance in treasury ..................................      1,529                1,140               613
Purchases ......................................................      2,458                2,333             3,329
Sales ..........................................................     (2,847)              (2,860)           (1,058)
                                                                     ------               ------            ------
     Ending balance in treasury ................................      1,140                  613             2,884
                                                                     ======               ======            ======

As of December 31, 2002, our treasury, our employees and former employees owned units representing beneficial ownership of 90% of our stock. As of the end of 2002, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling approximately $433,097.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            December 31, 2002(in thousands, except per share amounts)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of the following as of December 31:

                                                                    2000                2001                2002
                                                               ----------------    ----------------     --------------
Cumulative foreign currency translation adjustments .........  $       (807)       $        (957)       $        --
Minimum pension liability, net of tax .......................            --               (2,856)                --
                                                               ----------------    ----------------     --------------
Accumulated other comprehensive income (loss) ...............  $       (807)       $      (3,813)       $        --
                                                               ================    ================     ==============

7    GOODWILL AND OTHER INTANGIBLE ASSETS

The following table reconciles the reported earnings from continuing operations before accounting change, net earnings, earnings per share from continuing operations before accounting change and earnings per share to that which would have resulted for the years ended December 31, 2000 and 2001, if Statement No. 142 had been effective:

                                                                    2000                2001                2002
                                                               ----------------    ----------------     --------------
Reported earnings from continuing operations before
    accounting change .......................................  $     65,913        $      49,479        $    64,994
       Goodwill amortization, net of tax ....................         2,365                2,340                 --
       Broadcast licenses amortization, net of tax ..........         3,082                3,113                 --
       Network affiliation agreements amortization, net of
         tax ................................................            76                   76                 --
                                                               ----------------    ----------------     --------------
Adjusted earnings from continuing operations before
    accounting change .......................................  $     71,436        $      55,008        $    64,994
                                                               ================    ================     ==============

Reported net earnings .......................................  $     66,384        $      47,757        $    57,920
       Goodwill amortization, net of tax ....................         2,365                2,340                 --
       Broadcast licenses amortization, net of tax ..........         3,082                3,113                 --
       Network affiliation agreements amortization, net of
         tax ................................................            76                   76                 --
                                                               ----------------    ----------------     --------------
Adjusted net earnings .......................................  $     71,907        $      53,286        $    57,920
                                                               ================    ================     ==============

Basic and diluted earnings per share:
       Reported earnings from continuing operations before
         accounting change ..................................  $       2.43        $        1.76        $      2.46
       Goodwill amortization, net of tax ....................          0.09                 0.09                 --
       Broadcast licenses amortization, net of tax ..........          0.11                 0.11                 --
       Network affiliation agreements amortization, net of
         tax ................................................            --                   --                 --
                                                               ----------------    ----------------     --------------
Adjusted earnings from continuing operations before
    accounting change .......................................  $       2.63        $        1.96        $      2.46
                                                               ================    ================     ==============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            December 31, 2002(in thousands, except per share amounts)

                                                                      2000                2001                2002
                                                               ----------------    ----------------     --------------
Basic and diluted earnings per share:
       Reported net earnings ................................  $       2.45        $        1.70        $      2.19
       Goodwill amortization, net of tax ....................          0.09                 0.09                 --
       Broadcast licenses amortization, net of tax ..........          0.11                 0.11                 --
       Network affiliation agreements amortization, net of
         tax ................................................            --                   --                 --
                                                               ----------------    ----------------     --------------
Adjusted net earnings .......................................  $       2.65        $        1.90        $      2.19
                                                               ================    ================     ==============


Amortization expense was $1,909 for the year ended December 31, 2002. Estimated amortization expense for each of the next five years is as follows:

                Year                                       Amount
       --------------------                             ------------
       2003 ........................................    $   1,636
       2004 ........................................        1,028
       2005 ........................................          455
       2006 ........................................          445
       2007 ........................................          410

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts. As a result of impairment tests, we wrote off $1,260 ($773 after tax) for a customer list at our direct marketing services business, which is reported as a component of the selling and administrative expenses on the consolidated statements of earnings.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

                                                                    Gross
                                                                  Carrying           Accumulated         Net Carrying
December 31, 2001                                                  Amount           Amortization           Amount
                                                               ----------------    ----------------     --------------
Definite-lived intangible assets:
Customer lists ...........................................     $     23,057        $     (17,935)       $    5,122
Non-compete agreements ...................................           24,712              (21,818)            2,894
Other ....................................................            4,193               (3,629)              564
                                                               ----------------    ----------------     --------------
Total ....................................................     $     51,962        $     (43,382)       $    8,580
                                                               ================    ================     ==============

                                                                   Gross
December 31, 2002                                                 Carrying           Accumulated        Net Carrying
                                                                   Amount           Amortization           Amount
                                                               ----------------    ----------------     --------------
Definite-lived intangible assets:
Customer lists ...........................................     $     17,771        $     (14,830)       $    2,941
Non-compete agreements ...................................           24,813              (23,169)            1,644
Other ....................................................            3,080               (3,045)               35
                                                               ----------------    ----------------     --------------
Total ....................................................     $     45,664        $     (41,044)       $    4,620
                                                               ================    ================     ==============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

The decrease in the net carrying amount of definite-lived intangible assets from December 31, 2001 is due to amortization expense of $1,909, the write off a customer list in the amount of $1,260, and reclassification to goodwill of $891 of intangible assets that did not meet the new criteria for recognition separate from goodwill offset by the renewal of a non-compete agreement for $100.

Indefinite-lived Intangibles

Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

The net carrying amount of the major classes of indefinite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

December 31                                                        2001               2002
                                                              ------------        ------------
Indefinite lived intangible assets:
Broadcast licenses .....................................      $    128,842        $    125,492
Network affiliation agreements .........................            10,067               7,495
Other ..................................................             1,568                  --
                                                              ------------        ------------
Total ..................................................      $    140,477        $    132,987
                                                              ============        ============

The decrease in the net carrying amount of indefinite-lived intangible assets from December 31, 2001 is primarily attributed to the adjustment made to the preliminary purchase price of the Idaho television stations acquired on December 31, 2001.

Goodwill

We performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

The changes in the net carrying amount of goodwill for the year ended December 31, 2001 are as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                                           Reclassifi-
                           Goodwill at     Goodwill         Goodwill        cation of                      Goodwill at
                           January 1,     related to       related to       intangible      Impairment      December
 Reporting Unit              2001        acquisitions     divestitures        assets          losses        31, 2001
---------------------     ------------   ------------     -------------    -----------     ------------    -----------
Daily newspaper           $    2,090      $       --       $       --      $      (6)      $       --      $   2,084
Community
   newspapers &
   shoppers                   24,411              --               --           (698)              --         23,713
Broadcasting                  76,352           1,601               --         (2,145)             776         76,584
Telecommunications               202              --               --            (14)              --            188
Label printing                 2,736              --             (296)           (78)              --          2,362
Direct marketing
   services                    7,581              --               --           (223)              --          7,358
                          ------------    ------------     ------------    -----------     ------------    -----------
Total                     $  113,372      $    1,601       $     (296)     $  (3,164)      $      776      $ 112,289
                          ============    ============     ============    ===========     ============    ===========

The changes in the net carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                                                                           Reclassifi-
                           Goodwill at      Goodwill         Goodwill       cation of                      Goodwill at
                           January 1,      related to       related to      intangible      Impairment      December
 Reporting Unit              2002         acquisitions     divestitures       assets          losses        31, 2002
---------------------     ------------    ------------     ------------    -----------     ------------    -----------
Daily newspaper           $    2,084      $       --       $       --      $      --       $       --      $   2,084
Community
   newspapers &
   shoppers                   23,713              --              398            724               --         24,835
Broadcasting                  76,584           5,368               --            167               --         82,119
Telecommunications               188              --               --             --               --            188
Label printing                 2,362              --               --             --               --          2,362
Direct marketing
   services                    7,358              --               --             --           (6,948)           410
                          ------------    ------------     ------------    -----------     ------------    -----------
Total                     $  112,289      $    5,368       $      398      $     891       $   (6,948)     $ 111,998
                          ============    ============     ============    ===========     ============    ===========

According to Statement No. 142, when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business disposed of and the portion of the reporting unit that is retained. As discussed in Note 10 below, we announced the closure of Fox Cities Newspapers, a part of our community newspapers and shoppers reporting unit, in January 2002. The book value of its goodwill equaled $398 as of December 31, 2001 and was classified as part of non-current assets of discontinued operations. Based upon the valuations of Fox Cities Newspapers and our community newspapers and shoppers, the relative value of Fox Cities Newspapers' goodwill now equals zero. Therefore, upon adoption of Statement No. 142, Fox Cities Newspapers' goodwill that was classified in non-current assets of discontinued operations in the December 31, 2001 consolidated balance sheet has been reclassified to our community newspapers and shoppers reporting unit goodwill in the December 31, 2002 consolidated balance sheet.

Other

We perform impairment tests each year on goodwill and indefinite-lived intangible assets, or more frequently in certain circumstances. We cannot be certain that future impairment tests will not result in a charge to earnings. With the assistance of independent, professional appraisers, we performed the 2002 annual impairment tests as of the beginning of the fourth quarter and, as noted above, there was no resulting impairment.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

Statement No. 142 does not change the requirements for recognition of deferred taxes related to differences in the financial reporting and tax basis of broadcast licenses and tax-deductible goodwill. We will recognize a deferred tax liability for the difference between financial reporting and tax amortization on our broadcast licenses and tax-deductible goodwill because we are no longer amortizing these intangible assets for financial reporting purposes. As the majority of our deferred tax liability recorded on the balance sheet relates to the difference between financial reporting and tax basis on broadcast licenses, the deferred tax liability will not reverse over time unless future impairment charges are recognized on the broadcast licenses or they are sold.

8  LITIGATION

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

9  ACQUISITION AND SALE

On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22,114. The preliminary purchase price, the adjustments, and the final purchase price allocation are as follows:

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)


                                           Preliminary
                                          Purchase Price   Purchase Price   Final Purchase
                                            Allocation      Adjustments    Price Allocation
                                         ---------------  --------------- -----------------
Property and equipment ...............    $       4,485    $          35     $      4,520
Goodwill .............................            1,601            5,368            6,969
Broadcast licenses ...................           10,000           (2,628)           7,372
Network affiliation agreement ........            5,979           (2,571)           3,408
Accrued liabilities ..................               --             (155)            (155)
                                          -------------    --------------    -------------
Total purchase price .................    $      22,065    $          49     $     22,114
                                          =============    ==============    =============

Goodwill, broadcast licenses and the network affiliation agreement are not subject to amortization under the provisions of Statement No. 142. These intangible assets are, however, deductible for income tax purposes.

The above-mentioned completed acquisition was accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired business are included in our consolidated financial statements from the respective date of acquisition. Had the transaction occurred on January 1 of the year acquired, the effect of the acquisition on consolidated results of operations, for each respective year, would not have been material.

On March 2, 2001, we completed the sale of certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

10  DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, which consisted of six weekly newspapers from the publishing segment located in Appleton, Wisconsin.

On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., which are included in the gain
(loss) from discontinued operations in the consolidated condensed statements of earnings:

                                                            2000         2001        2002
                                                       ------------  -----------  -----------
Revenue ..............................................  $  19,348     $  15,172    $  3,253
Income (loss) before income tax expense (benefit) ....       (140)       (2,199)     (7,189)

At December 31, 2001, the assets and liabilities of Fox Cities Newspapers and IPC Communication Services, S.A. in the consolidated balance sheets consisted of the following

                                                            2001
                                                         ----------

Cash .................................................   $   1,176
Receivables ..........................................       2,103
Inventories ..........................................       1,111
Other current assets .................................         337
                                                         ----------
Total current assets .................................   $   4,727
                                                         ==========

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, except per share amounts)

                                                            2001
                                                        -------------
Property and equipment ..............................   $      1,365
Goodwill and intangible assets ......................            543
Other non-current assets ............................            125
                                                        -------------
Total non-current assets ............................   $      2,033
                                                        =============

Accounts payable ....................................   $     (2,273)
Other current liabilities ...........................         (1,229)
                                                        -------------
Total current liabilities ...........................   $     (3,502)
                                                        =============

11  WORKFORCE REDUCTION AND BUSINESS TRANSITION CHARGES

During 2002, we recorded a pretax charge of $1,966 for workforce reductions. The charge consisted primarily of $1,905 in termination benefits for approximately 74 employees. In addition, we recorded $61 for shutdown costs of our printing services operations in Ireland.

During 2001, we recorded $6,055 for workforce reductions and business transition costs. The charge consisted primarily of $4,345 in termination benefits for approximately 300 employees. In addition, we recorded $1,710 for shutdown costs of our printing services operation in Ireland and in transitioning our printing services' eastern and western regions into one U.S. operational unit.

The remaining costs associated with these actions are expected to be paid in 2003. Activity associated with the workforce reduction and transition charges during the year ended December 31, 2002 was as follows:

                              Balance at                                       Balance at
                             December 31,                     Payments/       December 31,
                                 2001         Additions      Reductions          2002
                            -------------  --------------  ---------------   -------------
Severance ................  $      2,531   $    1,905      $    (2,059)      $     2,377
Lease costs ..............         1,022           --           (1,022)               --
Other ....................           126           61             (187)               --
                            -------------  --------------  ---------------   ------------
                            $      3,679   $    1,966      $    (3,268)      $     2,377
                            =============  ==============  ===============   ============

Related expenses and accruals were recorded in selling and administrative expenses and other current liabilities in the consolidated statements of earnings and consolidated balance sheets, respectively.

12  SEGMENT ANALYSIS

We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as "other." All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in eight states. We also own and operate 36 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and provides integrated data communications solutions for small and mid-size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment.

In the fourth quarter of 2002, we evaluated our segment disclosures and determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate certain previously reported operating segments and identify the new segments by type of business rather than

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          December 31, 2002 (in thousands, execept per share amounts)

by names of the individual operating entities. The following table provides the aggregated former operating segments shown parenthetically next to the new reportable segments:

         Publishing (Journal Sentinel and Add Inc.)
         Broadcasting (Journal Broadcast Group)
         Telecommunications (Norlight Telecommunications)
         Printing services (IPC Communication Services)
         Other (NorthStar Print Group, PrimeNet Marketing Services and Corporate and eliminations)

The accounting basis for transactions between reportable segments is the same as that described in the "Significant Accounting Policies" outlined in Note 1.

During 2002, we changed our method of evaluating segment performance by excluding segment interest income and interest expense from the segment's profit performance. The following tables summarize operating revenue, operating earnings (loss), depreciation and amortization and capital expenditures from continuing operations for the years ended December 31 and identifiable total assets of continuing operations at December 31:


                                                             2000                 2001                 2002
                                                        ---------------      ---------------      --------------
Operating revenue
-----------------
Publishing .........................................    $       345,321      $       320,615      $     311,138
Broadcasting .......................................            149,886              134,801            152,749
Telecommunications .................................            126,586              151,992            148,674
Printing services ..................................            107,334              114,612             97,841
Other ..............................................             90,105               86,767             90,974
                                                        ---------------      ---------------      -------------
                                                        $       819,232      $       808,787      $     801,376
                                                        ===============      ===============      =============

Operating earnings (loss)
-------------------------
Publishing .........................................    $        39,265      $        24,898      $      30,315
Broadcasting .......................................             30,435               15,453             33,384
Telecommunications .................................             40,114               48,007             40,956
Printing services ..................................              3,336                 (756)             2,131
Other ..............................................             (3,959)              (3,498)             7,287
                                                        ---------------      ---------------      -------------
                                                        $       109,191      $        84,104      $     114,073
                                                        ===============      ===============      =============

Depreciation and amortization
-----------------------------
Publishing .........................................    $        14,277      $        13,893      $      14,157
Broadcasting .......................................             13,584               13,287              7,310
Telecommunications .................................             11,376               14,735             17,192
Printing services ..................................              6,628                6,168              5,218
Other ..............................................              4,253                3,613              2,758
                                                        ---------------      ---------------      -------------
                                                        $        50,118      $        51,696      $      46,635
                                                        ===============      ===============      =============

Capital expenditures
--------------------
Publishing .........................................    $        50,530      $        49,701      $      30,291
Broadcasting .......................................              7,674               10,260              8,788
Telecommunications .................................             28,779               27,509             10,132
Printing services ..................................              7,946                1,654              2,555
Other ..............................................              1,829                1,048              1,403
                                                        ---------------      ---------------      -------------
                                                        $        96,758      $        90,172      $      53,169
                                                        ===============      ===============      =============

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           December 31, 2002 (in thousands, execept per share amounts)

                                                        2000                 2001                 2002
                                                   ---------------      ---------------      --------------
Identifiable total assets
-------------------------
Publishing ....................................    $       180,517      $       208,141      $     224,290
Broadcasting ..................................            279,055              296,723            298,426
Telecommunications ............................            109,807              121,111            114,545
Printing services .............................             57,611               50,494             31,005
Other .........................................             60,045               54,309             76,486
                                                   ----------------     ----------------     ---------------
                                                   $       687,035      $       730,778      $     744,752
                                                   ================     ================     ===============

13 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                        2001 Quarters
                                        ------------------------------------------------------------------------------
                                           First           Second           Third           Fourth           Total
                                        ------------    -------------    ------------    -------------    ------------
Operating revenue ..................      $182,250        $190,791         $246,980        $188,766         $808,787
Gross profit .......................        76,856          85,194          102,989          80,067          345,106
Earnings from continuing
   operations before accounting
   change ..........................         9,180          13,194           15,484          11,621           49,479
Net earnings .......................         8,854          12,571           15,431          10,901           47,757

Basic and diluted earnings per
share:
  Earnings from continuing
   operations before accounting
   change ..........................          0.34            0.47             0.54            0.41             1.76
  Net earnings .....................          0.32            0.45             0.54            0.39             1.70

                                                                        2002 Quarters
                                        ------------------------------------------------------------------------------
                                           First           Second           Third           Fourth           Total
                                        ------------    -------------    ------------    -------------    ------------
Operating revenue ..................      $180,206        $185,880         $245,317        $189,973         $801,376
Gross profit .......................        76,328          84,530          108,814          84,151          353,823
Earnings from continuing
    operations before accounting
    change .........................        12,352          18,492           19,588          14,562           64,994
Net earnings .......................         7,338          16,658           19,589          14,335           57,920

Basic and diluted earnings per
share:
  Earnings from continuing
   operations before accounting
   change ..........................          0.46            0.69             0.74            0.57             2.46
  Net earnings .....................          0.27            0.63             0.74            0.55             2.19

The reported amounts for the first quarter of 2002 differ from the amounts previously reported in our Quarterly Report on Form 10-Q. They include the reclassification of the results of discontinued operations and the reclassification of the impairment of $1,260 for a customer list at our direct marketing services business from cumulative effect of accounting change to operating costs and expenses.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          December 31, 2002 (in thousands, execept per share amounts)

The results for the first quarter of 2002 include $7,670 pre-tax transitional impairment charges for the write-off of goodwill at our direct marketing services business and the write down of certain broadcast licenses at our broadcasting business.

The results for the fourth quarter of 2002 include an $2,502 pre-tax impairment charge for certain equipment at our printing services business.

The results for the fourth quarter of 2001 include an $1,003 pre-tax impairment charge for certain property at our broadcast business and certain equipment at our printing services business.

The results for 2001 include approximately $1,990 pre-tax amortization expense per quarter for goodwill and indefinite-lived intangible assets that are no longer amortized under Statement No. 142.

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

                          JOURNAL COMMUNICATIONS, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                                   December 31, 2002     March 23, 2003
                                                                                   -----------------     ---------------
ASSETS                                                                                                       (unaudited)
Current assets:
    Cash and cash equivalents ..................................................        $      8,455       $       6,599
    Receivables, less allowance for doubtful accounts of $6,453 and $6,522 .....              89,920              85,533
    Inventories, lower of cost (first-in-first-out) or market:
       Paper and supplies ......................................................               7,725               8,357
       Work in process .........................................................               3,456               1,773
       Finished goods ..........................................................               5,019               6,418
                                                                                   -----------------     ---------------
                                                                                              16,200              16,548

    Prepaid expenses ...........................................................              11,786               8,594
    Deferred income taxes ......................................................               8,164               8,164
                                                                                   -----------------     ---------------
    TOTAL CURRENT ASSETS .......................................................             134,525             125,438

Property and equipment, at cost, less accumulated depreciation of
   $345,333 and $353,636 .......................................................             324,405             330,661

Goodwill .......................................................................             111,998             111,998
Broadcast licenses .............................................................             125,492             125,492
Other intangible assets, net ...................................................              12,115              11,719
Prepaid pension costs ..........................................................              30,337              29,749
Other assets ...................................................................               5,880               5,781
                                                                                   -----------------     ---------------
    TOTAL ASSETS ...............................................................        $    744,752       $     740,838
                                                                                   =================     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable to banks .....................................................        $     90,775       $      75,870
    Accounts payable ...........................................................              37,757              50,759
    Accrued compensation .......................................................              29,712              20,812
    Deferred revenue ...........................................................              20,741              20,859
    Accrued employee benefits ..................................................               9,576               7,452
    Other current liabilities ..................................................               9,525              14,933
    Current portion of long-term liabilities ...................................               1,645               1,574
                                                                                   -----------------     ---------------
    TOTAL CURRENT LIABILITIES ..................................................             199,731             192,259

Accrued employee benefits ......................................................              16,945              17,070
Other long-term liabilities ....................................................               9,238               9,142
Deferred income taxes ..........................................................              42,294              42,294

Shareholders' equity:
    Common stock, authorized and issued 28,800 shares ($0.125 par value) .......               3,600               3,600
    Retained earnings ..........................................................             581,361             584,888
    Units of beneficial interest in treasury, at cost ..........................            (108,417)           (108,417)
    Accumulated other comprehensive income .....................................                  --                   2
                                                                                   -----------------     ---------------
    TOTAL SHAREHOLDERS' EQUITY .................................................             476,544             480,073
                                                                                   -----------------     ---------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................................        $    744,752       $     740,838
                                                                                   =================     ===============

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
             UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)

                                                                                               First Quarter Ended
                                                                                    --------------------------------------
                                                                                      March 24, 2002        March 23, 2003
                                                                                    ----------------      ----------------
Continuing operations:
Operating revenue:
    Publishing .................................................................        $     69,517          $     68,337
    Broadcasting ...............................................................              30,680                29,462
    Telecommunications .........................................................              34,905                33,750
    Printing services ..........................................................              25,028                21,025
    Other ......................................................................              19,925                21,893
                                                                                    ----------------      ----------------
Total operating revenue ........................................................             180,055               174,467

Operating costs and expenses:
    Publishing .................................................................              33,880                34,728
    Broadcasting ...............................................................              13,083                13,840
    Telecommunications .........................................................              18,223                18,562
    Printing services ..........................................................              21,496                17,034
    Other ......................................................................              17,149                18,395
                                                                                    ----------------      ----------------
    Total operating costs and expenses .........................................             103,831               102,559

    Selling and administrative expenses ........................................              55,744                52,656
                                                                                    ----------------      ----------------
Total operating costs and expenses and selling and administrative
 expenses ......................................................................             159,575               155,215

Operating earnings .............................................................              20,480                19,252

Other income and expense:
    Interest income and dividends ..............................................                 631                    77
    Interest expense, net ......................................................                (145)                 (491)
                                                                                    ----------------      ----------------
Total other income and expense .................................................                 486                  (414)

Earnings from continuing operations before income taxes and accounting
 change ........................................................................              20,966                18,838

Provision for income taxes .....................................................               8,714                 7,536
                                                                                    ----------------      ----------------

Earnings from continuing operations before accounting change ...................              12,252                11,302

Income from discontinued operations, net of applicable income tax benefit
 of $2,667 .....................................................................               1,595                    --

Cumulative effect of accounting change, net of applicable income taxes
 of $1,161 .....................................................................              (6,509)                   --
                                                                                    ----------------      ----------------

Net earnings ...................................................................        $      7,338          $     11,302
                                                                                    ================      ================

Weighted average number of shares outstanding ..................................              26,775                25,916

Basic and diluted earnings per share:
    Continuing operations before accounting change .............................        $       0.46          $       0.44
    Discontinued operations ....................................................                0.06                    --
    Cumulative effect of accounting change .....................................               (0.25)                   --
                                                                                    ----------------      ----------------
Net earnings per share .........................................................        $       0.27          $       0.44
                                                                                    ================      ================
Cash dividends per share .......................................................        $       0.30          $       0.30
                                                                                    ================      ================

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                          First Quarter Ended
                                                                                ------------------------------------
                                                                                 March 24, 2002      March 23, 2003
                                                                                ----------------    ----------------
Cash flow from operating activities:
    Net earnings ...........................................................        $      7,338        $     11,302
    Less income from discontinued operations ...............................               1,595                  --
    Less cumulative effect of accounting change ............................              (6,509)                 --
    Earnings from continuing operations before accounting change ...........              12,252              11,302
    Adjustments for non-cash items:
       Depreciation ........................................................               9,977              10,433
       Amortization ........................................................                 352                 396
       Provision for doubtful accounts .....................................                 875                 607
       Net (gain) loss from disposal of assets .............................                 (18)                  3
       Impairment of long-lived assets .....................................               1,260                  --
       Net changes in operating assets and liabilities, excluding effects of sales and acquisitions:
          Receivables ......................................................               4,194               3,815
          Inventories ......................................................               2,764                (348)
          Accounts payable .................................................              (7,283)             11,481
          Other assets and liabilities .....................................                 157                (110)
                                                                                ----------------    ----------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES ....................              24,530              37,579

Cash flow from investing activities:
    Capital expenditures for property and equipment ........................             (16,323)            (16,784)
    Proceeds from sales of assets ..........................................                  29                  92
    Other, net .............................................................                  37                 (63)
                                                                                ----------------    ----------------
              NET CASH USED FOR INVESTING ACTIVITIES .......................             (16,257)            (16,755)

Cash flow from financing activities:
       Net increase (decrease) in notes payable to bank ....................              64,975             (14,905)
       Purchases of units of beneficial interest ...........................             (79,934)                 --
       Sales of units of beneficial interest ...............................              13,972                  --
       Cash dividends ......................................................              (7,942)             (7,775)
       Deferred revenue ....................................................                 (75)                 --
                                                                                ----------------    ----------------
              NET CASH USED FOR FINANCING ACTIVITIES .......................              (9,004)            (22,680)

NET CASH USED FOR DISCONTINUED OPERATIONS ..................................                (377)                 --
                                                                                ----------------    ----------------

NET DECREASE IN CASH AND CASH EQUIVALENTS ..................................              (1,108)             (1,856)

Cash and cash equivalents
       Beginning of year ...................................................               8,911               8,455
                                                                                ----------------    ----------------

       At March 23, 2003 and March 24, 2002 ................................        $      7,803        $      6,599
                                                                                ================    ================

See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                         March 23, 2003 (in thousands)

1    BASIS OF PRESENTATION

The accompanying unaudited consolidated condensed financial statements have been prepared by Journal Communications, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which we believe to be necessary for a fair presentation. As permitted by these regulations, these statements do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. However, we believe that the disclosures are adequate to make the information presented not misleading. The operating results for the first quarter ended March 23, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. You should read these unaudited consolidated condensed financial statements in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002.

We reclassified certain prior year amounts to conform to the 2003 presentation.

2    ACCOUNTING PERIODS

We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of publishing our interim financial statements at the end of the third accounting period (the first quarter), at the end of the sixth accounting period (the second quarter), and at the end of the tenth accounting period (the third quarter).

3    SEGMENT INFORMATION

                                                              First Quarter Ended
                                                  ----------------------------------------
                                                    March 24, 2002          March 23, 2003
                                                  ----------------        ----------------
        Operating revenue
        -----------------
        Publishing ...........................        $     69,517            $     68,337
        Broadcasting .........................              30,680                  29,462
        Telecommunications ...................              34,905                  33,750
        Printing services ....................              25,028                  21,025
        Other ................................              19,925                  21,893
                                                  ----------------        ----------------
                                                      $    180,055            $    174,467
                                                  ================        ================

        Operating earnings (loss)
        -------------------------
        Publishing ...........................        $      5,235            $      3,582
        Broadcasting .........................               4,703                   3,406
        Telecommunications ...................              10,316                   9,212
        Printing services ....................                 750                   1,122
        Other ................................                (524)                  1,930
                                                  ----------------        ----------------
                                                      $     20,480            $     19,252
                                                  ================        ================

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                                        December 31, 2002        March 23, 2003
                                                        -----------------        ---------------
                                                            (Audited)
        Identifiable total assets
        -------------------------
        Publishing .................................        $    224,290            $    231,146
        Broadcasting ...............................             298,426                 294,238
        Telecommunications .........................             114,545                 111,002
        Printing services ..........................              31,005                  29,615
        Other ......................................              76,486                  74,837
                                                        ----------------        ----------------
                                                            $    744,752            $    740,838
                                                        ================        ================

4    COMPREHENSIVE INCOME

                                                                    First Quarter Ended
                                                        ----------------------------------------
                                                          March 24, 2002          March 23, 2003
                                                        -----------------       ----------------
        Net earnings ...............................        $      7,338            $     11,302
        Foreign currency translation adjustments ...                 173                       2
                                                        ----------------        ----------------
        Comprehensive Income .......................        $      7,511            $     11,304
                                                        ================        ================

5    GOODWILL AND OTHER INTANGIBLE ASSETS

Definite-lived Intangibles

Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2002 and March 23, 2003 is as follows:

                                                      Gross Carrying        Accumulated        Net Carrying
        As of December 31, 2002                           Amount           Amortization          Amount
                                                     ----------------      -------------     ----------------
        Definite-lived intangible assets:
        Customer lists .............................      $    17,771        $   (14,830)         $     2,941
        Non-compete agreements .....................           24,813            (23,169)               1,644
        Other ......................................            3,080             (3,045)                  35
                                                     ----------------      -------------     ----------------
        Total ......................................      $    45,664        $   (41,044)         $     4,620
                                                     ================      =============     ================
                                                      Gross Carrying        Accumulated        Net Carrying
        As of March 23, 2003                              Amount            Amortization          Amount
                                                     ----------------      -------------     ----------------
        Definite-lived intangible assets:
        Customer lists .............................      $    17,771        $   (14,951)         $     2,820
        Non-compete agreements .....................           24,813            (23,437)               1,376
        Other ......................................            3,080             (3,052)                  28
                                                     ----------------      -------------     ----------------
        Total ......................................      $    45,664        $   (41,440)         $     4,224
                                                     ================      =============     ================

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Amortization expense was $396 for the first quarter ended March 23, 2003. Estimated amortization expense for each of the next five years ending December 31 is as follows:

                        Year                        Amount
                        ----                       ---------

                        2003 ..................    $   1,636
                        2004 ..................        1,028
                        2005 ..................          455
                        2006 ..................          445
                        2007 ..................          410

Indefinite-lived Intangibles

Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of the major classes of indefinite-lived intangible assets in the first quarter ended March 23, 2003.

Goodwill

In 2002, we performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

There were no changes in the carrying amount of goodwill in the first quarter ended March 23, 2003.

6    NOTES PAYABLE TO BANKS

We have a $120,000 bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, we had borrowings of $75,870 under the credit agreement, including $4,870 bearing interest at the Base Rate of 4.25% and $71,000 bearing interest at the LIBOR based rate of 2.21%.

7    DISCONTINUED OPERATIONS

In January 2002, we announced the closure of Fox Cities Newspapers, a business in our publishing segment located in Appleton, Wisconsin. On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., during the first quarter ended March 24, 2002 and March 23, 2003:

                          JOURNAL COMMUNICATIONS, INC.
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                                                       First Quarter Ended
                                                            ------------------------------------
                                                              March 24, 2002     March 23, 2003
                                                            -----------------   ----------------
        Revenue ........................................        $      1,610        $         --
        Loss before income tax benefit of $2,667 .......        $     (1,072)       $         --

There were no assets or liabilities of Fox Cities Newspapers or IPC Communication Services, S.A. included in the consolidated balance sheet at December 31, 2002 and the unaudited consolidated condensed balance sheet at March 23, 2003.

8    EXIT ACTIVITY

Effective January 1, 2003, we adopted Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan.

In February 2003, we announced the closure of our CD-ROM mastering and replication facility, a business in our printing services segment, in Foothill Ranch, California. These functions will be performed by third parties, eliminating the need for all 33 employees, and will allow us to focus on our core printing services business. This action is expected to be completed in May 2003. We expect to incur expenses of $517. These costs are reported as selling and administrative expenses in the unaudited consolidated condensed statement of earnings. The liability is reported as accrued employee benefits in the unaudited consolidated condensed balance sheets.

                                                      Liability                                  Liability
                                         Expected    at January     Charges/     Payments/       at March
                                           Costs       1, 2003     Additions     Reductions      23, 2003
                                         --------    ----------    ----------   ------------   -----------
Employee severance and benefits ......    $   231      $      -      $    214         $ (132)      $    82
Facility costs .......................        261             -            78            (78)            -
Other ................................         25             -            25            (25)            -
                                         --------    ----------    ----------   ------------   -----------
Total ................................    $   517      $      -      $    317         $ (235)      $    82
                                         ========    ==========    ==========   ============   ===========

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholder
 The Journal Company

We have audited the accompanying balance sheet of The Journal Company (the Company) as of May 12, 2003. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of May 12, 2003, in conformity with accounting principles generally accepted in the United States.

May 12, 2003
Milwaukee, Wisconsin                                       /s/ Ernst & Young LLP

                               THE JOURNAL COMPANY
                          BALANCE SHEET AT MAY 12, 2003

ASSETS

Cash ...............................................................................     $          100
                                                                                         ==============
SHAREHOLDER'S EQUITY

Class A common stock, par value $0.01 per share; 170,000,000 shares of class A common stock authorized, 100 shares of class A common stock issued and
     outstanding ...................................................................     $            1
Additional paid-in capital .........................................................                 99
                                                                                         --------------
Total ..............................................................................     $          100
                                                                                         ==============

See accompanying note

                               THE JOURNAL COMPANY
                              NOTE TO BALANCE SHEET
                                  MAY 12, 2003

ORGANIZATION OF THE JOURNAL COMPANY

The Journal Company, a Wisconsin corporation, was formed on May 9, 2003 for purposes of facilitating the share exchange between Journal Communications, Inc. and The Journal Company. The Journal Company has no operations, except as
contemplated by the Agreement and Plan of Share Exchange, dated as of May     ,
2003, by and between The Journal Company and Journal Communications, Inc. Journal Communications, Inc. is the sole shareholder of The Journal Company. The principal executive office of The Journal Company is located at 333 West State Street, Milwaukee, Wisconsin 53203.

                       [Journal Communications, Inc. Logo]

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

        Registration fee ...................................  $   20,225
        NASD filing fee ....................................  $   25,500
        New York Stock Exchange listing fee ................           *
        Printing costs .....................................           *
        Legal fees and expenses ............................           *
        Accounting fees and expenses .......................           *
        Blue sky fees and expenses .........................           *
        Miscellaneous ......................................           *
           Total ...........................................  $________*
     *To be completed by amendment

     All of the above expenses except the Registration fee and NASD filing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14.    Indemnification of Directors and Officers.

     The Bylaws of the Registrant provide that the directors and officers of the Registrant, members of the committee formed under Article 2 of the Registrant's Articles of Incorporation, any trustee of any employee benefit plan of the Registrant and any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of the Registrant under certain circumstances, as more fully described in Sections
180.0850 through 180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Registrant under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and the Registrant's Bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

     The Registrant also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Registrant's former, current or future directors or officers or persons serving at the request of the Registrant or positions with other entities as described above.

Item 15.    Recent Sales of Unregistered Securities.

     None.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b)  Financial Statement Schedules.

Report of Independent Auditors on Schedule

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the consolidated financial statements of Journal Communications, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated January 28, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        /s/ Ernst & Young LLP

January 28, 2003
Milwaukee, Wisconsin

                          JOURNAL COMMUNICATIONS, INC.

          SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 2002, 2001, and 2000
                                 (in thousands)

                          Balance at       Additions                                                  Balance at
                          Beginning        Charged to      Acquisitions                                  End
Description                of Year          Earnings      Divestitures/(1)/     Deductions/(2)/        of Year
-----------               ----------       ----------     -----------------     ---------------       ----------
Allowance for doubtful accounts:

2002                       $  5,477         $  3,944          $       -            $   2,968           $  6,453

2001                       $  3,993         $  5,206          $     (59)           $   3,663           $  5,477

2000                       $  4,008         $  3,185          $       -            $   3,200           $  3,993

Reserve for litigation:

2002                       $ 10,000         $ (4,100)         $       -            $   5,900           $      -

2001                       $  4,350         $  5,650          $       -            $       -           $ 10,000

2000                       $  2,834         $  4,445          $       -            $   2,929           $  4,350

(1) During 2001, $59,000 was deducted from the allowance for doubtful accounts due to the sale of the Milwaukee operation of our label printing business.
(2) Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance. The deduction from the reserve for litigation in 2000 represents a settlement payment and the deduction in 2002 represents the final settlement. Please see Note 8 of our Notes to Consolidated Financial Statements.

     All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.    Undertakings.

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on June 18, 2003.

                                        THE JOURNAL COMPANY

                                        By: /s/ Steven J. Smith
                                            ------------------------------------
                                            Steven J. Smith
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                     Title                                 Date
              ---------                                     -----                                 ----
/s/ Steven J. Smith                         Chairman of the Board and Chief Executive        June 18, 2003
------------------------------------        Officer (Principal Executive Officer)
Steven J. Smith


/s/ Paul M. Bonaiuto                        Executive Vice President and Chief Financial     June 18, 2003
------------------------------------        Officer (Principal Financial Officer)
Paul M. Bonaiuto


/s/ Anne M. Bauer                           Vice President and Controller (Principal         June 18, 2003
---------------------------                 Accounting Officer)
Anne M. Bauer

                                  EXHIBIT INDEX

   Exhibit
   Number                     Document Description
   ------                     --------------------

     (1)             Form of Underwriting Agreement

     (2)             Form of Agreement and Plan of Share Exchange, dated as of
                              , 2003, between The Journal Company and Journal
                     Communications, Inc.

    (3.1)            Form of Articles of Incorporation of The Journal Company

    (3.2)            Bylaws of The Journal Company*

    (4.1) Credit Agreement, dated May 31, 2002, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U. S. Bank National Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended June 16, 2002 [Commission File No. 0-7831])

    (4.2) First Amendment to Credit Agreement, dated May 2, 2003, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U.S. Bank National Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended March 23, 2003 [Commission File No. 0-7831])

    (4.3)            Shareholders Agreement, by and among Journal
                     Communications, Inc., The Journal Company, Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003

    (4.4) The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Journal Employees' Stock Trust for the quarter ended June 30, 2001 [Commission File No. 0-7832])

     (5)             Opinion of Foley & Lardner

    (10.1) Journal Communications, Inc. Management Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.2) Journal Communications, Inc. Management Annual Incentive Plan (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.3) Journal Communications, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit
                     10.4 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.4) Journal Communications, Inc. Supplemental Benefit Plan (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.5)           The Journal Company 2003 Equity Incentive Plan*

    Exhibit
    Number                     Document Description
    ------                     --------------------

    (10.6)         The Journal Company 2003 Employee Stock Purchase Plan*

     (21) Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (23.1)         Consent of Independent Auditors

    (23.2)         Consent of Foley & Lardner (contained in Exhibit 5)

     (24)          Powers of Attorney (contained on the signature page hereto)**

-----------------------------
 *  To be filed by amendment
 ** Previously filed

                                       E-2